As filed with the Securities and Exchange Commission on August 9, 2006
Registration No. 333-135574

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FIRST SOLAR, INC.
(Exact name of registrant as specified in its charter)

Delaware	3674	20-4623678
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4050 East Cotton Center Boulevard
Building 6, Suite 68
Phoenix, Arizona 85040
(602) 414-9300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Michael J. Ahearn
Chief Executive Officer
First Solar, Inc.
4050 East Cotton Center Boulevard
Building 6, Suite 68
Phoenix, Arizona 85040
(602) 414-9300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

John T. Gaffney, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000	John D. Wilson, Esq. Shearman & Sterling LLP 1080 Marsh Road Menlo Park, California 94025 (650) 838-3600

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐
          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
          If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum Aggregate	Amount of
Title of Each Class of Securities to be Registered	Offering Price(1)(2)	Registration Fee(3)

Common Stock, par value $0.001 per share	$250,000,000	$26,750

(1)	Estimated solely for the purpose of calculating the registration fee under Rule 457(o) of the Securities Act of 1933, as amended.

(2)	Includes shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.

(3)	Previously paid by wire transfer on June 30, 2006.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 9, 2006
Shares
First Solar, Inc.
Common Stock

This is the initial public offering of shares of our common stock. We are selling                      shares and the selling stockholders named in this prospectus are selling                      shares of our common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $          and $           per share. We will apply to list our common stock on The Nasdaq Global Market under the symbol “FSLR”.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

PRICE $                        A SHARE

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds to	Selling
	Public	Commissions	First Solar, Inc.	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$
We have granted the underwriters the right to purchase up to an additional                      shares of common stock to cover over-allotments.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares to purchasers on                     , 2006.

Credit Suisse	Morgan Stanley
                     , 2006

      You should rely only on information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. We are not making an offer of these securities in any state where the offer is not permitted. The information in this prospectus may only be accurate as of the date on the front of this prospectus.

Dealer Prospectus Delivery Obligation
      Until                     , 2006 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY
         This summary highlights information about First Solar, Inc. and the offering contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. You should carefully read the entire prospectus before making an investment decision, especially the information presented under the heading “Risk Factors” and the financial statements and notes thereto included elsewhere in this prospectus. In this prospectus, except as otherwise indicated or as the context may otherwise require, all references to “First Solar”, “we”, “us” and “our” refer to First Solar, Inc. and its subsidiaries.
First Solar
         We design and manufacture solar modules using a proprietary thin film semiconductor technology that has established us as one of the lowest cost solar module manufacturers in the world. In 2005, our average manufacturing costs were $1.59 per Watt, which we believe is significantly less than those of traditional crystalline silicon solar module manufacturers. We are the first company to integrate non-silicon thin film technology into high volume low cost production. Our manufacturing process transforms an inexpensive 2ft x 4ft (60cm x 120cm) sheet of glass into a complete solar module in less than three hours, using approximately 1% of the semiconductor material used to produce traditional crystalline silicon solar modules. Our ability to attract customers with competitive pricing, in combination with our replicable low cost manufacturing process, afforded us a gross margin of 35% in 2005 and 30% in the first six months of 2006. By continuing to expand production and improve our technology and manufacturing process, we believe that we can further reduce our manufacturing costs per Watt and improve our cost advantage over traditional crystalline silicon solar module manufacturers. Our objective is to become, by 2010, the first solar module manufacturer to offer a solar electricity solution that competes on a non-subsidized basis with the price of retail electricity in key markets in the United States, Europe and Asia.
         Our net sales grew from $3.2 million in 2003 to $48.1 million in 2005 and from $17.9 million in the first six months of 2005 to $41.5 million in the first six months of 2006, although we have incurred net losses in each period since inception. Strong market demand, a positive customer response to our solar modules and our ability to expand production without raw material constraints present us with the opportunity to expand sales rapidly and increase market share. We recently entered into long-term solar module supply contracts with six project developers and system integrators headquartered in Germany that we expect to generate approximately €1.2 billion ($1.4 billion at an assumed exchange rate of $1.20/€1.00) in sales from 2006 to 2011, or the Long Term Supply Contracts. These Long Term Supply Contracts contemplate the manufacture and sale of a total of 745 Megawatts, or MW, of solar modules. Under each of our Long Term Supply Contracts, we have a unilateral option, exercisable until December 31, 2006, to increase the sales volumes and extend each contract through 2012. If we exercise our option under each of the six contracts, we expect them to generate approximately €1.9 billion ($2.3 billion at an assumed exchange rate of $1.20/€1.00) in sales from 2006 to 2012 for the manufacture and sale of a total of 1,270MW of solar modules. We expect sales under the Long Term Supply Contracts to increase year over year through 2008 as we increase production capacity, and, thereafter, we expect such sales per year to be in approximately equal amounts. These contacts can be terminated by our customers if missed deliveries of required solar modules remain uncured.
         In order to satisfy our contractual requirements and address additional market demand, we are expanding our annual manufacturing capacity from the existing 25MW at our Ohio plant, or the Base Plant, to an aggregate capacity of 175MW by the second half of 2007. We are in the process of adding two production lines to the Base Plant, or the Ohio Expansion, which we expect will increase our annual manufacturing capacity to 75MW by August 2006 and establish First Solar as the largest thin film solar module manufacturer in the world. We are also building a four line 100MW manufacturing plant in Germany, or the German Plant. After our German Plant reaches full capacity, estimated for the second half of 2007, we will have an annual manufacturing capacity of 175MW. We are also in the planning stage for a new manufacturing plant in Asia.
Market Opportunity
         We operate in a large, rapidly growing market that is widely untapped and highly elastic at certain price points. Global demand for electricity is expected to increase from 14.8 trillion kilowatt hours in 2003 to 27.1 trillion kilowatt hours in 2025, according to the Energy Information Administration. However, supply constraints, rising prices, dependence on foreign countries for fuel feedstock and environmental concerns could limit the ability of many conventional sources of electricity to supply the rapidly expanding global demand. The challenges facing many conventional sources of electricity are creating a unique growth opportunity for the renewable energy industry, especially solar energy. According to the Department of Energy, solar energy is the only source of renewable power with a large enough resource base to supply a significant percentage of the world’s electricity needs. Worldwide, annual installations by the photovoltaic industry grew from 0.3 Gigawatt, or GW, in 2001 to 1.5GW in 2005, representing an average annual growth rate of over 43%. In 2005, the cumulative installed capacity of solar modules surpassed 5GW.
Competitive Strengths
         We believe that we possess a number of competitive strengths that position us to become a leader in the solar energy industry and compete in the broader electric power industry:

•	Cost-per-Watt advantage. Our proprietary thin film semiconductor technology has established us as one of the world’s lowest cost manufacturers of solar modules. In 2005, our average manufacturing costs were $1.59 per Watt, which we believe is significantly less than those of crystalline silicon solar module manufacturers.

•	Continuous and scalable production process. We manufacture our solar modules on a high-throughput production line where we perform all manufacturing steps, from semiconductor deposition to final assembly and testing, ourselves in an automated, continuous process. We have implemented a number of continuous improvement systems and tools to improve scalability and increase operating leverage.

•	Replicable production facilities. To complete each new production line, we plan to use a systematic replication process designed to enable us to add production lines rapidly and efficiently and achieve operating metrics in new plants that are comparable to the performance of our Base Plant. The Ohio Expansion demonstrated our ability to replicate a single 25MW production line by creating two new 25MW production lines, and will serve as a “standard building block” for building manufacturing lines in Germany and Asia. By expanding production, we believe we can take advantage of economies of scale and accelerate development cycles, enabling further reductions in the price per Watt of our solar modules.

•	Stable supply of raw materials. We are not currently constrained by and do not foresee a shortage of cadmium telluride, our most critical semiconductor material. In addition, because of the relatively small amount of semiconductor material we use, we believe our exposure to cadmium telluride price increases is limited. By contrast, Solarbuzz estimates that a shortage of silicon feedstock will constrain the production of certain crystalline silicon solar module manufacturers until 2008.

•	Pre-sold capacity through Long Term Supply Contracts. Our Long Term Supply Contracts provide us with predictable net sales and will enable us to ramp production and realize economies of scale from capacity expansions quickly, as we utilize and sell most of our production capacity upon the qualification of a new production line. By pre-selling the solar modules to be produced on future production lines, we minimize the customer demand risk of our rapid expansion plans.

•	Favorable system performance. Solar modules usually perform below their rated power because of environmental conditions, including variation in the ambient temperature and intensity of sunlight. We believe that in real-world conditions, systems incorporating our solar modules generate more kilowatt hours of electricity per Watt of rated power than systems incorporating crystalline silicon solar modules, increasing our end-users’ return on investment.

Strategies
         Our goal is to utilize our proprietary thin film semiconductor technology to create a sustainable market for our solar modules by lowering the price of solar electricity to a level that is competitive with the price of retail electricity on a non-subsidized basis by 2010 in key markets in the United States, Europe and Asia. We intend to pursue the following strategies to attain this goal:

•	Penetrate key markets rapidly. Upon completion of our German Plant and contemplated Asian plant, we expect to become a global fully-integrated solar module manufacturer with substantial production capacity. Our new production lines will enable us to diversify our customer base, gain market share in key solar module markets and reduce our dependence on any individual country’s subsidy programs.

•	Further reduce manufacturing cost. We deploy continuous improvement systems and tools to increase the throughput of our production lines and the efficiency of our workforce and to reduce our capital intensity and raw material requirements. In addition, by absorbing fixed costs over higher production volumes, we believe we can realize economies of scale and continue to lower our manufacturing cost per Watt. Higher production volumes should also enable volume-based discounts on certain raw material and equipment purchases and provide production and operational experience that translates into improved process and product performance.

•	Increase sellable Watts per module. We are implementing several development programs designed to increase the number of sellable Watts per solar module, which is driven primarily by conversion efficiency. From 2003 to the first six months of 2006, we increased the average conversion efficiency of our solar modules from approximately 7% to approximately 9%, which increased the rated power of our solar modules from approximately 49 Watts to approximately 62 Watts over the same period.

•	Enter the mainstream market for electricity. We believe that our ability to enter the non-subsidized, mainstream market for electricity will require system development and optimization, new system financing options and the development of new market channels. As part of our development activities, we anticipate providing solutions beyond the solar module, ranging from solar system kits to turnkey financed solar power generation projects, in selected market segments. For example, we recently entered into an agreement to sell 2.5MW of solar power generation kits, which include solar modules, mounting systems and electrical interconnection subsystems, to the State of California.

Challenges
         Before you invest in our stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors”. We believe that the following are some of the major risks and uncertainties that may affect us:

•	Thin film technology has a limited operating history. The oldest solar module manufactured on our pilot line has only been in use since 2001, and we do not have a large amount of data to validate our estimates of useful life and degradation. If our thin film technology and solar modules perform below expectations, we could lose customers and face high warranty expenses.

•	Failure to achieve anticipated operating metrics at new production lines. To satisfy our contractual requirements, we must expand our production capacity. If our systematic replication process does not yield new production lines with operating metrics that are comparable to the performance of our Base Plant, we would be unable to produce the MW volume required to satisfy our contractual requirements and could lose customers.

•	Reduction or elimination of government subsidies. The reduction or elimination of government subsidies before we achieve our goal of cost-competitiveness with conventional sources of electricity could significantly limit our customer base and reduce our net sales.

•	Intense competition from providers of conventional and renewable sources of electricity. We face intense competition from providers of conventional and renewable electricity, including solar module manufacturers using crystalline silicon and other thin film technologies. Other sources of electricity could prove to be more cost competitive or desirable than our thin film technology.
Corporate Information
         First Solar, Inc., a Delaware corporation, was incorporated on February 22, 2006. We operated as a Delaware limited liability company from 1999 until 2006. Our corporate headquarters are located at 4050 East Cotton Center Boulevard, Building 6, Suite 68, Phoenix, Arizona 85040 and our telephone number is (602) 414-9300. We maintain a website at www.firstsolar.com. The information contained in or connected to our website is not a part of this prospectus.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Use of Proceeds	We estimate that we will receive net proceeds from our offering of common stock, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, of approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full. For a sensitivity analysis as to the offering price, see “Use of Proceeds”.

Of the net proceeds we receive from this offering, we intend to use:

• approximately $ million to build a manufacturing facility in Asia and fund the associated ramp-up costs;

• approximately $ million to repay related party debt; and

• the remainder for working capital and general corporate purposes, including potential acquisitions and vertical integration.

We will not receive any proceeds from the sale of our common stock by the selling stockholders. See “Use of Proceeds”.

Dividend Policy	We do not currently intend to pay any cash dividends on our common stock. See “Dividend Policy” and “Description of Capital Stock—Common Stock”.

Listing	We will apply to list our common stock on The Nasdaq Global Market under the symbol “FSLR”.

         All information in this prospectus, unless otherwise indicated or the context otherwise requires:

•	assumes that our common stock will be sold at $ per share, which is the mid-point of the range set forth on the cover of this prospectus;

•	assumes that the underwriters will not exercise the over-allotment option granted to them by us;

•	does not give effect to options, with an exercise price equal to the price per share set forth on the cover of this prospectus, we plan to grant recent hires, directors and certain employees upon the consummation of this offering; and

•	gives effect to the dissolution of our majority stockholder, JWMA Partners, LLC, or JWMA, whereby the members of JWMA will become direct stockholders of First Solar, Inc. See “Principal and Selling Stockholders”.

Summary Historical Consolidated Financial and Operating Data
         The following table provides a summary of our historical consolidated financial information for the periods and at the dates indicated. The summary historical consolidated financial information for the fiscal years ended December 27, 2003, December 25, 2004 and December 31, 2005 and as of December 31, 2005 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial information for the six months ended June 25, 2005 and July 1, 2006 and as of July 1, 2006 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus.
         The information presented below should be read in conjunction with “Use of Proceeds”, “Capitalization”, “Selected Historical Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Years Ended			Six Months Ended

	December 27,	December 25,	December 31,	June 25,	July 1,
	2003	2004	2005	2005	2006

	(as restated)	(as restated)
	(dollars in thousands)
Statement of Operations:
Net sales	$3,210	$13,522	$48,063	$17,897	$41,485
Cost of sales	11,495	18,851	31,483	11,668	29,113

Gross profit (loss)	(8,285)	(5,329)	16,580	6,229	12,372

Research and development	3,841	1,240	2,372	484	3,055
Selling, general and administrative	11,981	9,312	15,825	5,604	14,005
Production start-up	—	900	3,173	414	6,641

Operating loss	(24,107)	(16,781)	(4,790)	(273)	(11,329)

Foreign currency gain (loss)	—	116	(1,715)	(769)	3,090
Interest expense	(3,974)	(100)	(418)	(66)	(708)
Other income (expense), net	38	(6)	372	43	591
Income tax expense	—	—	—	—	—
Cumulative effect of change in accounting for share-based compensation	—	—	89	89	—

Net loss	$(28,043)	$(16,771)	$(6,462)	$(976)	$(8,356)

Other Financial Data:
Net cash from (used in) operating activities	$(22,228)	$(15,185)	$5,040	$(2,759)	$(9,137)
Capital expenditures	$14,854	$7,733	$42,481	$13,801	$67,804

			Pro
			Forma,
	Actual		As Adjusted

Balance Sheet Data:	December 31,	July 1,	July 1,
	2005	2006	2006(1)

	(dollars in thousands)
Cash and cash equivalents	$16,721	$21,395	$
Property, plant and equipment, net	73,778	141,910
Related party debt	28,700	8,700
Other current and long-term debt	20,023	20,033
Total stockholders’ equity	13,129	113,364

		Six Months Ended
	Year Ended
	December 31,	June 25,	July 1,
	2005	2005	2006

Other Operating Data (unaudited):
Solar modules produced (in MW)(2)	21.4	9.7	16.7
Cost per Watt(3)	$1.59	$1.50	$1.60
(1) Reflects (i) $                     million of borrowings outstanding under our new credit facility as of                     , 2006, (ii) the repayment of the $8.7 million note payable to a related party and (iii) the sale of                   shares of our common stock by us in this offering at an assumed initial public offering price of $           per share, which represents the mid-point of the estimated offering price range shown on the cover of this prospectus, and the application of the net proceeds (including the repayment of $                     million related party debt) to the Company as described further under “Use of Proceeds”. Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts, commissions and estimated offering expenses payable by us in connection with the offering, a $1.00 increase (decrease) in the assumed public offering price of $           per share of common stock (the mid-point of the range set forth on the cover of this prospectus) would increase (decrease) cash and equivalents by $           million and total capitalization by $           million and decrease (increase) total common stock and other shareholders’ deficit by $           million.
(2) Solar modules produced (in MW) includes solar modules held in inventory.
(3) We define average cost per Watt as the total manufacturing cost incurred during the period, including stock-based compensation expense relating to our adoption of SFAS 123(R), divided by the total Watts produced during the period. Excluding stock-based compensation expense relating to our adoption of SFAS 123(R) of $822,000 for the year ended December 31, 2005 and $51,000 and $2,262,000 for the six months ended June 25, 2005 and July 1, 2006, respectively, our average cost per Watt would have been $1.55 for the year ended December 31, 2005 and $1.49 and $1.47 for the six months ended June 25, 2005 and July 1, 2006, respectively.

RISK FACTORS
         An investment in our stock involves a high degree of risk. You should carefully consider the following information, together with the other information in this prospectus, before buying shares of our stock. If any of the following risks or uncertainties occur, our business, financial condition and results of operations could be materially and adversely affected, the trading price of our stock could decline and you may lose all or a part of the money you paid to buy our stock.
Risks Relating to Our Business
Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.
         We have a limited operating history. Although we began developing our predecessor technology in 1987, we did not complete our first solar module manufacturing line until January 2002. From our launch of commercial operations in January 2002 through the end of 2005, we sold approximately 28MW of solar modules. Relative to the entire solar energy industry, which had a worldwide installed capacity of 5GW, or 5,000MW, at the end of 2005, we have sold only a small percentage of the installed solar modules. As such, our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. While our net sales grew from $3.2 million in 2003 to $48.1 million in 2005, we may be unable to achieve similar growth, or to grow at all, in future periods. Accordingly, you should not rely on our results of operations for any prior period as an indication of our future performance.
We have incurred losses since our inception and may be unable to generate sufficient net sales in the future to achieve and then sustain profitability.
         We incurred a net loss of $28.0 million in 2003, $16.8 million in 2004, $6.5 million in 2005 and $8.4 million in the first six months of 2006, and had an accumulated deficit of $157.7 million at July 1, 2006. We may continue to incur losses in the future. For example, we expect our net loss to increase significantly in 2006 because of production start-up expenses related to the Ohio Expansion and German Plant, stock-based compensation expense relating to our adoption of SFAS 123(R) and expenses related to becoming a public company. In addition, we expect our operating expenses to increase as we expand our operations. Our ability to reach and then sustain profitability depends on a number of factors, including the growth rate of the solar energy industry, the continued market acceptance of solar modules, the competitiveness of our solar modules and services and our ability to increase production volumes. If we are unable to generate sufficient net sales to become profitable and have a positive cash flow, we could be unable to satisfy our commitments and may have to discontinue operations.
Thin film technology has a short history, and our thin film technology and solar modules may perform below expectations.
         Researchers began developing thin film semiconductor technology over 20 years ago, but were unable to integrate the technology into a production line until recently. In addition, the oldest solar module manufactured on our pilot line has only been in use since 2001. As a result, our thin film technology and solar modules do not have a sufficient operating history to confirm how our solar modules will perform over their estimated 25 year useful life. If our thin film technology and solar modules perform below expectations, we could lose customers and face substantial warranty expense.
Our failure to further refine our technology and develop and introduce improved photovoltaic products could render our solar modules uncompetitive or obsolete and reduce our sales and market share.
         We will need to invest significant financial resources in research and development to keep pace with technological advances in the solar energy industry. However, research and development activities are inherently uncertain, and we could encounter practical difficulties in commercializing our research results. Our significant expenditures on research and development may not produce corresponding benefits. Other companies are developing a variety of competing photovoltaic technologies, including copper indium gallium diselenide and amorphous silicon, that could produce solar modules that prove more cost-effective or have better performance than our solar modules. As a result, our solar modules may be rendered obsolete by the technological advances of others, which could reduce our net sales and market share.

If photovoltaic technology is not suitable for widespread adoption, or if sufficient demand for solar modules does not develop or takes longer to develop than we anticipate, our net sales may flatten or decline, and we may be unable to achieve and then sustain profitability.
         The solar energy market is at a relatively early stage of development, and the extent to which solar modules will be widely adopted is uncertain. If photovoltaic technology proves unsuitable for widespread adoption or if demand for solar modules fails to develop sufficiently, we may be unable to grow our business or generate sufficient net sales to achieve and then sustain profitability. In addition, demand for solar modules in our targeted markets, including Germany, may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of photovoltaic technology and demand for solar modules, including the following:

•	cost-effectiveness of solar modules compared to conventional and other non-solar renewable energy sources and products;

•	performance and reliability of solar modules and thin film technology compared to conventional and other non-solar renewable energy sources and products;

•	availability and substance of government subsidies and incentives to support the development of the solar energy industry;

•	success of other renewable energy generation technologies, such as hydroelectric, wind, geothermal, solar thermal, concentrated photovoltaic and biomass;

•	fluctuations in economic and market conditions that affect the viability of conventional and non-solar renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	fluctuations in capital expenditures by end-users of solar modules, which tend to decrease when the economy slows and interest rates increase; and

•	deregulation of the electric power industry and the broader energy industry.
Our future success depends on our ability to build new manufacturing plants and add production lines in a cost-effective manner, both of which are subject to risks and uncertainties.
         Our future success depends on our ability to significantly increase both our manufacturing capacity and production throughput in a cost-effective and efficient manner. If we cannot do so, we may be unable to expand our business, decrease our cost per Watt, maintain our competitive position, satisfy our contractual obligations or become profitable. Our ability to expand production capacity is subject to significant risks and uncertainties, including the following:

•	the need to raise significant additional funds to build additional manufacturing facilities, which we may be unable to obtain on reasonable terms or at all;

•	delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as our inability to secure successful contracts with equipment vendors;

•	our custom-built equipment may take longer and cost more to engineer than expected and may never operate as designed;

•	delays or denial of required approvals by relevant government authorities;

•	diversion of significant management attention and other resources; and

•	failure to execute our expansion plans effectively.
If our future production lines do not achieve operating metrics similar to our Base Plant, our solar modules could perform below expectations and cause us to lose customers.
         Currently, our 25MW Base Plant is our only production line operating at full capacity. We are in the process of adding two 25MW production lines to our Ohio facility using a systematic replication process. While our two new production lines are producing some solar modules during the qualification phase, we do not expect either line to operate at full volume capacity until August 2006. As a result, these new lines do not have a sufficient operating history for us to determine whether we were successful in replicating the Base Plant. Our new production lines could produce solar modules that have lower efficiencies, higher failure rates and higher rates of degradation than solar modules from our Base Plant, and we could be unable to determine the cause of the lower operating metrics or develop and implement solutions to achieve similar operating metrics as our Base Plant. The Ohio Expansion represents a “standard building block” that we intend to replicate in future production facilities and expansions of our existing production facilities, including the German Plant and the contemplated Asian plant. Our replication risk in connection with building the German Plant, the contemplated Asian plant and other future manufacturing plants could be higher than our replication risk in the Ohio Expansion because the new lines will be located internationally and we could be unaware of other factors that will lower the operating metrics of the new lines. If we are unable to systematically replicate our production lines and achieve similar operating metrics in future lines as our Base Plant, our manufacturing capacity could be substantially constrained, our manufacturing costs per Watt could increase and we could lose customers, causing lower net sales and net income than we anticipate.
Some of our manufacturing equipment is customized and sole sourced. If our manufacturing equipment fails or if our equipment suppliers fail to perform under their contracts, we could experience production disruptions and be unable to satisfy our contractual requirements.
         Some of our manufacturing equipment is customized to our production line based on designs or specifications we provide the equipment manufacturer. Following construction, each piece of equipment is qualified to ensure it meets our production standards. As a result, such equipment is not readily available from multiple vendors and would be difficult to repair or replace if it were to become damaged or stop working. If any piece of equipment fails, production along the entire production line could be interrupted and we could be unable to produce enough solar modules to satisfy our contractual requirements. In addition, the failure of our equipment suppliers to supply equipment in a timely manner or on commercially reasonable terms could delay our expansion plans and otherwise disrupt our production schedule or increase our manufacturing costs.
We may be unable to manage the expansion of our operations effectively.
         We expect to expand our business significantly in order to meet our contractual obligations, satisfy demand for our solar modules and increase market share. Currently, we are expanding our manufacturing capacity from the existing 25MW at our Base Plant to an aggregate of 175MW by the second half of 2007. To manage the expansion of our operations, we will be required to improve our operational and financial systems, procedures and controls, increase manufacturing capacity and throughput and expand, train and manage our growing employee base. Our management will also be required to maintain and expand our relationships with customers, suppliers and other third parties as well as attract new customers and suppliers. In addition, our current and planned operations, personnel, systems and internal procedures and controls might be inadequate to support our future growth. If we cannot manage our growth effectively, we may be unable to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.
We depend on a limited number of third-party suppliers for key raw materials, and their failure to perform could cause manufacturing delays and impair our ability to deliver solar modules to customers in the required quality, quantities and at a price that is profitable to us.
         Our failure to obtain raw materials and components that meet our quality, quantity and cost requirements in a timely manner could interrupt or impair our ability to manufacture our solar modules or increase our manufacturing cost. Most of our key raw materials are either sole-sourced or sourced by a limited number of third-party suppliers. As a result, the failure of any of our suppliers to perform could disrupt our supply chain and impair our operations. In addition, many of our suppliers are small companies that may be unable to supply our increasing demand for raw materials as we implement our planned rapid expansion. We may be unable to identify new suppliers or qualify their products for use on our production lines in a timely manner and on commercially reasonable terms. Raw materials from new suppliers may also be less suited for our technology and yield solar modules with lower conversion efficiencies than solar modules manufactured with the raw materials from our current suppliers.
A disruption in our supply chain for cadmium telluride , the key component of our semiconductor layer, could interrupt or impair our ability to manufacture solar modules.
         The primary raw material we use in our production process is cadmium telluride, with the tellurium component of cadmium telluride being the most critical. Currently, we purchase all of our cadmium telluride in manufactured form from two manufacturers. If any of our current or future suppliers is unable to perform under its contracts or purchase orders, our operations could be interrupted or impaired. In addition, because each supplier must undergo a lengthy qualification process, we may be unable to replace a lost supplier in a timely manner and on commercially reasonable terms. Our supply of cadmium telluride could also be limited if our suppliers are unable to acquire an adequate supply of tellurium in a timely manner or at commercially reasonable prices. If our suppliers cannot obtain sufficient tellurium, they could substantially increase their prices or be unable to perform under their contracts. We may be unable to pass increases in the cost of our raw materials through to our customers because our customer contracts do not adjust for raw material price increases and are generally for a longer term than our raw material supply contracts.
We currently depend on six customers for substantially all of our net sales. The loss of, or a significant reduction in orders from, any of these customers could significantly reduce our net sales and harm our operating results.
         We currently sell substantially all of our solar modules to six customers headquartered in Germany. In 2005, sales to our largest customer accounted for approximately 45% of our total net sales. In the first six months of 2006, the same customer accounted for 22% of our net sales, while two other customers accounted for 23% and 22% of our net sales. The loss of any of our customers or their default in payment could significantly reduce our net sales and harm our operating results. Our Long Term Supply Contracts commit us to sell, and commit our customers to buy, solar modules on a six-year basis. While such a six-year commitment allows us to plan production, committing a significant majority of our production capacity to a limited number of customers could make it difficult to identify new customers and replace any lost customers. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future because we have pre-sold a significant majority of the planned capacity of our Base Plant, Ohio Expansion and German Plant through 2011, or 2012 if we exercise our option under each of the six contracts to extend each such contract for an additional year. As a result, we will have to rely on future expansions to service new customers. In addition, our customer relationships have been developed over a relatively short period of time, and we cannot guarantee that we will have good relations with our customers in the future. Several of our competitors have more established relationships with our customers and may gain a larger share of our customers’ business over time.
If we are unable to further increase the number of sellable Watts per solar module and reduce our manufacturing cost per Watt, we will be in default under our Long Term Supply Contracts and our gross profit could decrease.
         Our Long Term Supply Contracts for the purchase and sale of solar modules require us to deliver solar modules each year that, in total, meet or exceed a specified minimum average number of Watts per module for the year. In addition, our Long Term Supply Contracts specify a sales price per Watt that declines each year. If we are unable to meet the minimum average annual number of Watts per module in a given year, we will be in default under the agreements, entitling our customers to certain remedies, potentially including the right to terminate. Even if we are able to deliver solar modules at the minimum annual average Watts per module and prices, our gross profit and gross margin could decline if we are unable to reduce our manufacturing cost per Watt by at least the same rate as which our contractual prices decrease.
The reduction or elimination of government subsidies and economic incentives for on-grid solar electricity applications could reduce demand for our solar modules, lead to a reduction in our net sales and harm our operating results.
         The reduction, elimination or expiration of government subsidies and economic incentives for on-grid solar electricity may result in the diminished competitiveness of solar energy relative to conventional and non-solar renewable sources of energy, and could materially and adversely affect the growth of the solar energy industry and our net sales. We believe that the near-term growth of the market for on-grid applications, where solar energy is used to supplement the electricity a consumer purchases from the utility network, depends significantly on the availability and size of government and economic incentives. Currently, the cost of solar electricity substantially exceeds the retail price of electricity in every significant market in the world. As a result, federal, state and local governmental bodies in many countries, most notably Germany, Italy, Spain, South Korea, Japan and the United States, have provided subsidies in the form of feed-in tariffs, rebates, tax write-offs and other incentives to end-users, distributors, systems integrators and manufacturers of photovoltaic products. For example, Germany, which accounted for 99.6% of our net sales in 2005, has been a strong supporter of photovoltaic products and systems, and political changes in Germany could result in significant reductions or the elimination of incentives. Many of these government incentives expire, phase out over time, exhaust the allocated funding or require renewal by the applicable authority. For example, German subsidies decline at a rate of 5.0% to 6.5% per year (based on the type and size of the photovoltaic system) and discussions are currently underway about modifying the German Renewable Energy Law, or the EEG. If the German government reduces or eliminates the subsidies under the EEG, demand for photovoltaic products could decline in Germany. In addition, the Emerging Renewables Program in California has finite funds that may not last through the current program period. California subsidies declined from $2.80 to $2.50 per Watt in March 2006, and will continue to decline as cumulative installations exceed stated thresholds. Net metering policies in California, which currently only require each utility to provide net metering up to 0.5% of its peak demand, could also limit the amount of solar power installed within California. For example, PG&E, California’s largest utility, is projected to reach its 0.5% cap within the next few months and will not be required to provide new end-users with net metering unless California raises the net metering cap.
         In addition, if any of these statutes or regulations is found to be unconstitutional, or is reduced or discontinued for other reasons, sales of our solar modules in these countries could decline significantly, which could have a material adverse effect on our business and results of operations. For example, the predecessor to the German EEG was challenged in Germany on constitutional grounds and in the European Court of Justice as impermissible state aid. Although the German Federal High Court of Justice dismissed these constitutional concerns and the European Court of Justice held that the purchase requirement at minimum feed-in tariffs did not constitute impermissible state aid, new proceedings challenging the Renewable Energies Act or comparable minimum price regulations in other countries in which we currently operate or intend to operate may be initiated.
         Electric utility companies could also lobby for a change in the relevant legislation in their markets to protect their revenue streams. The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications, especially those in our target markets, could cause our net sales to decline and materially and adversely affect our business, financial condition and results of operations.
Currency translation and transaction risk may negatively affect our net sales, cost of sales and gross margins, and could result in exchange losses.
         Although our reporting currency is the U.S. dollar, we conduct our business and incur costs in the local currency of most countries in which we operate. As a result, we are subject to currency translation risk. For example, 99.6% of our net sales were outside the United States and denominated in Euros in 2005, and we expect a large percentage of our net sales to be outside the United States and denominated in foreign currencies in the future. Changes in exchange rates between foreign currencies and the U.S. dollar could affect our net sales and cost of sales, and could result in exchange losses. In addition, we incur currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or a sales transaction using a different currency from our reporting currency. For example, our Long Term Supply Contracts specify fixed pricing in Euros for the next six years, or seven years if we exercise our option under each of the contracts to extend for an additional year, and do not adjust for changes in the U.S. dollar to Euro exchange rate. We cannot accurately predict the impact of future exchange rate fluctuations on our results of operations. Currently, we do not engage in any exchange rate hedging activities and, as a result, any volatility in currency exchange rates may have an immediate adverse effect on our financial condition and results of operations.
         We could also expand our business into emerging markets, many of which have an uncertain regulatory environment relating to currency policy. Conducting business in such emerging markets could cause our exposure to changes in exchange rates to increase.
An increase in interest rates could make it difficult for end-users to finance the cost of a photovoltaic system and could reduce the demand for our solar modules.
         Many of our end-users depend on debt financing to fund the initial capital expenditure required to purchase and install a photovoltaic system. As a result, an increase in interest rates could make it difficult for our end-users to secure the financing necessary to purchase and install a photovoltaic system on favorable terms, or at all, and thus lower demand for our solar modules and reduce our net sales. In addition, we believe that a significant percentage of our end-users install photovoltaic systems as an investment, funding the initial capital expenditure through a combination of equity and debt. An increase in interest rates could lower an investor’s return on investment in a photovoltaic system, or make alternative investments more attractive relative to photovoltaic systems, and, in each case, could cause these end-users to seek alternative investments.

We face intense competition from manufacturers of crystalline silicon solar modules, thin film solar modules and solar thermal and concentrated photovoltaic systems.
         The solar energy and renewable energy industries are both highly competitive and continually evolving as participants strive to distinguish themselves within their markets and compete with the larger electric power industry. We believe that our main sources of competition are crystalline silicon solar module manufacturers, other thin film solar module manufacturers and companies developing solar thermal and concentrated photovoltaic technologies.
         At the end of 2005, the global photovoltaic industry consisted of over 100 manufacturers of photovoltaic cells and solar modules. Within the photovoltaic industry, we face competition from crystalline silicon photovoltaic cell and solar module manufacturers, including BP Solar, Evergreen Solar, Kyocera, Motech, Q-Cells, Renewable Energy Corporation, Sanyo, Schott Solar, Sharp, SolarWorld, Sunpower and Suntech. We also face competition from thin film solar module manufacturers, including Antec, Kaneka, Mitsubishi Heavy Industries, Shell Solar, United Solar and several crystalline silicon manufacturers who are developing thin film technologies. We may also face competition from semiconductor manufacturers and semiconductor equipment manufacturers, or their customers, several of which have already announced their intention to start production of photovoltaic cells, solar modules or turnkey production lines. In addition to manufacturers of photovoltaic cells and solar modules, we face competition from companies developing solar thermal and concentrated photovoltaic technologies.
         Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size in some cases provides them with a competitive advantage because they can realize economies of scale and purchase certain raw materials at lower prices. Many of our competitors also have greater brand name recognition, more established distribution networks and larger customer bases. In addition, many of our competitors have well-established relationships with our current and potential distributors and have extensive knowledge of our target markets. As a result of their greater size, some of our competitors may be able to devote more resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. In addition, a significant increase in the supply of silicon feedstock or a significant reduction in the manufacturing cost of crystalline silicon solar modules could lead to pricing pressures for solar modules. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.
We identified several significant deficiencies in our internal controls that were deemed to be material weaknesses. If we are unable to successfully address the material weaknesses in our internal controls, our ability to report our financial results on a timely and accurate basis may be adversely affected.
         In connection with the audit of our financial statements for the years ended December 25, 2004 and December 31, 2005 and the preparation of this registration statement for our initial public offering, we identified several significant deficiencies in our internal controls that were deemed to be “material weaknesses”, as defined in standards established by The Public Company Accounting Oversight Board. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Controls and Procedures”.
         A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
         As of December 31, 2005, we did not maintain effective controls over the preparation, review and presentation and disclosure of our consolidated financial statements due to a lack of personnel with experience in financial reporting and control procedures necessary for SEC registrants. This failure caused several significant deficiencies, four of which had a large enough impact on our operating results to individually constitute material weaknesses. These material weaknesses were: (i) we did not maintain effective controls to ensure that the appropriate labor and overhead expenses were included in the cost of our inventory and that intercompany profits in inventory were completely and accurately eliminated as part of the consolidation process; (ii) we did not maintain effective controls to ensure the complete and accurate capitalization of interest in connection with our property, plant and equipment additions; (iii) we did not maintain effective controls to properly accrue for warranty obligations; and (iv) we did not maintain effective controls to properly record the formation of First Solar US Manufacturing, LLC in 1999 and the subsequent liquidation of minority membership units in 2003.
         These control deficiencies resulted in the restatement of our 2004 and 2003 annual consolidated financial statements as well as audit adjustments to our 2005 annual consolidated financial statements and to each of the 2005 interim consolidated financial statements. These control deficiencies could result in more than a remote likelihood that a material misstatement to our annual or interim financial statements would not be prevented or detected. Accordingly, we have concluded that each of these control deficiencies constitutes a material weakness.
         We are in the process of adopting and implementing several measures to improve our internal controls. If the remedial procedures we have adopted and implemented are insufficient to address our material weakness and significant deficiencies, we may fail to meet our future reporting obligations, our financial statements may contain material misstatements and our operating results may be harmed.
         We cannot assure you that additional significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. Any failure to maintain or implement required new or improved controls, or difficulties we encounter in their implementation, could result in additional significant deficiencies or material weaknesses, cause us to fail to meet our future reporting obligations or cause our financial statements to contain material misstatements. Any such failure could also adversely affect the results of the periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that are required under Section 404 of the Sarbanes-Oxley Act of 2002, and which will become applicable to us beginning with the required filing of our Annual Report on Form 10-K for fiscal 2007 in the first quarter of 2008. Internal control deficiencies could also result in a restatement of our financial statements in the future or cause investors to lose confidence in our reported financial information, leading to a decline in our stock price.
Our substantial international operations subject us to a number of risks, including unfavorable political, regulatory, labor and tax conditions in foreign countries.
         We have significant marketing and distribution operations outside the United States and expect to continue to have significant manufacturing operations outside the United States in the near future. In 2005, 99.6% of our net sales were generated from customers headquartered in Germany. In the future, we expect to have operations in other European countries and Asia and, as a result, we will be subject to the legal, political, social and regulatory requirements and economic conditions of many jurisdictions. Risks inherent to international operations, include, but are not limited to, the following:

•	difficulty in enforcing agreements in foreign legal systems;

•	foreign countries may impose additional withholding taxes or otherwise tax our foreign income, impose tariffs or adopt other restrictions on foreign trade and investment, including currency exchange controls;

•	fluctuations in exchange rates may affect product demand and may adversely affect our profitability in U.S. dollars to the extent the price of our solar modules and cost of raw materials and labor is denominated in a foreign currency;

•	inability to obtain, maintain or enforce intellectual property rights;

•	risk of nationalization of private enterprises;

•	changes in general economic and political conditions in the countries in which we operate;

•	unexpected adverse changes in foreign laws or regulatory requirements, including those with respect to environmental protection, export duties and quotas;

•	difficulty with staffing and managing widespread operations;

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our solar modules and make us less competitive in some countries; and

•	difficulty of and costs relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer and sell our solar modules.
         Our business in foreign markets requires us to respond to rapid changes in market conditions in these countries. Our overall success as a global business depends, in part, on our ability to succeed in differing legal, regulatory, economic, social and political conditions. We may not be able to develop and implement policies and strategies that will be effective in each location where we do business. In addition, each of the foregoing risks is likely to take on increased significance as we implement our plans to expand our foreign manufacturing operations.

Problems with product quality or performance may cause us to incur warranty expenses, damage our market reputation and prevent us from maintaining or increasing our market share.
         Our solar modules are sold with a five year materials and workmanship warranty for technical defects and a ten year and twenty-five year warranty against declines of more than 10% and 20% of their initial rated power, respectively. As a result, we bear the risk of extensive warranty claims long after we have sold our solar modules and recognized net sales. As of July 1, 2006, our accrued warranty expense amounted to $2.1 million.
         Because of the limited operating history of our solar modules, we have been required to make assumptions regarding the durability and reliability of our solar modules. Our assumptions could prove to be materially different from the actual performance of our solar modules, causing us to incur substantial expense to repair or replace defective solar modules in the future. For example, our glass-on-glass modules could break, delaminate or experience power degradation in excess of expectations. Any widespread product failures may damage our market reputation and cause our sales to decline.

If our estimates regarding the future cost of reclaiming and recycling our solar modules are incorrect, we could be required to accrue additional expenses from the time we realize our estimates are incorrect and also face a significant unplanned cash burden at the time our end-users return their solar modules.
         We pre-fund the estimated future obligation for reclaiming and recycling our solar modules based on the present value of the expected future cost of such reclaiming and recycling. This cost includes the cost of packaging the solar module for transport, the cost of freight from the solar module’s installation site to a recycling center and the material, labor and capital costs of the recycling process, as well as an estimated third-party profit margin and risk rate for such services. Currently, we base our estimates on our experience reclaiming and recycling solar modules that do not pass our quality control tests and modules returned under our warranty, as well as on our expectations about future developments in recycling technologies and processes and about economic conditions at the time the solar modules will be reclaimed and recycled. If our estimates prove incorrect, we could be required to accrue additional expenses from the time we realize our estimates are incorrect and also face a significant unplanned cash burden at the time our end-users return their solar modules, which could harm our operating results. In addition, our end-users can return their solar modules at anytime by paying a small penalty. As a result, we could be required to reclaim and recycle our solar modules earlier than we expect and before recycling technologies and processes improve.
Our future success depends on our ability to retain our key employees and to successfully integrate them into our management team.
         We are dependent on the services of Michael J. Ahearn, our President and Chief Executive Officer, George A. (“Chip”) Hambro, our Chief Operating Officer, Jens Meyerhoff, our Chief Financial Officer, and other members of our senior management team. The loss of Mr. Ahearn, Mr. Hambro, Mr. Meyerhoff or any other member of our senior management team could have a material adverse effect on us. There is a risk that we will not be able to retain or replace these key employees. Several of our current key employees, including Mr. Hambro, are subject to employment conditions or arrangements that contain post-employment non-competition provisions. However, these arrangements permit the employees to terminate their employment with little or no notice. We recently added several members to our senior management team. Integrating them into our management team could prove disruptive to our daily operations, require a disproportionate amount of resources and management attention and prove unsuccessful.
If we are unable to attract, train and retain technical personnel, our business may be materially and adversely affected.
         Our future success depends, to a significant extent, on our ability to attract, train and retain technical personnel. Recruiting and retaining capable personnel, particularly those with expertise in the photovoltaic industry, thin film technology and cadmium telluride, are vital to our success. There is substantial competition for qualified technical personnel, and we cannot assure you that we will be able to attract or retain our technical personnel. If we are unable to attract and retain qualified employees, our business may be materially and adversely affected.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly.
         Protection of our proprietary processes, methods and other technology, especially our proprietary vapor transport deposition process and laser scribing process, is critical to our business. Failure to protect and monitor the use of our existing intellectual property rights could result in the loss of valuable technologies. We rely primarily on patents, trademarks, trade secrets, copyrights and other contractual restrictions to protect our intellectual property. As of August 1, 2006, we held 28 patents in the United States and 15 patents in foreign jurisdictions. A majority of our patents expire at various times between 2007 and 2023. Our existing patents and future patents could be challenged, invalidated, circumvented or rendered unenforceable. We have 23 pending patent applications in the United States and 48 pending patent applications in foreign jurisdictions. Our pending patent applications may not result in issued patents, or if patents are issued to us, such patents may not provide meaningful protection against competitors or against competitive technologies.
         We also rely upon unpatented proprietary manufacturing expertise, continuing technological innovation and other trade secrets to develop and maintain our competitive position. While we generally enter into confidentiality agreements with our employees and third parties to protect our intellectual property, such confidentiality agreements are limited in duration and could be breached, and may not provide meaningful protection for our trade secrets or proprietary manufacturing expertise. Adequate remedies may not be available in the event of unauthorized use or disclosure of our trade secrets and manufacturing expertise. In addition, others may obtain knowledge of our trade secrets through independent development or legal means. The failure of our patents or confidentiality agreements to protect our processes, equipment, technology, trade secrets and proprietary manufacturing expertise, methods and compounds could have a material adverse effect on our business. In addition, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in some foreign countries. In some countries we have not applied for patent, trademark or copyright protection.
         Third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition or operating results. Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. We cannot assure you that the outcome of such potential litigation will be in our favor. Such litigation may be costly and may divert management attention and other resources away from our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties.
We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards or prohibit us from the manufacture and sale of our solar modules or the use of our technology.
         Our success depends largely on our ability to use and develop our technology and know-how without infringing or misappropriating the intellectual property rights of third parties. The validity and scope of claims relating to photovoltaic technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, which may not be available on reasonable terms, or at all, pay ongoing royalties or redesign our solar module, or subject us to injunctions prohibiting the manufacture and sale of our solar modules or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our solar modules until resolution of such litigation.

Existing regulations and policies and changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of photovoltaic products, which may significantly reduce demand for our solar modules.
         The market for electricity generation products is heavily influenced by foreign, federal, state and local government regulations and policies concerning the electric utility industry, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In the United States and in a number of other countries, these regulations and policies currently are being modified and may be modified again in the future. These regulations and policies could deter end-user purchases of photovoltaic products and investment in the research and development of photovoltaic technology. For example, without a mandated regulatory exception for photovoltaic systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to our end-users of using photovoltaic systems and make them less desirable, thereby harming our business, prospects, results of operations and financial condition. In addition, electricity generated by photovoltaic systems mostly competes with expensive peak hour electricity, rather than the less expensive average price of electricity. Modifications to the peak hour pricing policies of utilities, such as to a flat rate, would require photovoltaic systems to achieve lower prices in order to compete with the price of electricity.
         We anticipate that our solar modules and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. It is difficult to track the requirements of individual states and design equipment to comply with the varying standards. Any new government regulations or utility policies pertaining to our solar modules may result in significant additional expenses to us, our resellers and their customers and, as a result, could cause a significant reduction in demand for our solar modules.
Environmental obligations and liabilities could have a substantial negative impact on our financial condition, cash flows and profitability.
         Our operations involve the use, handling, generation, processing, storage, transportation and disposal of hazardous materials and are subject to extensive environmental laws and regulations at the national, state, local and international level. Such environmental laws and regulations include those governing the discharge of pollutants into the air and water, the use, management and disposal of hazardous materials and wastes, the cleanup of contaminated sites and occupational health and safety. We have incurred, and will continue to incur, significant costs and capital expenditures in complying with these laws and regulations. In addition, violations of, or liabilities under, environmental laws or permits may result in restrictions being imposed on our operating activities or in our being subjected to substantial fines, penalties, criminal proceedings, third party property damage or personal injury claims, cleanup costs or other costs. While we believe we are currently in substantial compliance with applicable environmental requirements, future developments such as more aggressive enforcement policies, the implementation of new, more stringent laws and regulations, or the discovery of unknown environmental conditions may require expenditures that could have a material adverse effect on our business, results of operations or financial condition.
         In addition, certain components of our products contain cadmium telluride and cadmium sulfide. Elemental cadmium and certain of its compounds are regulated as hazardous due to the adverse health effects that may arise from human exposure. Although the risks of exposure to cadmium telluride are not believed to be as serious as those relating to the exposure of elemental cadmium, the chemical, physical and toxicological properties of cadmium telluride have not been thoroughly investigated and reported. We maintain engineering controls to minimize employee exposure to cadmium and require our employees who handle cadmium compounds to follow certain safety procedures, including the use of personal protective equipment such as respirators, chemical goggles and protective clothing. In addition, we believe the risk of exposure to cadmium or cadmium compounds from our end-products is limited by the fully encapsulated nature of such materials in our products, as well as the implementation in 2005 of our end of life recycling program for our solar modules. While we believe that such factors and procedures are sufficient to protect our employees, end-users and the general public from cadmium exposure, we cannot assure you that human or environmental exposure to cadmium or cadmium compounds used in our products will not occur. Any such exposure could result in future third-party claims against us, as well as damage to our reputation and heightened regulatory scrutiny of our products. The occurrence of such future events could have a material adverse effect on our business, financial condition or results of operations.
         The use of cadmium in various products is also coming under increasingly stringent governmental regulation. Future regulation in this area could impact the manufacture and sale of cadmium-containing solar modules and could require us to make unforeseen environmental expenditures. For example, the European Union

Directive 2002/96/ EC on Waste Electrical and Electronic Equipment, or the “WEEE Directive”, requires manufacturers of certain electrical and electronic equipment to be financially responsible for the collection, recycling, treatment and disposal of specified products placed on the market in the European Union. In addition, European Union Directive 2002/95/ EC on the Restriction of the use of Hazardous Substances in electrical and electronic equipment, or the “RoHS Directive”, restricts the use of certain hazardous substances, including cadmium, in specified products. Other jurisdictions are considering adopting similar legislation. Currently, our solar modules are not subject to the WEEE or RoHS Directives; however, the Directives allow for future amendments subjecting additional products to the Directives’ requirements. If, in the future, our solar modules become subject to such requirements, we may be required to apply for an exemption. If we were unable to obtain an exemption, we would be required to redesign our solar modules in order to continue to offer them for sale within the European Union, which would be impractical. Failure to comply with the Directives could result in the imposition of fines and penalties, the inability to sell our solar modules in the European Union, competitive disadvantages and loss of net sales, all of which could have a material adverse effect on our business, financial condition and results of operations.
We have limited insurance coverage and may incur losses resulting from product liability claims, business interruptions or natural disasters.
         We are exposed to risks associated with product liability claims in the event that the use of our solar modules results in personal injury or property damage. Since our solar modules are electricity-producing devices, it is possible that users could be injured or killed by our solar modules, whether by product malfunctions, defects, improper installation or other causes. We commenced commercial shipment of our solar modules in 2002 and, due to our limited historical experience, we are unable to predict whether product liability claims will be brought against us in the future or the effect of any resulting adverse publicity on our business. Moreover, we may not have adequate resources and insurance to satisfy a judgment in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. Any business disruption or natural disaster could result in substantial costs and diversion of resources.
The Estate of John T. Walton and JCL Holdings, LLC will control us after this offering, and its interests may conflict with or differ from your interests as a stockholder.
         Upon the consummation of this offering and the dissolution of JWMA Partners, LLC, our current majority stockholder, the Estate of John T. Walton and JCL Holdings, LLC (together, the “Estate”) will beneficially own a majority of our outstanding common stock. Although we intend to have an independent board upon the consummation of this offering, the Estate will have substantial influence over all matters requiring stockholder approval, including the election of our directors and the approval of significant corporate transactions such as mergers, tender offers and the sale of all or substantially all of our assets. In addition, our amended certificate of incorporation and by-laws will provide that stockholders holding 40% or more of our voting stock may call for a special meeting of the stockholders, at which our stockholders could replace our board of directors. The interests of the Estate could conflict with or differ from your interests as a holder of our common stock. For example, the concentration of ownership held by the Estate could delay, defer or prevent a change of control of our company or impede a merger, takeover or other business combination which you may otherwise view favorably.
We are a “controlled company” within the meaning of the NASD rules and, as a result, will qualify for exemptions from certain corporate governance requirements.
         Upon the consummation of this offering, the Estate will continue to control a majority of our outstanding common stock. Under the NASD rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that we have a nominating committee that is composed entirely of independent directors with a formal written charter or board resolution addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a formal written charter or board resolution addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and compensation committees.
         We do not intend to utilize these exemptions upon the consummation of this offering. However, we could decide to utilize one or more of these exceptions in the future. If we decide to utilize any of these exceptions, you would not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements.
Risks Relating to This Offering
No market currently exists for our common stock. We cannot assure you that an active trading market will develop for our common stock.
         Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on The Nasdaq Global Market or otherwise or how liquid that market might become. The initial public offering price for the shares of our common stock is, or will be determined by, negotiations between us, the selling stockholders and the underwriters, and may not be indicative of prices that will prevail in the open market following this offering.
If our stock price fluctuates after this offering, you could lose a significant part of your investment.
         The market price of our stock may be influenced by many factors, some of which are beyond our control, including those described above under “—Risks Relating to Our Business” and the following:

•	the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts;

•	the inability to meet the financial estimates of analysts who follow our common stock;

•	announcements by us or our competitors of significant contracts, productions, acquisitions or capital commitments;

•	variations in quarterly operating results;

•	general economic conditions;

•	terrorist acts;

•	future sales of our common stock; and

•	investor perception of us and the renewable energy industry.
         As a result of these factors, investors in our common stock may not be able to resell their shares at or above the initial offering price. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.
Public investors will experience immediate and substantial dilution as a result of this offering.
         Existing investors have paid substantially less per share for our common stock than the assumed initial public offering price in this offering. Accordingly, if you purchase common stock in this offering, you will experience immediate and substantial dilution of your investment. Based upon the issuance and sale of                      million shares of common stock by us at an assumed initial public offering price of $           per share (the midpoint of the price range set forth on the cover page of this prospectus), you will incur immediate dilution of approximately $          in the net tangible book value per share if you purchase shares in this offering.
         We also have approximately                     outstanding stock options to purchase common stock with exercise prices that are below the assumed initial public offering price of the common stock. To the extent that these options are exercised, there will be further dilution.
Shares eligible for future sale may cause the market price of our common stock to drop significantly, even if our business is doing well.
         The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
         After the consummation of this offering, there will be            shares of our common stock (                      shares if the underwriters exercise their over-allotment option in full). The                      shares of common stock sold in this offering (                      shares if the underwriters exercise their over-allotment option in full) will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended, by persons other than our affiliates within the meaning of Rule 144 under the Securities Act.
We will incur increased costs as a result of being a public company.
         As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and The Nasdaq Stock Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.
         As a public company, we will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm that both addresses management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet our deadline for compliance with Section 404. Testing and maintaining internal control can divert our management’s attention from other matters that are important to our business. We also expect the new regulations to increase our legal and financial compliance cost, make it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time consuming and costly. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not be able or willing to issue an unqualified report on the effectiveness of our internal control over financial reporting. If we conclude that our internal control over financial reporting are not effective. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their effect on our operations since there is presently no precedent available by which to measure compliance adequacy. If either we are unable to conclude that we have effective internal control over financial reporting or our independent auditors are unable to provide us with an unqualified report as required by Section 404, then investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock. See “—Risks Relating to Our Business—We identified several significant deficiencies in our internal controls that were deemed to be material weaknesses. If we are unable to successfully address the material weaknesses in our internal controls, our ability to report our financial results on a timely and accurate basis may be adversely affected”.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
         This prospectus includes “forward-looking statements” that involve risks and uncertainties. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future net sales or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information and, in particular, appear under the headings “Prospectus Summary”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Industry” and “Business”. When used in this prospectus, the words “estimates”, “expects”, “anticipates”, “projects”, “plans”, “intends”, “believes”, “forecasts”, “foresees”, “likely”, “may”, should”, “goal”, “target” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements are based upon information available to us on the date of this prospectus.
         These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of our control, that could cause actual results to differ materially from the results discussed in the forward-looking statements, including, among other things, the matters discussed in this prospectus in the sections captioned “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Factors you should consider that could cause these differences are:

•	the worldwide demand for electricity and the market for renewable energy, including solar energy;

•	the ability or inability of conventional fossil fuel-based generation technologies to meet the worldwide demand for electricity;

•	our competitive position and our expectation regarding key competitive factors;

•	government subsidies and policies supporting renewable energy, including solar energy;

•	our expenses, sources of net sales and international sales and operations;

•	future pricing of our solar modules and the photovoltaic systems in which they are incorporated;

•	the performance, features and benefits of our solar modules and plans for the enhancement of solar modules;

•	the possibility of liability for pollution and other damage that is not covered by insurance or that exceeds our insurance coverage;

•	the supply and price of components and raw materials, including tellurium;

•	our ability to expand our manufacturing capacity in a timely and cost-effective manner;

•	our ability to attract new customers and to develop and maintain existing customer and supplier relationships;

•	our ability to retain our current key executives, integrate new key executives and to attract and retain other skilled managerial, engineering and sales marketing personnel;

•	elements of our marketing, growth and diversification strategies including our strategy to reduce dependence on government subsidies;

•	our intellectual property and our continued investment in research and development;

•	changes in the status of legal proceedings or the commencement of new material legal proceedings;

•	changes in, or the failure to comply with, government regulations and environmental, health and safety requirements;

•	interest rate fluctuations and both our and our end-users’ ability to secure financing on commercially reasonable terms or at all;

•	foreign currency fluctuations and devaluations and political instability in our foreign markets; and

•	general economic and business conditions including those influenced by international and geopolitical events such as the war in Iraq and any future terrorist attacks.
         There may be other factors that could cause our actual results to differ materially from the results referred to in the forward-looking statements. We undertake no obligation to publicly update or revise forward-looking statements to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events, except as required by law.

USE OF PROCEEDS
         We estimate that we will receive net proceeds from our offering of our common stock, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us, of approximately $           million, or approximately $           million if the underwriters exercise their over-allotment option in full, in each case assuming the shares are offered at $           per share, which is the mid-point of the range set forth on the cover of this prospectus. Of the net proceeds we receive from this offering, we intend to use approximately $           million to build a manufacturing facility in Asia and fund the associated ramp-up costs, approximately $           million to repay related party debt and the remainder for working capital and general corporate purposes, including potential acquisitions and vertical integration.
         Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed public offering price of $           per share of common stock, the mid-point of the range set forth on the cover of this prospectus, would increase (decrease) our expended net proceeds by approximately $           million.
         We will not receive any proceeds from the sale of our common stock by the selling stockholders.
DIVIDEND POLICY
         We have never paid, and it is our present intention for the foreseeable future not to pay, dividends on our common stock. The declaration and payment of dividends is subject to the discretion of our Board of Directors and depends on various factors, including our net income, financial conditions, cash requirements, future prospects and other factors deemed relevant by our Board of Directors.

CAPITALIZATION
         The following table sets forth our cash and cash equivalents and our capitalization as of July 1, 2006 (i) on an actual consolidated basis for First Solar, Inc. (ii) on a pro forma basis giving effect to $                     million of borrowings outstanding as of                      , 2006 under our new IKB credit facility and the revolving loan agreement with a related party and the repayment of the $8.7 million note payable to a related party and (iii) on a pro forma, as adjusted basis after giving further effect to this offering, including the application of the net proceeds. You should read this table in conjunction with “Selected Historical Financial Data”, “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and all of the financial statements and the related notes thereto included elsewhere in this prospectus.

	As of July 1, 2006

				Pro Forma,
	Actual	Pro Forma		As Adjusted (1)

	(in thousands, except par value)
Debt:
IKB credit facility	$—	$		$
Related party debt	8,700
Debt with the State of Ohio	20,000		20,000	20,000
Capital lease obligations	33

Total debt:	28,733

Common Stock and Shareholders’ Equity:
Common stock, par value $0.001 per share: actual and pro forma: shares authorized, shares issued and outstanding; pro forma, as adjusted: shares authorized, shares issued and outstanding	12
Additional paid-in-capital	270,985
Accumulated deficit	(157,733)
Accumulated other comprehensive income	100

Total stockholders’ equity	113,364

Total capitalization	$142,097	$		$

(1)	Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering, a $1.00 increase (decrease) in the assumed public offering price of $ per share of common stock (the mid-point of the range set forth on the cover of this prospectus) would increase (decrease) total capitalization by $ million and total shareholders’ equity by $ million.

DILUTION
         If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after the completion of this offering.
         Dilution results from the fact that the per share offering price of our common stock is substantially in excess of the book value per share attributable to the existing stockholders for our presently outstanding stock. Our net tangible book value as of                     , 2006 was $           million, or $           per share of common stock. Assuming that the                      shares of our common stock offered by us under this prospectus are sold at a public offering price of $           per share (the mid-point of the range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of                     , 2006, would have been approximately $           million, or $           per share. This represents an immediate increase in pro forma net tangible book value of $           per share to existing stockholders and an immediate dilution of $           per share to new investors purchasing shares of our common stock in this offering.
         The following table illustrates this substantial and immediate per share dilution to new investors:

Per Share

Assumed initial public offering price		$
Net tangible book value as of , 2006	$
Increase in net tangible book value attributable to new investors purchasing shares in this offering

Pro forma net tangible book value after this offering

Dilution to new investors		$

         A $1.00 increase (decrease) in the assumed public offering price of $           per share would increase (decrease) our pro forma net tangible book value per share after this offering by $          , and the dilution to new investors by $          , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
         If the underwriters exercise their over-allotment option in full, the increase in net tangible book value attributable to new investors purchasing shares in this offering would be $          , the pro forma net tangible book value per share of common stock would be $          and the dilution to new investors would be $          .
         The following table summarizes, as of                     , 2006, on a pro forma basis after giving effect to this offering, the total number of shares of common stock purchased from us, the total consideration paid to us, assuming a public offering price of $           per share (before deducting the estimated underwriting discounts and commissions and offering expenses payable by us in this offering), and the average price per share paid by existing stockholders and by new investors purchasing shares in this offering. The following table is illustrative only and the total consideration paid and the average price per share is subject to adjustment based on the actual initial public offering price per share and other items of this offering determined at pricing.

	Shares Purchased			Total Consideration
Average Price
	Number	Percent		Amount	Percent		Per Share
(total consideration amount in millions)
Existing stockholders			%	$		%	$
New investors(1)

Total		$		$	$

(1) Excludes                      shares or of our common stock to be sold by the selling stockholders to the new investors in this offering, and for which we will not receive any net proceeds. See “Principal and Selling Stockholders”.

         If the underwriters exercise their over-allotment option in full, the number of shares held by new investors will increase to                      shares, or      % of the total number of shares of our common stock outstanding after this offering.
         Except as otherwise noted, the discussion and tables above assume no exercise of the                      outstanding stock options as of                     , 2006, with a weighted average exercise price of $           per share, which includes                      options to purchase shares of common stock that are in-the-money, compared to mid-point of the price range set forth on the cover page of this prospectus. To the extent any of these options are exercised, there will be further dilution to new investors. If all of our outstanding stock options are exercised, you will experience additional dilution of $          per share.

SELECTED HISTORICAL FINANCIAL DATA
         The following table sets forth our selected historical consolidated financial information for the periods and at the dates indicated. First Solar US Manufacturing, LLC cancelled substantially all of its minority membership units in January 2003, leaving it as a single-member limited liability company. In the Selected Historical Financial Data, “Predecessor” refers to First Solar pre-cancellation of minority interests and “Successor” refers to First Solar post-cancellation of minority interests.
         The selected historical consolidated financial information for the fiscal years ended December 27, 2003, December 25, 2004 and December 31, 2005 and as of December 25, 2004 and December 31, 2005 have been derived from the audited consolidated financial statements of the Successor included elsewhere in this prospectus. The selected historical consolidated financial information as of December 27, 2003 have been derived from the audited consolidated financial statements of the Successor not included in this prospectus. The selected historical consolidated financial information for the years ended December 29, 2001 and December 28, 2002 and as of December 29, 2001 and December 28, 2002 have been derived from the unaudited consolidated financial statements of the Predecessor not included in this prospectus. The selected historical consolidated financial information for the six months ended June 25, 2005 and July 1, 2006 and as of July 1, 2006 have been derived from the unaudited consolidated financial statements of the Successor included elsewhere in this prospectus and reflect all adjustments, consisting solely of normal recurring adjustments, that, in the opinion of management, are necessary for their fair statement.
         The information presented below should be read in conjunction with “Use of Proceeds”, “Capitalization”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Predecessor(1)		Successor(1)

	Years Ended		Years Ended			Six Months Ended

	Dec 29,	Dec 28,	Dec 27,	Dec 25,	Dec 31,	June 25,	July 1,
	2001	2002	2003	2004	2005	2005	2006

	(as restated)	(as restated)	(as restated)	(as restated)
	(dollars in thousands)
Statement of Operations:
Net sales	$—	$490	$3,210	$13,522	$48,063	$17,897	$41,485
Cost of sales	14,271	7,007	11,495	18,851	31,483	11,668	29,113

Gross profit (loss)	(14,271)	(6,517)	(8,285)	(5,329)	16,580	6,229	12,372

Research and development	3,766	6,029	3,841	1,240	2,372	484	3,055
Selling, general and administrative	7,570	9,588	11,981	9,312	15,825	5,604	14,005
Production start-up	—	—	—	900	3,173	414	6,641
Facility closure and relocation	119	—	—	—	—	—	—

Operating loss	(25,726)	(22,134)	(24,107)	(16,781)	(4,790)	(273)	(11,329)
Foreign currency gain (loss)	—	—	—	116	(1,715)	(769)	3,090
Interest expense	(1,408)	(4,158)	(3,974)	(100)	(418)	(66)	(708)
Other income (expense), net	—	68	38	(6)	372	43	591
Income tax expense	—	—	—	—	—	—	—

Loss before cumulative effect of change in accounting principle	(27,134)	(26,224)	(28,043)	(16,771)	(6,551)	(1,065)	(8,356)
Cumulative effect of change in accounting for share-based compensation	—	—	—	—	89	89	—

Net loss	$(27,134)	$(26,224)	$(28,043)	$(16,771)	$(6,462)	$(976)	$(8,356)

Cash Flow Data:
Net cash from (used in) operating activities	$(15,420)	$(22,128)	$(22,228)	$(15,185)	$5,040	$(2,759)	$(9,137)
Net cash from (used in) investing activities	(2,855)	(3,833)	(15,224)	(7,790)	(43,832)	(15,035)	(69,461)
Net cash from (used in) financing activities	18,876	26,450	39,129	22,900	51,663	16,663	83,370

	Predecessor(1)		Successor(1)

	Dec 29,	Dec 28,	Dec 27,	Dec 25,	Dec 31,	July 1,
	2001	2002	2003	2004	2005	2006

	(as restated)	(as restated)	(as restated)	(as restated)
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,560	$2,050	$3,727	$3,465	$16,721	$21,395
Accounts receivable, net	374	201	1,907	4,393	1,098	12,808
Inventories	307	2,058	1,562	3,686	6,917	7,898
Property, plant and equipment, net	7,158	9,842	23,699	29,277	73,778	141,910
Total assets	9,634	14,377	31,575	41,765	101,884	191,002
Total liabilities	27,048	58,005	11,019	19,124	63,490	51,597
Accrued recycling	—	—	—	—	917	1,973
Current debt	—	—	—	—	20,142	1,793
Long-term debt	23,550	50,000	8,700	13,700	28,581	26,940
Total stockholders’ equity (deficit)	(17,414)	(43,628)	20,556	22,641	13,129	113,364

(1)	In January 2003, First Solar US Manufacturing, LLC cancelled substantially all of its minority membership units, leaving it as a single-member limited liability company. The cancellation of substantially all of First Solar US Manufacturing, LLC’s minority membership units in January 2003 did not affect the results of operations, financial condition and cash flows of the Successor. As a result, we believe that the Predecessor and Successor financial statements are comparable.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
         The following discussion and analysis summarizes the significant factors affecting our results of operations and financial condition during the three year period ended December 31, 2005 and the six month periods ended June 25, 2005 and July 1, 2006. This discussion contains forward-looking statements that involve known and unknown risks and uncertainties. Our actual results could differ significantly from those anticipated by the forward-looking statements for many reasons, including those described in “Cautionary Statement Concerning Forward-Looking Statements”, “Risk Factors” and elsewhere in this prospectus. You should read the following discussion with “Selected Historical Financial Data” and all the historical financial statements and related notes thereto included elsewhere in this prospectus.
Overview
         We design and manufacture solar modules using a proprietary thin film semiconductor technology that has established us as one of the lowest cost solar module manufacturers in the world. Each solar module employs a thin layer of cadmium telluride semiconductor material to convert sunlight into electricity. We manufacture our solar modules on a high-throughput production line and we perform all manufacturing steps ourselves in an automated, continuous process. In 2005 and during the first six months of 2006, we sold almost all of our solar modules to solar project developers and system integrators headquartered in Germany.
         Currently, we manufacture our solar modules and conduct our research and development activities at our Perrysburg, Ohio manufacturing facility. We completed the qualification of our base production line in Perrysburg, Ohio, or the Base Plant, for high volume production in November 2004. During 2005, the first full year our Base Plant operated at high volume production, we reduced our average manufacturing cost per Watt to $1.59, from $2.94 in 2004. Our average manufacturing cost per Watt increased from $1.50 in the first six months of 2005 to $1.60 in the first six months of 2006 primarily as a result of a $0.12 increase in stock-based compensation expense relating to our adoption of SFAS 123(R). We define average manufacturing cost per Watt as the total manufacturing cost incurred during the period, including stock-based compensation expense relating to our adoption of SFAS 123(R), divided by the total Watts produced during the period. By continuing to expand production and improve our technology and manufacturing process, we believe that we can further reduce our manufacturing costs per Watt. Our objective is to become, by 2010, the first solar module manufacturer to offer a solar electricity solution that competes on a non-subsidized basis with the price of retail electricity in key markets in the United States, Europe and Asia. To approach the price of retail electricity in such markets, we believe that we will need to reduce our manufacturing costs by an additional 40-50%, assuming prices for traditional energy sources remain flat on an inflation adjusted basis.
         First Solar was founded in 1999 to bring an advanced thin film semiconductor process into commercial production through the acquisition of predecessor technology and the initiation of a research, development and production program that allowed us to improve upon the predecessor technology and launch commercial operations in January 2002. From January 2002 to the end of 2005, we sold approximately 28MW of solar modules. During the first six months of 2006, we sold 18.0MW of solar modules.
         We converted, on February 22, 2006, from a Delaware limited liability company to a Delaware corporation. Prior to February 22, 2006, we operated as a Delaware limited liability company.
         Our fiscal year ends on the Saturday before December 31. All references to fiscal year 2005 relate to the 53 weeks ended December 31, 2005, all references to fiscal year 2004 relate to the 52 weeks ended December 25, 2004 and all references to fiscal year 2003 refer to the 52 weeks ended December 27, 2003. References to fiscal year 2006 and years thereafter relate to our fiscal years for such periods. We use a 13 week fiscal quarter. All references to the first six months of 2006 relate to the 26 weeks ended July 1, 2006 and all references to the first six months of 2005 relate to the 26 weeks ended June 25, 2005.

Manufacturing Capacity
         We commenced low volume commercial production of solar modules with our pilot production line in Perrysburg, Ohio in January 2002. During 2003 and 2004, while continuing to sell solar modules manufactured on our pilot line, we designed the Base Plant, a replicable, high-throughput production line. We ultimately merged most of the equipment from the pilot line into the Base Plant, completing the qualification of the Base Plant for full volume production in November 2004, with an expected annual capacity of 25MW. In February 2005, we commenced construction of two additional 25MW production lines at our Perrysburg, Ohio facility, or the Ohio

Expansion. We expect to complete the qualification of the Ohio Expansion for full volume production by August 2006. During the construction of the Ohio Expansion, we improved certain aspects of the Base Plant, including the building design and layout and the design and manufacture of certain production equipment. Our two-line Ohio Expansion represents a “standard building block” for building future production facilities or expansions of our existing production facilities.
         In February 2006, we commenced construction of a new manufacturing facility located in Frankfurt (Oder), in the State of Brandenburg, Germany, or the German Plant, which will house four 25MW production lines. We anticipate completing the qualification of the German Plant for full volume production during the second half of 2007. We are also in the planning stage for a new manufacturing plant in Asia.
         The following table summarizes our current and in-process production capacity:

		Annual Production Capacity of
		Manufacturing Facility(1)		Date Qualification
	Number of			Completed for
	Production	Number of Solar		Full Volume
Manufacturing Facility	Lines	Modules	Watts	Production

Base Plant	1	400,000	25MW	November 2004
Ohio Expansion	2	800,000	50MW	August 2006
German Plant	4	1,600,000	100MW	Second half of 2007 (2)

Total Current and Planned	7	2,800,000	175MW

(1)	The annual capacity of our manufacturing facilities is based on an annual run rate of 400,000 solar modules per production line and a power rating of approximately 62 Watts per solar module.

(2)	Anticipated.
         Our Base Plant currently has an annual production capacity of 400,000 solar modules, representing 25MW. We anticipate that we will be able to increase both the run rate and MW volume of our existing production lines through our continuous improvement processes. For example, we increased the average conversion efficiency of our solar modules from approximately 7% in 2003 to approximately 9% in the first six months of 2006, thereby increasing the number of sellable Watts per solar module from approximately 49 Watts to approximately 62 Watts over the same period.
Financial Operations Overview
         The following describes certain line items in our statement of operations and some of the factors that affect our operating results.

Net Sales
         We generate substantially all of our net sales from the sale of solar modules. Over the past three years and during the first six months of 2006, the main constraint limiting our sales has been production capacity as customer demand has exceeded the number of solar modules we could produce. We price and sell our solar modules per Watt of power. As a result, our net sales can fluctuate based on our output of sellable Watts. We currently sell almost all of our solar modules to solar project developers and system integrators headquartered in Germany, which then resell our solar modules to end-users who receive government subsidies. Our net sales could be negatively impacted if legislation reduces the current subsidy programs in the United States, Europe or Asia or interest rates increase, which could impact our end-users’ ability to either meet their target return on investment or finance their projects.
         In April 2006, we entered into contracts for the purchase and sale of our solar modules with six European project developers and system integrators, or the Long Term Sales Contracts. The Long Term Sales Contracts account for a significant portion of our planned production over the period of fiscal 2006 to 2011, and therefore will significantly affect our overall financial performance. We expect the Long Term Sales Contracts to generate approximately €1.2 billion ($1.4 billion at an assumed exchange rate of $1.20/€1.00) of sales from 2006 to 2011 for the manufacture and sale of 745MW of solar modules. We estimate that the total sales volume will account for a significant majority of our planned production volumes from the Base Plant, Ohio Expansion and German Plant. We have spent $64.2 million and committed an additional $2.5 million in capital expenditures for the Ohio Expansion and expect to spend $140.0 million for the build-out of our German Plant through 2007. Under each of our Long Term Sales Contracts, we have a unilateral option, exercisable until December 31, 2006, to increase the sales volumes and extend each contract through 2012. If we exercise our option for each of the six contracts, we would expect them to generate approximately €1.9 billion ($2.3 billion at an assumed exchange rate of $1.20/€1.00) of sales from 2006 to 2012 for the manufacture and sale of 1,270MW of solar modules. We have additional unilateral options to increase 2006 sales volumes by a total of 14MW with approximately 10 weeks notice to our customers. After giving effect to expected sales under the Long Term Sales Contracts, we expect that no single customer will account for more than 25% of our net sales in 2006.
         Our Long Term Supply Contracts require us to deliver solar modules each year that, in total, meet or exceed a specified minimum average number of Watts per module for the year. Beginning in 2007, we are required to increase the minimum average number of Watts by approximately 5% annually between 2007 and 2009. In addition, our Long Term Supply Contracts specify a sales price per Watt that declines each year. If we are unable to meet the minimum average annual number of Watts per module in a given year, we will be in breach of the agreements, entitling our customers to certain remedies, potentially including the right to terminate their Long Term Supply Contracts. Even if we are able to deliver solar modules at the minimum annual average Watts per module and prices, our gross profit and gross margin could decline if we are unable to reduce our manufacturing cost per Watt by at least the same rate as which our contractual prices decrease.
         Sales prices under our Long Term Sales Contracts are fixed, with a built-in decline of 6.5% each year. As a result, we cannot pass along any increases in manufacturing costs to those customers. Although we believe that our total manufacturing costs per Watt will decline at the same rate or more rapidly than our prices under the Long Term Sales Contracts, our failure to achieve our manufacturing cost per Watt targets could result in a reduction of our gross margin. The annual 6.5% decline in the sales price under the Long Term Sales Contracts will reduce our net sales by approximately 5-6% each year, assuming that rated power of our solar modules remains flat, and will impact our cash flow accordingly. In addition, sales prices under the Long Term Sales Contracts are denominated in Euros, exposing us to risks related to currency exchange rate fluctuation.
         Under the Long Term Sales Contracts, starting in April 2006, we transfer title and risk of loss to the customer, and recognize revenue upon shipment. Under our previous customer contracts, we did not transfer title or risk of loss, or recognize revenue, until the solar modules arrived and were received by our customers. Our customers do not have extended payment terms or rights of return under these contracts.
         We retain the right to terminate the Long Term Sales Contracts upon 12 months notice and the payment of a termination fee if certain material adverse changes occur in our business. The termination fee under those agreements is €2.0 million under the base volume and €3.0 million when the option is exercised.
         Our customers are entitled to certain remedies in the event of missed deliveries in either total kilowatts or a lower average number of Watts per module. In such case, our customers are entitled to a maximum charge of up to 5% of up to 10 weeks of the delinquent revenue, or ultimately the cancellation of the contract if we fail to provide a cure.

Cost of sales
         Our cost of sales includes the cost of raw materials, such as tempered back glass, TCO coated front glass, cadmium telluride, EVA laminate, connector assemblies and laminate edge seal. Our total material cost per solar module has been stable over the past three years, even though the cost of tellurium, a component of cadmium telluride, increased by approximately five to six times from 2003 to 2005. The increase in the cost of tellurium did not have a significant impact on our total raw material cost per solar module because raw tellurium represents a relatively small portion of our overall material and manufacturing costs. Historically, we have not entered into long term supply contracts with fixed prices for our raw materials. In 2006, however, we entered into a multi-year tellurium supply contract in order to mitigate potential cost volatility and secure raw material supplies. We expect our raw material cost per Watt to decrease over the next several years as costs per solar module remain stable and sellable Watts per solar module increase.
         Other items contributing to our cost of sales are direct labor, manufacturing overhead such as engineering expense, equipment maintenance, environmental health and safety, quality and production control and procurement. Cost of sales also includes depreciation of manufacturing plant and equipment and facility related expenses. In addition, we accrue for warranty and end of life reclamation and recycling expenses in our cost of sales.
         We implemented a program in 2005 to reclaim and recycle our solar modules after use. Under our reclamation and recycling program, we enter into an agreement with the end-users of the photovoltaic systems that employ our solar modules. In the agreement we commit, at our expense, to remove the solar modules from the installation site at the end of use and transport them to a processing center where the solar module materials and components will be recycled, and the owner agrees not to dispose of the solar modules except through our program or another program that we approve. The photovoltaic system owner is responsible for disassembling the solar modules and packaging them in containers that we provide. At the time we sell a solar module, we record an expense in cost of sales equal to the present value of the estimated future end of life obligation. We record the accretion expense on this future obligation annually in selling, general and administrative expense.
         Overall, we expect our cost of sales per Watt to decrease over the next several years due to an increase of sellable Watts per solar module and more efficient absorption of fixed costs driven by economies of scale.
         Gross profits are affected by a number of factors, including our average selling prices, foreign exchange rates, our actual manufacturing costs and the effective utilization of our production facilities. As a result, gross profits may vary from quarter to quarter.

Research and development
         Research and development expense consists primarily of salaries and personnel-related costs and the cost of products, materials and outside services used in our process and product development activities. In 2006, we began adding equipment for further process developments and recording the depreciation of such equipment as research and development expense. We may also allocate a portion of the annual operating cost of the Ohio Expansion to research and development expense.
         We maintain a number of programs and activities to improve our technology in order to enhance the performance of our solar modules and manufacturing processes. As of July 1, 2006, we had a total of 26 full time employees working on these developmental activities. In addition, we maintain active collaborations with the National Renewable Energy Laboratory, a division of the Department of Energy, Brookhaven National Laboratory and several universities. We report our research and development expense net of grant funding. During the past three years, we received grant funding that we applied towards our development programs. We received $1.4 million in research and development grants during fiscal year 2003, $1.0 million during fiscal year 2004, $0.9 million in fiscal year 2005 and $0.2 million during the first six months of 2006. We expect our research and development expense to increase in absolute terms in the future as we increase personnel and research and development activity. Over time, we expect research and development expense to decline as a percentage of net sales and on a cost per Watt basis as a result of economies of scale.

Selling, general and administrative
         Selling, general and administrative expense consists primarily of salaries and other personnel-related costs, professional fees, insurance costs, travel expense and other selling expenses. We expect these expenses to increase in the near term, both in absolute dollars and as a percentage of net sales, in order to support the growth of our business as we expand our sales and marketing efforts, improve our information processes and systems and implement the financial reporting, compliance and other infrastructure required for a public company. Over time, we expect selling, general and administrative expense to decline as a percentage of net sales and on a cost per Watt basis as our net sales and our total Watts sold increase.

Production start-up
         Production start-up expense consists primarily of salaries and personnel-related costs and the cost of operating a production line before it has been qualified for full production, including the cost of raw materials for solar modules run through the production line during the qualification phase. It also includes all expenses related to the selection of a new site and the related legal and regulatory costs and the costs to maintain our plant replication program, to the extent we cannot capitalize the expenditure. We incurred production start-up expenses of $3.2 million in fiscal year 2005 and $6.6 million during the first six months of 2006 and expect to incur significant production start-up expenses during the second half of fiscal year 2006 in connection with the qualification of the Ohio Expansion. We also expect to incur production start-up expenses in fiscal year 2006 and fiscal year 2007 in connection with the German Plant and the contemplated manufacturing facility in Asia. As a result of these production start-up expenses, we expect our net loss to increase significantly in fiscal year 2006. In general, we expect production start-up expenses per production line to be higher when we build an entire new manufacturing facility compared to the addition of a new production line at an existing manufacturing facility, primarily due to the additional infrastructure investment required. Over time, we expect production start-up expenses to decline as a percentage of net sales and on a cost per Watt basis as a result of economies of scale.

Interest expense
         Interest expense is associated with various debt financings. See “Description of Certain Indebtedness”.

Foreign currency gain (loss)
         Foreign currency gain (loss) consists of gains and losses resulting from holding assets and liabilities and conducting transactions denominated in currencies other than our functional currency, the U.S. dollar.

Other income (expense)
         Other income (expense), net consists primarily of interest earned on our cash and cash equivalents.
Income Taxes
         First Solar, Inc., a Delaware corporation, was incorporated on February 22, 2006. As a Delaware corporation, we are subject to federal and state income taxes. Prior to February 22, 2006, we operated as a Delaware limited liability company and were not subject to state or federal income taxes. As a result, the annual historical financial data included in this prospectus does not reflect what our financial position and results of operations would have been, had we been a taxable corporation for a full fiscal year.
         On December 31, 2005, we had non-U.S. net operating loss carry-forwards of $3.4 million, which will begin expiring in 2008. On July 1, 2006, we had U.S. federal and state net operating loss carry-forwards of $2.4 million, which will begin expiring in 2011, and non-U.S. net operating loss carry-forwards of $7.7 million, which will begin expiring in 2008. Our ability to use the net operating loss carry-forwards is dependent on our ability to generate taxable income in future periods and subject to certain restrictions under the Internal Revenue Code and certain international tax laws.
         Certain of our non-U.S. subsidiaries are subject to income taxes in their foreign jurisdictions. We expect the tax consequences of our non-U.S. subsidiaries will become significant as we expand our non-U.S. production capacity.
         We recognize deferred tax assets and liabilities for differences between financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when management cannot conclude that it is more likely than not that some portion or all of the deferred tax asset will be realized. As of December 31, 2005, we had a deferred tax asset of $1.9 million consisting primarily of non-U.S. net operating loss carry-forwards and plant start-up cost. As of July 1, 2006, we had a deferred tax asset of $50.7 million consisting primarily of tax-basis goodwill, property, plant and equipment and net operating loss carry-forwards. We have recorded a full valuation allowance against our deferred tax assets, because we determined that it is more likely than not that our deferred tax assets will not be realized.
Critical Accounting Policies and Estimates
         In preparing our financial statements in conformity with generally accepted accounting principles in the United States (GAAP), we have to make estimates and assumptions about future events that affect the amounts of reported assets, liabilities, revenues and expenses, as well as the disclosure of contingent liabilities in our financial statements and the related notes thereto. Some of our accounting policies require the application of significant judgment by management in the selection of appropriate assumptions for determining these estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. As a result, we cannot assure you that actual results will not differ significantly from estimated results. We base our judgments and estimates on our historical experience, on our forecasts and on other available information, as appropriate. Our significant accounting policies are further described in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.
         Our most significant accounting policies, which reflect significant management estimates and judgment in determining amounts reported in our audited consolidated financial statements included elsewhere in this prospectus are as follows:
         Revenue recognition. We recognize revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred and title and risk of loss has passed to the customer, the sales price is fixed or determinable and collectibility of the resulting receivable is reasonably assured. In accordance with this policy, we record a trade receivable for the selling price of our product and reduce inventory for the cost of goods sold when delivery occurs in accordance with the terms of the respective sales contracts. Our only revenue generating activity is the sale of our single type of solar module. We are able to determine that the criteria for revenue recognition have been met by examining objective data, and the only estimates that we generally have to make regarding revenue recognition pertain to the collectibility of the resulting receivable. We have not experienced significant variability in our collections because we have historically sold our solar modules primarily to six well-established customers.
         End of life recycling and reclamation. At the time of sale, we recognize an expense for the estimated fair value of our future obligation for reclaiming and recycling the solar modules that we have sold once they have reached the end of their useful lives. We base our estimate of the fair value of our reclamation and recycling obligations on the present value of the expected future cost of reclaiming and recycling the solar modules, which includes the cost of packaging the solar module for transport, the cost of freight from the solar module’s installation site to a recycling center and the material, labor and capital costs of the recycling process and an estimated third-party profit margin and risk rate for such services. We based this estimate on our experience reclaiming and recycling our solar modules and on our expectations about future developments in recycling technologies and processes and about economic conditions at the time the solar modules will be reclaimed and recycled. In the periods between the time of our sales and our settlement of the reclamation and recycling obligations, we accrete the carrying amount of the associated liability by applying the discount rate used in its initial measurement. We charged $0.8 million and $1.1 million to cost of sales for the fair value of our reclamation and recycling obligation for solar modules sold during the year ended December 31, 2005 and the six months ended July 1, 2006, respectively. During both the year ended December 31, 2005 and the six months ended July 1, 2006, the accretion expense on our reclamation and recycling obligations was insignificant. We performed a sensitivity analysis on the cost we charged to cost of sales in the year ended December 31, 2005 for the reclamation and recycling of solar modules that we sold during that year and determined that an increase of 10% or a decrease of 10% in our estimate of the future cost of reclaiming and recycling each solar module would result in a 10% increase or decrease, respectively, in our reclamation and recycling cost accrual for the year ended December 31, 2005; a 10% increase in the rate we use to discount the future estimated cost would result in a 9% decrease in our estimated costs; and a 10% decrease in the rate would result in a 10% increase in the cost.
         Product warranties. We provide a limited warranty to the original purchasers of our solar modules for five years following delivery for defects in materials and workmanship under normal use and service conditions. We also warrant to the original purchasers of our solar modules that solar modules installed in accordance with agreed-upon specifications will produce at least 90% of their initial power output rating during the first 10 years following their installation and at least 80% of their initial power output rating during the following 15 years. Our warranties may be transferred from the original purchaser of our solar modules to a subsequent purchaser. We accrue warranty costs when we recognize sales, using amounts estimated based on our historical experience with warranty claims, our monitoring of field installation sites and in-house testing. During the year ended December 31, 2005, we reduced our estimate of our product warranty liability by $1.0 million because lower manufacturing costs reduced the replacement cost of our solar modules under warranty.
         Stock-based compensation. In December 2004, the FASB issued SFAS 123 (revised 2004), Share-Based Payments, which requires companies to recognize compensation expense for all stock-based payments to employees, including grants of employee stock options, in their statements of operations based on the fair value of the awards, and we adopted SFAS 123(R) during the first quarter of the year ended December 31, 2005 using the “modified retrospective” method of transition. In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. (SAB) 107, which provides guidance regarding the implementation of SFAS 123(R). In particular, SAB 107 provides guidance regarding calculating assumptions used in stock-based compensation valuation models, the classification of stock-based compensation expense, the capitalization of stock-based compensation costs and disclosures in management’s discussion and analysis in filings with the SEC.
         Determining the appropriate fair-value model and calculating the fair value of stock-based awards at the date of grant using any valuation model requires judgment. We use the Black-Scholes option pricing model to estimate the fair value of employee stock options, consistent with the provisions of SFAS No. 123(R). Option pricing models, including the Black-Scholes model, require the use of input assumptions, including expected volatility, expected term, expected dividend rate and expected risk-free rate of return. Because our stock is not currently publicly traded, we do not have an observable share-price volatility; therefore, we estimate our expected volatility based on that of similar publicly-traded companies and expect to continue to do so until such time as we might have adequate historical data from our own traded share price. We estimated our options’ expected terms using our best estimate of the period of time from the grant date that we expect the options to remain outstanding. If we determine another method to estimate expected volatility or expected term was more reasonable than our current methods, or if another method for calculating these input assumptions is prescribed by authoritative guidance, the fair value calculated for stock-based awards could change significantly. Higher volatility and expected terms result in a proportional increase to stock-based compensation determined at the date of grant. The expected dividend rate and expected risk-free rate of return are not as significant to the calculation of fair value.
         In addition, SFAS No. 123(R) requires us to develop an estimate of the number of stock-based awards which will be forfeited due to employee turnover. Quarterly changes in the estimated forfeiture rate can have a significant effect on reported stock-based compensation. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment is made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the financial statements during the quarter of the change. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment is made to decrease the estimated forfeiture rate, which will result in an increase to the expense recognized in the financial statements. These adjustments affect our cost of sales, research and development expenses and selling, general and administrative expenses. Through the first six months ended July 1, 2006, the effect of forfeiture adjustments on our financial statements has been insignificant. The expense we recognize in future periods could differ significantly from the current period and/or our forecasts due to adjustments in the assumed forfeiture rates.
         Valuation of Long-Lived Assets. Our long-lived assets include manufacturing equipment and facilities. Our business requires significant investment in manufacturing facilities that are technologically advanced, but may become obsolete through changes in our industry or the fluctuations in demand for our solar modules. We account for our long-lived tangible assets and definite-lived intangible assets in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. As a result, we assess long-lived assets classified as “held and used”, including our property, plant and equipment, for impairment whenever events or changes in business circumstances arise that may indicate that the carrying amount of the long-lived asset may not be recoverable. These events would include significant current period operating or cash flow losses combined with a history of such losses, significant changes in the manner of use of assets and significant negative industry or economic trends. We evaluated our long-lived assets for impairment during 2005 and concluded that the carrying values of these assets were recoverable.
         Accounting for Income Taxes. First Solar Holdings, LLC was formed as a limited liability company and, accordingly, was not subject to U.S. federal or state income taxes, although certain of its foreign subsidiaries were subject to income taxes in their local jurisdictions. However, upon incorporation during the first quarter of 2006, First Solar, Inc. became subject to U.S. federal and state income taxes. We account for income taxes using the asset and liability method, in accordance with SFAS 109, Accounting for Income Taxes. We operate in multiple taxing jurisdictions under several legal forms. As a result, we are subject to the jurisdiction of a number of U.S. and non-U.S. tax authorities and to tax agreements and treaties among these governments. Our operations in these different jurisdictions are taxed on various bases, including income before taxes calculated in accordance with jurisdictional regulations. Determining our taxable income in any jurisdiction requires the interpretation of the relevant tax laws and regulations and the use of estimates and assumptions about significant future events, including the following: the amount, timing and character of deductions; permissible revenue recognition methods under the tax law; and the sources and character of income and tax credits. Changes in tax laws, regulations, agreements and treaties, currency exchange restrictions or our level of operations or profitability in each taxing jurisdiction could have an impact on the amount of income tax assets, liabilities, expenses and benefits that we record during any given period.
Controls and Procedures
         We have restated our consolidated financial statements for the years ended December 27, 2003 and December 25, 2004 and as of December 25, 2004 in order to correct errors that we identified during the preparation of this registration statement in connection with our initial public offering and the performance of the associated audits for our years ended December 25, 2004 and December 31, 2005. We identified several significant deficiencies in our internal controls that were deemed to be “material weaknesses” in our internal controls as defined in standards established by the Public Company Accounting Oversight Board (“PCAOB”). A material weakness is defined by the PCAOB as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A “significant deficiency” is a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. A “control deficiency” exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.
         As of December 31, 2005, we did not maintain effective controls over the preparation, review and presentation and disclosure of our consolidated financial statements due to a lack of personnel with experience in financial reporting and control procedures necessary for SEC registrants. This failure caused several significant deficiencies, four of which had a large enough impact on our operating results to individually constitute a material weakness. These material weaknesses were: (i) we did not maintain effective controls to ensure that the appropriate labor and overhead expenses were included in the cost of our inventory and that intercompany profits in inventory were completely and accurately eliminated as part of the consolidation process; (ii) we did not maintain effective controls to ensure the complete and accurate capitalization of interest in connection with our property, plant and equipment additions; (iii) we did not maintain effective controls to properly accrue for warranty obligations; and (iv) we did not maintain effective controls to properly record the formation of First Solar US Manufacturing, LLC in 1999 and the subsequent liquidation of minority membership units in 2003. These control deficiencies led to the restatement of our financial statements for the years ended December 27, 2003 and December 25, 2004, resulting in a $2.6 million increase in our net loss for the year ended December 27, 2003 and a $2.0 million increase in our net loss for the year ended December 25, 2004. See note 16 to the audited consolidated financial statements included elsewhere in this prospectus for further details. These control deficiencies could result in more than a remote likelihood that a material misstatement to our annual or interim financial statements would not be prevented or detected. Accordingly, we have concluded that each of these control deficiencies constitute a material weaknesses.
         To improve our financial accounting organization and processes, we have hired a new chief financial officer, are creating an audit committee comprised entirely of independent directors, are in the process of appointing a new independent director to be the chairman of the audit committee and have hired a new corporate controller. We are in the process of adding ten new positions in the areas of finance, tax, treasury, internal controls and internal audit. We are adopting and implementing additional policies and procedures to strengthen our financial reporting capability including investments into further enhancements of our enterprise resource planning system. However, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Risk Factors — Risks Relating to Our Business — We identified several significant deficiencies in our internal controls that were deemed to be material weaknesses. If we are unable to successfully address the material weaknesses in our internal controls, our ability to report our financial results on a timely and accurate basis may be adversely affected.”

Results of Operations
         The following table sets forth the consolidated statements of operations for the periods indicated as a percentage of net sales:

	Years Ended			Six Months Ended

	December 27,	December 25,	December 31,	June 25,	July 1,
	2003	2004	2005	2005	2006

Net sales	100%	100%	100%	100%	100%
Cost of sales	358.1%	139.4%	65.5%	65.2%	70.2%
Gross profit (loss)	(258.1)%	(39.4)%	34.5%	34.8%	29.8%
Research and development	119.7%	9.2%	4.9%	2.7%	7.4%
Selling, general and administrative	373.2%	68.9%	32.9%	31.3%	33.8%
Production start-up expense	0.0%	6.6%	6.6%	2.3%	16.0%
Operating loss	(751.0)%	(124.1)%	(10.0)%	(1.5)%	(27.3)%
Foreign currency gain (loss)	0.0%	0.9%	(3.6)%	(4.3)%	7.4%
Interest expense	(123.8)%	(0.7)%	(0.9)%	(0.3)%	(0.2)%
Other income (expense)	1.2%	(0.0)%	0.8%	0.2%	0.1%
Income tax expense	—	—	—	—	—
Cumulative effect of change in accounting for share-based compensation	—	—	0.2%	0.5%	—
Net loss	(873.6)%	(124.0)%	(13.4)%	(5.5)%	(20.1)%

Six Months Ended July 1, 2006 and June 25, 2005

Net sales

	Six Months Ended

	June 25, 2005	July 1, 2006	Six Month Period Change

(Dollars in thousands)
Net sales	$17,897	$41,485	$23,588	132%
         Net sales increased by $23.6 million, or 132%, from $17.9 million for the first six months of 2005 to $41.5 million for the first six months of 2006. The increase in our net sales was due primarily to a 152% increase in the MW volume of solar modules sold from the first six months of 2005 to the first six months of 2006. We were able to increase the MW volume of our solar modules sold primarily as a result of higher throughput and full production ramp of our Base Plant and the commencement of production at our Ohio Expansion. Net sales in the first six months of 2006 also benefited from a change in our shipping terms from delivered duty paid to carriage and insurance paid, which became effective during the second quarter of 2006. This change effected revenue recognition of $5.4 million of in-transit inventory during the first half of 2006. In addition, we increased the average number of sellable Watts per solar module from approximately 59 Watts in the first six months of 2005 to approximately 62 Watts in the first six months of 2006, which increased our net sales by $2.3 million. The increase in net sales was partially offset by a decline of $3.6 million due to foreign currency fluctuations driven by a weaker Euro and a decrease in the average sales price per Watt from the first six months of 2005 to the first six months of 2006. Strong demand from other customers allowed us to reduce our dependence on the largest customer during such period from 70% of net sales in the first half of 2005 to 23% of net sales in the first half of 2006. In both periods, almost all of our net sales resulted from shipments of solar modules to customers headquartered in Germany.

Cost of sales

	Six Months Ended

	June 25, 2005	July 1, 2006	Six Month Period Change

(Dollars in thousands)
Cost of sales	$11,668	$29,113	$17,445	150%
% of Net sales	65.2%	70.2%
         Cost of sales increased by $17.4 million, or 150%, from $11.7 million for the first six months of 2005 to $29.1 million for the first six months of 2006. The increase in our cost of sales was due in part to an increase in manufacturing overhead costs of $6.5 million from the first six months of 2005 to the first six months of 2006. This increase in manufacturing overhead costs was driven by an increase in salaries and personnel-related expenses of $2.5 million because of our conversion from a five day to a seven day production week and overall infrastructure build-out to support the ramp-up of the Ohio Expansion, an increase of $2.2 million in stock-based compensation expense due to additional option awards and an increase in facility related expense of $1.7 million. In addition, direct material expense increased by $6.4 million and direct labor expense by $1.0 million from the first six months of 2005 to the first six months of 2006, in each case as a result of higher production volumes. Depreciation expense also increased by $1.8 million from the first six months of 2005 to the first six months of 2006, primarily as a result of additional equipment becoming operational at our Base Plant and at the Ohio Expansion. Warranty and end of life costs relating to the reclamation and recycling of our solar modules increased by $1.6 million as a result of higher sales volumes.

Gross profit

	Six Months Ended

	June 25, 2005	July 1, 2006	Six Month Period Change

(Dollars in thousands)
Gross profit	$6,229	$12,372	$6,143	99%
% Gross margin	34.8%	29.8%
         Gross profit increased by $6.1 million, or 99%, from $6.2 million for the first six months of 2005 to $12.4 million for the first six months of 2006, reflecting an increase in net sales. In contrast our gross margin decreased from 34.8% in the first six months of 2005 to 29.8% in the first six months of 2006. During the first six months of 2006, we incurred $1.1 million for the ramp-up of the Ohio Expansion and $0.7 million for the conversion from a five day to a seven day production week, in each case in advance of production volume increases. In addition, increased stock-based compensation expense of $2.2 million in the first six months of 2006 negatively impacted our gross margin by 5.5 percentage points. The gross margin in the first six months of 2005 also benefited from a U.S. Dollar to Euro exchange rate of $1.30/€1.00 compared to $1.23/€1.00 in the first six months of 2006.

Research and development

	Six Months Ended

	June 25, 2005	July 1, 2006	Six Month Period Change

(Dollars in thousands)
Research and development	$484	$3,055	$2,571	532%
% of Net sales	2.7%	7.4%
         Research and development expense increased by $2.6 million, or 532%, from $0.5 million in the first six months of 2005 to $3.1 million in the first six months of 2006, and included $1.2 million of stock-based compensation expense, compared to $33,000 of stock-based compensation expense in the first six months of 2005. Personnel-related expense, including stock-based compensation expense, increased by $1.7 million due to headcount increases and additional option awards, and consulting expense increased by $0.2 million. In addition, grant revenue declined by $0.5 million during the first six months of 2006 compared the first six months of 2005.

Selling, general and administrative

	Six Months Ended

	June 25, 2005	July 1, 2006	Six Month Period Change

(Dollars in thousands)
Selling, general and administrative	$5,604	$14,005	$8,401	150%
% of Net sales	31.3%	33.8%
         Selling, general and administrative expense increased by $8.4 million, or 150%, from $5.6 million in the first six months of 2005 to $14.0 million in the first six months of 2006. Our selling, general and administrative expenses increased primarily as a result of an increase in salaries and personnel-related expenses of $6.0 million, due to increases in staffing and an increase in stock-based compensation expense from $0.3 million in the first six months of 2005 to $2.0 million in the first six months of 2006. In addition, legal and professional services fees increased by $2.0 million and insurance and other expenses by $0.4 million over the first six months of 2005.

Production start-up

	Six Months Ended

	June 25, 2005	July 1, 2006	Six Month Period Change

(Dollars in thousands)
Production start-up	$414	$6,641	$6,227	N.M.
% of Net sales	2.3%	16.0%
         During the first six months of 2006, we incurred $6.6 million of production start-up expenses to qualify our Ohio Expansion and to plan for our German Plant compared to $0.4 million of production start-up expenses during the first six months of 2005.

Foreign exchange gain (loss)

	Six Months Ended

	June 25, 2005	July 1, 2006	Six Month Period Change

(Dollars in thousands)
Foreign exchange gain (loss)	$(769)	$3,090	$3,859	N.M.
         Foreign exchange gain increased by $3.9 million from first six months of 2005 to the first six months of 2006 primarily due to favorable currency translation between the U.S. Dollar and the Euro.

Interest expense

	Six Months Ended

	June 25, 2005	July 1, 2006	Six Month Period Change

(Dollars in thousands)
Interest expense	$(66)	$(708)	$(642)	N.M.
         Interest expense increased from the first six months of 2005 to the first six months of 2006 by $0.6 million due to increased borrowings. In the first six months of 2006 we capitalized $1.8 million of interest expense in construction in progress compared to $0.1 million in the first six months of 2005.

Other income

	Six Months Ended

	June 25, 2005	July 1, 2006	Six Month Period Change

(Dollars in thousands)
Other income	$43	$592	$549	N.M.
         Other income (expense) increased by $0.5 million in the first six months of 2006 compared to the first six months of 2005 primarily as a result of increased interest income.

Income tax expense

Six Months Ended

	June 25, 2005	April 1, 2006	Six Month Period Change

(Dollars in thousands)
Income tax expense	$—	$—	$—	N.M.
         Due to our net operating losses and the valuation allowance on our net deferred tax assets, we had no income tax expense.
                              Cumulative effect of change in accounting for share-based compensation

	Six Months Ended

	June 25, 2005	July 1, 2006	Six Month Period Change

(Dollars in thousands)
Cumulative effect	$89	$0	$(89)	N.M.
         The adoption of SFAS 123(R) required a change in the method used to estimate forfeitures of employee stock options, and resulted in a one-time cumulative effect of $0.1 million in the first quarter of 2005.

Fiscal Years Ended December 31, 2005 and December 25, 2004

Net sales

	Years Ended

	December 25, 2004	December 31, 2005	Year over Year Change

(Dollars in thousands)
Net sales	$13,522	$48,063	$34,541	255%
         Net sales increased by $34.5 million, or 255%, from $13.5 million in fiscal year 2004 to $48.1 million in fiscal year 2005. Of the increase in our net sales, $26.8 million was due to an increase in the MW volume of solar modules sold from fiscal year 2004 to fiscal year 2005. We were able to increase the MW volume of solar modules sold primarily because of increases in production capacity and sellable Watts per solar module. In November 2004, we completed the qualification of our Base Plant for full volume production and then operated the Base Plant at a high-throughput production rate for all of fiscal year 2005. In addition, we increased the average number of sellable Watts per solar module from approximately 55 Watts in 2004 to approximately 59 Watts in 2005, resulting in an increase of $3.5 million in net sales. As a result of strong customer demand and the increased number of sellable Watts per solar module, we increased the average sales price per Watt in fiscal year 2005, which increased net sales by $4.2 million. Strong demand from our other customers also allowed us to reduce our dependence on our largest customer from 68.1% of net sales in fiscal year 2004 to 45.1% of net sales in fiscal year 2005. In fiscal year 2005, 99.6% of our net sales resulted from shipments of solar modules to Germany, compared to 94.7% of our net sales in fiscal year 2004.

Cost of sales

	Years Ended

	December 25, 2004	December 31, 2005	Year over Year Change

(Dollars in thousands)
Cost of sales	$18,851	$31,483	$12,632	67%
% of Net sales	139.4%	65.5%
         Cost of sales increased by $12.6 million, or 67%, from $18.9 million in fiscal year 2004 to $31.5 million in fiscal year 2005. The increase in our cost of sales was due primarily to higher material costs required to support the higher production volumes from the Base Plant. Direct materials increased by $7.3 million from fiscal year 2004 to fiscal year 2005. On a cost per solar module and cost per Watt basis, raw material costs declined slightly from fiscal year 2004 to fiscal year 2005, primarily because of improved manufacturing yields and conversion efficiency. In addition, direct labor increased by $0.6 million and manufacturing overhead costs increased by $4.7 million from fiscal year 2004 to fiscal year 2005. This increase was driven by higher engineering expense, increased equipment maintenance and infrastructure build-out and stock-based compensation expense. Manufacturing overhead included

$0.8 million of stock-based compensation expense in 2005 compared to $0.1 million in fiscal year 2004. Depreciation expense also increased by $1.4 million from fiscal year 2004 to fiscal year 2005 as a result of depreciating the Base Plant for the entire fiscal year. We expensed $1.5 million less warranty and end of life program expenses in fiscal year 2005 than in fiscal year 2004, as a result of corrective actions implemented against production material defects encountered in 2004 and lower overall unit production costs.

Gross profit (loss)

	Years Ended

	December 25, 2004	December 31, 2005	Year over Year Change

(Dollars in thousands)
Gross profit (loss)	$(5,329)	$16,580	$21,909	N.M.
% Gross margin	(39.4)%	34.5%
         Gross profit increased by $21.9 million, from a loss of $5.3 million in fiscal year 2004 to a gross profit of $16.6 million in fiscal year 2005, primarily as a result of increased sales volumes. Our gross margin improved from a negative 39.4% in fiscal year 2004 to a positive 34.5% in fiscal year 2005, because of improvements in our average sales price per Watt, an increase in overall sellable Watts due to efficiency gains and the economies of scale we realized from operating the Base Plant at full volume production through most of 2005.

Research and development

	Years Ended

	December 25, 2004	December 31, 2005	Year over Year Change

(Dollars in thousands)
Research and development	$1,240	$2,372	$1,132	91%
% of Net sales	9.2%	4.9%
         Research and development expense increased by $1.1 million, or 91%, from $1.2 million in fiscal year 2004 to $2.4 million in fiscal year 2005. Of that increase $0.4 million was due to increases in our development staffing during 2005, $0.5 million due to higher stock-based compensation expense and $0.2 million due to an increase in consulting fees offset by a reduction of $0.1 million in facility expense. In addition, our grant revenue declined by $0.1 million in fiscal year 2005, compared to fiscal year 2004. Research and development expenses included stock-based compensation expense of $0.6 million and $0.1 million in fiscal year 2005 and fiscal year 2004, respectively.

Selling, general and administrative

	Years Ended

	December 25, 2004	December 31, 2005	Year over Year Change

(Dollars in thousands)
Selling, general and administrative	$9,312	$15,825	$6,513	70%
% of Net sales	68.9%	32.9%
         Selling, general and administrative expense increased by $6.5 million, or 70%, from $9.3 million in fiscal year 2004 to $15.8 million in fiscal year 2005. Our selling, general and administrative expenses increased by $2.2 million as a result of increased staffing levels, primarily in sales and marketing, to support higher sales volumes in Germany. In addition, spending for professional services increased by $1.0 million, travel expenses increased by $0.4 million and facilities expense increased by $0.5 million in fiscal year 2005 compared to fiscal year 2004. Stock-based compensation expense increased by $2.4 million, from $1.0 million in fiscal year 2004 to $3.4 million in fiscal year 2005.

Production start-up

	Years Ended

	December 25, 2004	December 31, 2005	Year over Year Change

(Dollars in thousands)
Production start-up	$900	$3,173	$2,273	253%
% of Net sales	6.6%	6.6%
         Production start-up expenses increased from $0.9 million in fiscal year 2004 to $3.2 million in fiscal year 2005 as we began the build-out of our Ohio Expansion in fiscal year 2005. These expenses are primarily attributable to the cost of labor and material to run and qualify the line, related facility expenses and the documentation of our replication process.

Foreign exchange gain (loss)

	Years Ended

	December 25, 2004	December 31, 2005	Year over Year Change

(Dollars in thousands)
Foreign exchange gain (loss)	$116	$(1,715)	$(1,831)	N.M.
         Foreign exchange losses increased by $1.8 million during fiscal year 2005 as the U.S. Dollar strengthened against the Euro.

Interest expense

	Years Ended

	December 25, 2004	December 31, 2005	Year over Year Change

(Dollars in thousands)
Interest expense	$(100)	$(418)	$(318)	N.M.
         Interest expense increased in fiscal year 2005 by $0.3 million compared to fiscal year 2004 due to increased borrowings under various notes totaling $28.7 million at the end of fiscal year 2005 compared to $13.7 million at the end of fiscal year 2004. In fiscal year 2005 we capitalized $0.4 million of interest expense in construction in progress compared to $0.3 million in fiscal year 2004.

Other income (expense)

	Years Ended

	December 25, 2004	December 31, 2005	Year over Year Change

(Dollars in thousands)
Other income (expense)	$(6)	$372	$378	N.M.
         Other income increased by $0.4 million during fiscal year 2005 due to an increase in interest income earned.

Cumulative effect of change in accounting for share-based compensation

	Years Ended

	December 25, 2004	December 31, 2005	Year over Year Change

(Dollars in thousands)
Cumulative effect	$—	$89	$89	N.M.
         The adoption of SFAS 123(R) requires a change in the method used to estimate forfeitures of employee stock options, resulting in a one-time cumulative effect of $0.1 million in the first quarter of 2005.
Fiscal Years Ended December 25, 2004 and December 27, 2003

Net sales

	Years Ended

	December 27, 2003	December 25, 2004	Year over Year Change

(Dollars in thousands)
Net sales	$3,210	$13,522	$10,312	321%
         Net sales increased by $10.3 million, or 321%, from $3.2 million in fiscal year 2003 to $13.5 million in fiscal year 2004. The increase in our net sales was due primarily to a 241% increase in the MW volume of solar modules sold from fiscal year 2003 to fiscal year 2004 increasing net sales by $6.7 million. We were able to increase the MW volume of solar modules sold in fiscal year 2004 because of an increase in production capacity and sellable Watts per solar module. From 2003 to 2004, we increased the average number of sellable Watts per solar module from approximately 49 Watts to approximately 55 Watts increasing net sales by $1.0 million. Net sales also increased by $2.6 million due to higher average sales price per Watt. Our largest customer accounted for 68.1% of our net sales in fiscal year 2004 compared to 58.9% of our net sales in fiscal year 2003. In fiscal year 2004, 94.7% of our net sales resulted from sales of solar modules to Germany, compared to 62.5% of our net sales in fiscal year 2003. The increase in the concentration of our net sales in Germany was primarily attributable to the favorable market conditions in Germany created by government subsidies.

Cost of sales

	Years Ended

	December 27, 2003	December 25, 2004	Year over Year Change

(Dollars in thousands)
Cost of sales	$11,495	$18,851	$7,356	64%
% of Net sales	358.1%	139.4%
         Cost of sales increased by $7.4 million, or 64%, from $11.5 million in fiscal year 2003 to $18.9 million in fiscal year 2004. The increase in our cost of sales was due primarily to a $2.6 million increase in manufacturing overhead expense as a result of continued infrastructure build-out and an increase in production volume. Depreciation costs increased by $0.5 million from fiscal year 2003 to fiscal year 2004, as a result of depreciating certain equipment from the Base Plant for the entire year. Warranty and end of life program expenses increased by $1.7 million due to production material defects discovered in certain products shipped. We also experienced $1.5 million in higher raw material costs required to support the higher production volumes. On a cost per solar module and a cost per Watt basis, raw material costs declined slightly from fiscal year 2003 to fiscal year 2004, primarily because of improved manufacturing yields and higher conversion efficiencies. Direct labor increased by $1.2 million from fiscal year 2003 to fiscal year 2004.

Gross profit (loss)

	Years Ended

	December 27, 2003	December 25, 2004	Year over Year Change

(Dollars in thousands)
Gross profit (loss)	$(8,285)	$(5,329)	$2,956	N.M.
% Gross margin	(258.1)%	(39.4)%
         Gross profit increased by $3.0 million from a loss of $8.3 million in fiscal year 2003 to a loss of $5.3 million in fiscal year 2004. In addition, our gross margin improved from negative 258.1% in fiscal year 2003 to negative 39.4% in fiscal year 2004. Our gross profit and gross margin increased primarily because of higher net sales, improvements in yield and conversion efficiency and the economies of scale we realized from our increases in production partially offset by higher warranty expense.

Research and development

	Years Ended

	December 27, 2003	December 25, 2004	Year over Year Change

(Dollars in thousands)
Research and development	$3,841	$1,240	$(2,601)	(68%)
% of Net sales	119.7%	9.2%
         Research and development expense decreased by $2.6 million from $3.8 million in fiscal year 2003 to $1.2 million in fiscal year 2004. Our research and development expense decreased during 2004 as employees moved out of the research and development function into manufacturing engineering, where their costs are recorded as cost of sales, to support production in the Base Plant. In addition, grant revenue during fiscal year 2004 declined by $0.4 million compared to fiscal year 2003.

Selling, general and administrative

	Years Ended

	December 27, 2003	December 25, 2004	Year over Year Change

(Dollars in thousands)
Selling, general and administrative	$11,981	$9,312	$(2,669)	(22)%
% of Net sales	373.2%	68.9%

         Selling, general and administrative expense decreased by $2.7 million, or 22%, from $12.0 million in fiscal year 2003 to $9.3 million in fiscal year 2004. Stock-based compensation was $1.1 million in fiscal year 2003 and $1.0 million in fiscal year 2004. The decrease was primarily due to a non-recurring settlement charge of $3.0 million in fiscal year 2003 made to certain former investors and employees of First Solar US Manufacturing, LLC in conjunction with the liquidation of their membership units and termination of certain employees in exchange for a release of First Solar US Manufacturing, LLC and its owners, employees, and affiliates from all present and possible future claims. This was partially offset by a $0.3 million increase in personnel expenses.

Production start-up

	Years Ended

	December 27, 2003	December 25, 2004	Year over Year Change

(Dollars in thousands)
Production start-up	$0	$900	$900	N.M.
         Production start-up costs were first incurred in fiscal year 2004 as preparation to replicate plants and production lines began.

Foreign exchange gain (loss)

	Years Ended

	December 27, 2003	December 25, 2004	Year over Year Change

(Dollars in thousands)
Foreign exchange gain (loss)	$0	$116	$116	N.M.
         Foreign exchange gains increased during fiscal year 2004 due to favorable exchange rates between the U.S. Dollar and the Euro. During 2003, we did not have significant transaction volumes in currencies other than the U.S. Dollar.

Interest expense

	Years Ended

	December 27, 2003	December 25, 2004	Year over Year Change

(Dollars in thousands)
Interest expense	$(3,974)	$(100)	$3,874	N.M.
         Interest expense decreased from $3.9 million in fiscal year 2003 to $0.1 million in fiscal year 2004 due to the conversion of outstanding debt into equity in July of 2003. In 2004 we capitalized $0.3 million of interest expense in construction in progress compared to $0.4 million in fiscal year 2003.

Other income (expense)

	Years Ended

	December 27, 2003	December 25, 2004	Year over Year Change

(Dollars in thousands)
Other income (expense)	$38	$(6)	$(44)	N.M.
         Other income represents the interest earned on the company’s bank accounts. No significant changes occurred from fiscal year 2003 to fiscal year 2004.
Liquidity and Capital Resources
         Historically, our principal sources of liquidity have been cash provided by operations, borrowings from JWMA Partners, LLC, or JWMA, and its affiliates, borrowings from Goldman, Sachs & Co., equity contributions from JWMA and borrowings from local governments and other sources to fund plant expansions. As of July 1, 2006, we had $21.4 million in cash and cash equivalents on hand. One of our strategies is to expand our manufacturing capacity by building new manufacturing plants and production lines, such as the German Plant currently under construction and a new manufacturing plant in Asia currently in the planning phase. We expect that a four line manufacturing facility will require a capital expenditure of approximately $140 million to complete. We believe that our current cash and cash equivalents, government grants and low interest debt financings for our German Plant and the proceeds of this offering will be sufficient to meet our working capital and capital expenditures needs for at least the next 12 months. However, if our financial results or operating plans change from our current assumptions, we may not have sufficient resources to support our business plan. As a result, we may be required to engage in one or more debt or equity financings in the future that would result in increased expenses or additional dilution to our stockholders. If we are unable to obtain debt or equity financing on reasonable terms we may be unable to execute our expansion strategy. See “Risk Factors—Risks Relating to Our Business—Our future success depends on our ability to build new manufacturing plants and add production lines in a cost-effective manner, both of which are subject risks and uncertainties”.

Cash Flows

Cash provided by (used in):	Years Ended			Six Months Ended

	Dec 27,	Dec 25,	Dec 31,	June 25,	July, 1
	2003	2004	2005	2005	2006

Operating activities	$(22,228)	$(15,185)	$5,040	$(2,759)	$(9,137)
Investing activities	(15,224)	(7,790)	(43,832)	(15,035)	(69,461)
Financing activities	39,129	22,900	51,663	16,663	83,370
Effect of exchange rates on cash flows	0	(187)	385	307	(98)

Net increase (decrease) in cash and cash equivalents	$1,677	$(262)	$13,256	(824)	$4,674

Operating activities
         Operating activities used cash of $9.1 million in the first six months of 2006 compared to $2.8 million used during the first six months of 2005. The increased usage of $6.3 million was primarily driven by an increase in cash paid to our suppliers and employees as a result of an increase in spending across all functions due to the ramp-up in capacity and production volume and increases in inventory. This increase was partially offset by cash received from our customers as a result of higher net sales, which in turn was offset in part by an increase in accounts receivable.
         Operating activities provided cash of $5.0 million in fiscal year 2005 and used cash of $15.2 million and $22.2 million in fiscal years 2004 and 2003, respectively. The increase of $20.2 million in cash provided by operating activities from fiscal year 2004 to fiscal year 2005 was primarily a result of an increase in cash received from our customers. The cash we received from our customers increased because our net sales increased by $34.5 million from fiscal year 2004 to fiscal year 2005 and our accounts receivable decreased by $3.3 million during the same period. These factors were partially offset by an increase in cash paid to our suppliers and employees as a result of higher production volumes and an increase in inventory.
         From fiscal year 2003 to fiscal year 2004 cash used by operating activities decreased by $7.0 million primarily due to an increase in cash received from our customers resulting from a $10.3 million increase in net sales, in part offset by an increase in accounts receivable of $2.5 million and cash paid to our suppliers and employees relating to an increase in inventory of $2.1 million as a result of a planned inventory build-up to meet anticipated demand. Cash used by operating activities in fiscal year 2003 also included a $3.0 million non-recurring settlement payment.
Investing activities
         Cash used in investing activities was $69.5 million in the first six months of 2006 compared to $15.0 million during the first six months of 2005. The increase of $54.5 million was due to increased capital expenditures for our German Plant and the Ohio Expansion.
         Cash used in investing activities was $43.8 million in fiscal year 2005, $7.8 million in fiscal year 2004 and $15.2 million in fiscal year 2003. Cash used in investing activities in fiscal year 2005 was composed of $42.5 million used to complete our Ohio Expansion, $1.3 million deposited with an insurance company as part of our solar module recycling and reclamation program and $0.1 million used for other capital expenditures. In fiscal year 2004, cash used in investing activities was composed of $7.7 million used to purchase equipment for the Base Plant and $0.1 million used for investments into other long term assets. In fiscal year 2003, cash used in investing activities was composed of $6.2 million used to purchase machinery and equipment for the Base Plant and $8.7 million in cash used to purchase land and a building and $0.4 million used for investments into other long term assets.

Financing activities
         Cash provided by financing activities was $83.4 million in the first six months of 2006 compared to $16.7 million during the first six months of 2005. The increase of $66.7 million was due to proceeds of $10.0 million from a loan from the Estate of John T. Walton, an increase in equity contributions by JWMA of $13.3 million and net proceeds of $73.3 million from the issuance of convertible senior subordinated notes, offset by a $30.0 million loan repayment to the Estate of John T. Walton.
         On February 22, 2006, we issued $74 million aggregate principal amount of convertible senior subordinated notes due 2011 to Goldman, Sachs & Co. On May 10, 2006, Goldman, Sachs & Co. converted all of the convertible senior subordinated notes into shares of common stock and is now a stockholder. See “Principal and Selling Stockholders”.
         Cash generated from financing activities was $51.7 million in fiscal year 2005 as compared to $22.9 million in fiscal year 2004 and $39.1 million in fiscal year 2003. In fiscal year 2005, cash provided by financing activities was primarily the result of a $20.0 million loan from the Estate of John T. Walton, a $15.0 million loan from the Director of Development of the State of Ohio and a $16.7 million cash equity contribution by JWMA. In fiscal year 2004, cash provided by financing activities was primarily a result of a $5.0 million loan from the Director of Development of the State of Ohio and a $17.9 million cash equity contribution by JWMA. In fiscal year 2003, cash provided by financing activities was primarily a result of $21.9 million of loans from JWMA, a $8.7 million loan from Kingston Properties, LLC and a $8.5 million equity contribution from JWMA.

Contractual Obligations
         The following table presents our contractual obligations. Our actual contractual obligations consist of legal commitments as of July 1, 2006, requiring us to make fixed or determinable cash payments, regardless of contractual requirements with the vendor to provide future goods or services. We purchase raw materials for inventory, services and manufacturing equipment from a variety of vendors. During the normal course of business, in order to manage manufacturing lead times and help assure adequate supply, we enter into agreements with suppliers that either allow us to procure goods and services when we choose or that establish purchase requirements.

		Payments Due By Year

		Less than			More than
Contractual Obligations	Total	1 Year	1 - 3 Years	3 - 5 Years	5 Years

	(dollars in thousands)
Long-term debt(1)	$31,784	$498	$8,021	$16,675	$6,590
Capital (Finance) leases	52	7	28	17	—
Operating leases	886	198	441	203	44
Purchase obligations(2)	43,020	42,487	513	20	—
Recycling obligations	1,973	—	—	—	1,973

Total	$77,715	$43,190	$9,003	$16,915	$8,607

(1)	Includes estimated cash interest to be paid over the remaining terms of the debt.

(2)	Purchase obligations are agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed minimum, or variable price provisions and the approximate timing of transactions.

Debt and Credit Sources
         On July 27, 2006, First Solar Manufacturing GmbH, a wholly owned indirect subsidiary of First Solar, Inc., entered into credit facility with a consortium of banks led by IKB Deutsche Industriebank AG under which we can draw up to €102.0 million to fund costs of constructing the German Plant. This credit facility consists of a €53.0 million term loan and a €27.0 million revolving credit facility. This credit facility also consists of a €22.0 million bridge loan, which we can draw upon to fund costs of constructing the German Plant that are incurred prior to receiving funds from the investment incentive financing. We can draw against the term loan, bridge loan and revolving credit facility between the date of the agreement and December 30, 2007, and thereafter, only against the revolving facility through September 30, 2012. Interest is payable at the annual rate of the Euro interbank offered rate (Euribor) plus 1.6% on the term loan, Euribor plus 2.0% on the bridge loan and Euribor plus 1.8% for the revolving credit facility. We may choose to pay interest every three or six months for the term loan and bridge loan, and every one, three or six months for the revolving credit facility, and principal is payable between March 2008 and December 2012. Substantially all of our assets in Germany, including the German Plant under construction, have been pledged as collateral for this credit facility. The credit facility is guaranteed by First Solar Holdings GmbH and First Solar GmbH and First Solar, Inc. has agreed to fund unfavorable project variances. As of August 4, 2006, we had $16.7 million of outstanding borrowings under the credit facility.
         The credit facility contains various financial and operational covenants with which we must comply. During the period of construction of our German Plant, we must meet project timetables and cost projections and must establish all necessary project permits. During and after construction, we must adequately insure the property and the associated business operations. While the credit facility is outstanding, First Solar Manufacturing GmbH, must remain within prescribed debt levels, meet certain debt ratios and hedge its interest rate risk on amounts drawn against the loans. First Solar Manufacturing GmbH must also submit financial reports, operational reports and business plans to the lenders. Our ability to withdraw returns from our intercompany loans and capital investments made in this subsidiary or receive payment for goods or services provided to it by our other entities is limited during the period that the bank credit facility is outstanding.
         On July 26, 2006, we were approved to receive investment incentives of €21.5 million from InvestitionsBank des Landes Brandenburg (the development bank of the German state of Brandenburg), which will be used to partially finance the costs of the construction of our plant in Germany. We also expect our construction project to qualify for up to €23.8 million of investment incentives from the Federal Republic of Germany, depending on the timing of completion of portions of our project and the compliance of the costs with requirements for the incentives. We are not required to repay any funds received under these investment incentive programs.
         On July 26, 2006, we entered into a loan agreement which we amended and restated on August 7, with the Estate of John T. Walton, an affiliate of JWMA, under which we can draw up to $34.0 million. Interest is payable monthly at the annual rate of the commercial prime lending rate and principal payments are due at the earlier of January 18, 2008 or the completion of an initial public offering of our stock. This loan does not have any collateral requirements. A condition of obtaining this loan was to refinance our loan from Kingston Properties, LLC, an affiliate of JWMA. During July 2006, we drew $26.0 million against this loan, of which $8.7 million was used to repay the Kingston Properties, LLC note.
         On July 1, 2005, First Solar US Manufacturing, LLC and First Solar Property, LLC, both wholly owned subsidiaries of First Solar, Inc., entered into a loan agreement with the Director of Development of the State of Ohio for $15.0 million, all of which was outstanding at July 1, 2006. The interest rate on the note is 2% per annum, plus a monthly service fee equal to 0.021%, payable monthly in arrears on the first day of each month. Principal payments commence on December 1, 2006 and end on July 1, 2015, and we may pre-pay the note in whole or in part at any time. The note is secured by a first-priority lien on our land and building in Perrysburg, Ohio and guaranteed by First Solar, Inc. The loan requires us to comply with non-financial covenants that primarily provide information rights to the lender. We did not meet such reporting requirement in a timely manner and received a waiver of non-compliance from the lender on June 6, 2006.
         On December 1, 2003, First Solar US Manufacturing, LLC and First Solar Property, LLC entered into a loan agreement with The Director of the State of Ohio for $5.0 million, all of which was outstanding on July 1, 2006. The interest rate on the note was 0.25% per annum for the first year the loan is outstanding, 1.25% during the second and third years, 2.25% during the fourth and fifth years and 3.25% for the remaining term of the note. In addition, we pay a monthly service fee equal to 0.021%. Interest is payable monthly, on the first day of each month. Principal payments commence on January 1, 2007 and end on December 1, 2009, and we may pre-pay the note in whole or in part at any time after January 1, 2007. The note is secured by a first-priority lien on the machinery and equipment in our Perrysburg, Ohio manufacturing plant and guaranteed by First Solar, Inc. The loan requires us to comply with non-financial covenants that primarily provide information rights to the lender.
         On May 14, 2003, First Solar Property, LLC issued a $8.7 million promissory note due June 1, 2010 to Kingston Properties, LLC. The interest rate of the note is 3.70% per annum. We pre-payed this note in full in July 2006.
         On February 22, 2006, we received $73.3 million from the issuance of $74.0 million of convertible senior subordinated notes, less $0.7 million of issuance costs, to Goldman, Sachs & Co. On May 10, 2006, these notes were converted to 878,651 shares of our common stock.

Off-Balance Sheet Arrangements
         We had no off-balance sheet arrangements as of July 1, 2006.
Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk
         Our international operations accounted for approximately 99.6% of our net sales in fiscal year 2005 and 94.7% of our net sales in fiscal year 2004. In fiscal year 2005 and fiscal year 2004, all of our international sales were denominated in Euros. As a result, we have exposure to foreign exchange risk with respect to almost all of our net sales. Fluctuations in exchange rates, particularly in the U.S. Dollar to Euro exchange rate, affect our gross and net profit margins and could result in foreign exchange and operating losses. Our exposure to foreign exchange risk primarily relates to currency gains and losses from the time we sign and settle our sales contracts. For example, we recently entered into our Long Term Supply Contracts. These contracts obligate us to deliver solar modules at a fixed price in Euros per Watt, and do not adjust for fluctuations in the U.S. Dollar to Euro exchange rate. In 2005, a 10% change in foreign currency exchange rates would have impacted our net sales by $4.8 million.
         In the past, exchange rate fluctuations have had an impact on our business and results of operations. For example, exchange rate fluctuations positively impacted our cash flows by $0.4 million in fiscal year 2005 and negatively impacted our cash flows by $0.2 million in fiscal year 2004. Although we cannot predict the impact of future exchange rate fluctuations on our business or results of operations, we believe that we may have increased risk associated with currency fluctuations in the future. Currently, we do not engage in hedging activities; however, our expenditures denominated in Euros are increasing due to the construction of our German Plant and capital equipment purchases from German suppliers. Most of the German Plant’s operating expenses will be in Euros creating further opportunities for some natural hedge against the currency risk in our net sales. In addition, we may decide to enter into other hedging activities in the future.

Interest Rate Risk
         We are exposed to interest rate risk because many of our end-users depend on debt financing to purchase and install a photovoltaic system. Although the useful life of a photovoltaic system is approximately 25 years, end-users of our solar modules must pay the entire cost of the photovoltaic system at the time of installation. As a result, many of our end-users rely on debt financing to fund the up-front capital expenditure. An increase in interest rates could make it difficult for our end-users to secure the financing necessary to purchase and install a PV system on favorable terms, or at all, and thus lower demand for our solar modules and reduce our net sales. In addition, we believe that a significant percentage of our end-users install photovoltaic systems as an investment, funding the initial capital expenditure through a combination of equity and debt. An increase in interest rates could lower an investor’s return on investment in a photovoltaic system or make alternative investments more attractive relative to photovoltaic systems, which, in each case, could cause these end-users to seek alternative investments that promise higher returns.
         The interest rate on all of our debt at July 1, 2006 was fixed. During July 2006, we entered into the loan agreement with the Estate of John T. Walton, which bears interest at the commercial prime lending rate. Also, during July 2006, we entered into the credit facility, which bears interest at Euribor plus 1.6% for the term loan, Euribor plus 2.0% for the bridge loan and Euribor plus 1.8% for the revolving credit facility.

Commodity Risk
         We are exposed to price risks associated with raw material purchases, most significantly tellurium. Currently, we purchase all of our cadmium telluride in manufactured form from two qualified manufacturers, but we plan to qualify additional manufacturers. We have a three year written contract with one of our two qualified suppliers, which provides for quarterly price adjustments based on the cost of tellurium. We purchase cadmium telluride from our other qualified supplier under quarterly purchase orders. In 2006, we entered into a multi-year tellurium supply contract in order to mitigate potential cost volatility and secure raw material supplies. We acquire the remainder of our raw materials under quarterly or annual purchase orders, at prices based on annual volumes. Because the sale prices of solar modules in our Long Term Supply Contracts do not adjust for raw material price increases and are generally for a longer term than our supply contracts, we may be unable to pass on increases in the cost of our raw materials to our customers.
         In addition, most of our key raw materials are either sole-sourced or sourced by a limited number of third-party suppliers. As a result, the failure of any of our suppliers to perform could disrupt our supply chain and impair our operations. If our existing suppliers fail to perform, we will be required to identify and qualify new suppliers, a process that can take between one and twelve months depending on the raw material. We might be unable to identify new suppliers or qualify their products for use on our production line in a timely basis and on commercially reasonable terms.
Recent Accounting Pronouncements
         In December 2004, the FASB issued SFAS 123 (revised 2004), Share-Based Payments, which revises SFAS 123, supersedes APB 25 and SFAS 148, and amends SFAS 95, Statement of Cash Flows. Generally, the requirements of SFAS 123(R) are similar to those of SFAS 123. However, SFAS 123(R) requires companies to recognize compensation expense for all stock-based payments to employees, including grants of employee stock options, in their statements of operations based on the fair value of the awards. We adopted SFAS 123(R) during the first quarter of the year ended December 31, 2005 using the “modified retrospective” method of transition.
         In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. (SAB) 107, which provides guidance regarding the implementation of SFAS 123(R). In particular, SAB 107 provides guidance regarding calculating assumptions used in stock-based compensation valuation models, the classification of stock-based compensation expense, the capitalization of stock-based compensation costs, the classification of redeemable financial instruments and disclosures in management’s discussion and analysis in filings with the SEC. We have applied (SAB) 107 in our adoption of SFAS 123(R).
         In November 2004, the FASB issued SFAS 151, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and spoilage. SFAS 151 also requires the allocation of fixed production overhead costs based on normal production capacity. We adopted this statement in 2005 and the adoption did not have a material effect on our financial position, results of operations or cash flows.
         In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. APB 29, Accounting for Nonmonetary Transactions, applies the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS 153 amends APB 29 by eliminating the exception to fair value accounting for nonmonetary changes of similar productive assets and replacing it with a general exception to fair value accounting for nonmonetary exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. We will adopt SFAS 153 during 2006 and do not expect this to have a material effect on our financial position, results of operations or cash flows.
         In March 2005, the FASB issued Interpretation No. (FIN) 47, Accounting for Conditional Asset Retirement Obligations. “Conditional” asset retirement obligations are legal obligations to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the entity’s control. FIN 47 clarifies that an entity must record a liability for a conditional asset retirement obligation if the fair value of the obligation can be reasonably estimated and establishes when an entity would have sufficient information to reasonably estimate that fair value. We adopted FIN 47 during 2005, and it did not have a material effect on our financial position, results of operations or cash flows.
         In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, which supersedes APB 20, Accounting Changes, and SFAS 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 changes the method for reporting an accounting change. Under SFAS 154, accounting changes must be retrospectively applied to all prior periods whose financial statements are presented, unless the change in accounting principle is due to a new pronouncement that provides other transition guidance or unless application of the retrospective method is impracticable. Under the retrospective method, companies will no longer present the cumulative effect of a change in accounting principle in their statement of operations for the period of the change. SFAS 154 carries forward unchanged APB 20’s guidance for reporting corrections of errors in previously issued financial statements and for reporting changes in accounting estimates. We will adopt SFAS 154 during 2006 and do not expect this to have a material effect on our financial position, results of operations or cash flows.
         In January 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments. SFAS No. 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 155 also resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. SFAS No. 155 eliminates the exemption from applying SFAS No. 133 to interests in securitized financial assets so that similar instruments are accounted for in the same manner regardless of the form of the instruments. SFAS No. 155 allows a preparer to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement (new basis) event, on an instrument-by-instrument basis. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The fair value election provided for in paragraph 4(c) of SFAS No. 155 may also be applied upon adoption of SFAS No. 155 for hybrid financial instruments that had been bifurcated under paragraph 12 of SFAS No. 133 prior to the adoption of this Statement. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. Provisions of SFAS No. 155 may be applied to instruments that an entity holds at the date of adoption on an instrument-by-instrument basis. Adoption of this standard is not expected to have a material impact on our results of operations and/or equity.
         In February 2006, the FASB issued FSP FAS 123R-4, Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event. The guidance in FSP FAS 123R-4 amends paragraphs 32 and A229 of FASB Statement No. 123R to incorporate the concept articulated in footnote 16 of FAS 123R. That is, a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee’s control does not meet the condition in paragraphs 32 and A229 until it becomes probable that the event will occur. Originally under FAS 123R, a provision in a stock-based payment plan that required an entity to settle outstanding options in cash upon the occurrence of any contingent event required classification and accounting for the share based payment as a liability. This caused an issue under certain awards that require or permit, at the holder’s election, cash settlement of the option or similar instrument upon (a) a change in control or other liquidity event of the entity or (b) death or disability of the holder. With this new FSP, these types of cash settlement features will not require liability accounting so long as the feature can be exercised only upon the occurrence of a contingent event that is outside the employees control (such as an initial public offering) until it becomes probable that event will occur. The guidance in this FSP has been applied upon our adoption of Statement 123(R).
         In July 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes. Tax law is subject to significant and varied interpretation, so an enterprise may be uncertain whether a tax position that it has taken will ultimately be sustained when it files its tax return. FIN 48 establishes a “more-likely-than-not” threshold that must be met before a tax benefit can be recognized in the financial statements and, for those benefits that may be recognized, stipulates that enterprises should recognize the largest amount of the tax benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the taxing authority. FIN 48 also addresses changes in judgments about the realizability of tax benefits, accrual of interest and penalties on unrecognized tax benefits, classification of liabilities for unrecognized tax benefits, and related financial statement disclosures. We will adopt FIN 48 during 2007 and do not expect this to have a material effect on our financial position, results of operations, or cash flows.

INDUSTRY AND MARKET DATA
      This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry and internal company surveys. These sources include Datamonitor, the Energy Information Administration, the International Energy Agency, Photon International, Solarbuzz, Sun & Wind Energy and the World Bank. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Unless otherwise noted, statements as to our market position relative to our competitors are approximated and based on the above-mentioned third-party data and internal analysis and estimates as of the latest available date. Although we believe the industry and market data and statements as to market position to be reliable as of the date of this prospectus, this information could prove inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from sources cited herein.

INDUSTRY
Electric Power Industry
         Global demand for electric power is expected to increase from 14.8 trillion kilowatt hours in 2003 to 27.1 trillion kWh by 2025, according to the Energy Information Administration, or the EIA. To meet this demand, the International Energy Agency, or the IEA, estimates that investments in generation, transmission and distribution of electricity must reach approximately $10 trillion by 2030. According to the IEA, fossil fuels such as coal, oil and natural gas generated over 65% of the world’s electricity in 2002. However, fossil fuels face a number of challenges that will limit their ability to supply the expanding global demand for energy:

•	Limited supply and rising cost of fossil fuels. Limited fossil fuel supply and escalating electricity consumption are causing wholesale electricity prices to increase. For example, from 2000 to 2005, the average cost of all fossil fuels used to generate electricity globally increased by 67%, according to the IEA. The rising cost of fossil fuels has resulted in higher electricity costs for consumers and highlighted the need to develop new technologies for electricity generation.

•	Dependence on energy from foreign regions. Many countries depend on foreign energy for a majority of their domestic energy needs. For example, the World Bank estimates that, in 2003, Italy, Japan and Korea imported over 80% of their energy requirements, Germany and Spain imported over 60% of their energy requirements and the United States imported approximately 28% of its energy requirements. Political and economic instability in some of the leading energy producing regions of the world have induced many countries to explore domestic energy alternatives, including renewable energy, in order to reduce foreign energy dependence.

•	Environmental concerns. Environmental concerns over the by-products of fossil fuels have led to a global search for environmentally friendly solutions to the world’s growing electricity needs. By the end of 2005, approximately 165 countries signed the Kyoto Protocol, agreeing to reduce emissions of carbon dioxide and other gasses by 5.2% from 1990 levels between 2008 and 2012. Many countries have since taken pro-active steps to reduce emissions, such as adopting subsidies to encourage the commercialization of renewable energy.

Renewable Energy Industry
         The same challenges facing fossil fuels are creating a growth opportunity for renewable energy. Renewable energy sources for electric power generation include hydroelectric, biomass, geothermal, wind and solar. Within the renewable energy industry, hydroelectric power currently generates the most electricity. According to the EIA, hydroelectric power accounted for approximately 6.5% of electricity generated in the United States in 2004, compared to just 2.3% for all other sources of renewable energy combined. While hydroelectric power generation currently has the largest installed base within renewable energy, the future growth of hydroelectric power will likely be limited due to environmental concerns and a lack of suitable sites.
         Among renewable sources of electricity, solar energy has the most potential to meet the world’s growing electricity needs. According to the Department of Energy, the sun is the only source of renewable energy that has a large enough resource base to meet a significant portion of the world’s electricity needs. A study commissioned by the Department of Energy estimates that, on average, 120,000 trillion Watts, or TW, of solar energy strike the Earth per year, far exceeding the global electricity consumption rate of 14.3TW in 2002. At a typical latitude for the United States, a net 10% efficient solar energy “farm” covering 1.6% of the U.S. land area could theoretically meet the country’s entire domestic electricity needs. In contrast, the same study estimates that the remaining global, practically exploitable hydroelectric resource is less than 0.5TW, the cumulative energy in all the tides and ocean currents in the world amounts to less than 2TW, the total geothermal energy at the surface of the Earth, integrated over all the land area of all seven continents, is 12TW, of which only a small fraction could be practically extracted, and the total amount of globally extractable wind power is between 2TW and 4TW. Wind is a commercially viable and scalable source of renewable energy, but it also faces environmental challenges and many of the most attractive high wind resource areas have already been developed.

Solar Energy
         Solar electricity is generated using either photovoltaic or solar thermal technology to extract energy from the sun. Photovoltaic electricity generating systems directly convert the sun’s energy into electricity, whereas solar thermal systems heat water or other fluids that are then used as sources of energy. Photovoltaic systems are either grid-connected systems or off-grid systems. Grid-connected systems are connected to the electricity transmission and distribution grid and feed solar electricity into the end-user’s electrical system and/or the grid. Such systems are commonly mounted on the rooftops of buildings, integrated into building facades or installed on the ground using support structures, and range in size from 2-3 kilowatts to multiple megawatts, or MW. Off-grid photovoltaic systems are typically much smaller and are frequently used in remote areas where they may be the only source of electricity for the end-user.
         Photovoltaic systems are currently the most widely used method of transforming sunlight into electricity. Annual installations by the photovoltaic industry grew from 0.3 GW in 2001 to 1.5GW in 2005, representing an average annual growth rate of over 43%. Cumulative installed capacity surpassed 5GW during 2005.
         In 2005, Germany was the world-leader in MW volume of photovoltaic installations with 57%, followed by Japan with 20% and the United States with 7%, according to Solarbuzz. Germany’s and Japan’s historical dominance is attributable to their government incentive programs, which were designed to stimulate market demand for photovoltaic systems. Other European countries have adopted or are adopting similar laws and policies, as are countries in Asia and several states in the United States, including California. The recently announced California Solar Initiative commits $2.9 billion in incentives over 10 years with the goal of supporting installations of 3GW new installed capacity by 2017.
         Solar energy generated through photovoltaic systems has several advantages compared to conventional and other renewable sources of electricity, including the following:

•	Solar energy is distributive. Photovoltaic systems achieve economies of scale at small sizes and are modular, and thus can be installed at or near the sites where the solar electricity is consumed. By contrast, most methods of electricity generation are centrally generated and delivered to consumers over a transmission and distribution grid. As a result, solar generation can mitigate the cost and distribution and transmission constraints often faced by centrally generated energy sources.

•	Solar energy systems require minimal operating expense. Once installed, photovoltaic systems typically require very little maintenance and no fuel, minimizing the operating expense of a photovoltaic system over the 25 year life of key system elements. As a result, the cost of electricity generated by a photovoltaic system is substantially fixed at the time of installation and is subject to minimal increase or volatility over the life of the system. By contrast, other methods of electricity generation require higher amounts of maintenance and replacement costs over the life of the system. In addition, fossil fuel and biomass power plants face volatility in fuel supply and cost. These maintenance, replacement and fuel costs can be unpredictable and cause the cost of electricity generated by these systems to increase over the system’s useful life.

•	Solar modules can be installed at a variety of locations. Photovoltaic systems can generate electricity anywhere sunlight hits the Earth’s surface. By contrast, relatively fewer locations have the natural resources and grid access necessary to support hydroelectric, wind or geothermal electricity generating systems. While power plants using fossil fuels, biomass and nuclear technology are not restricted by natural conditions, their development is often constrained by long lead times for permitting and construction, availability of fuel, infrastructure requirements and environmental concerns.

•	Solar energy generation typically coincides with the times of peak energy demand. Photovoltaic systems generate most of their electricity during the afternoon hours, when the energy from the sun is strongest. In many areas and times of the year, the greatest demand for electricity is also during these same afternoon hours. Consumers can therefore replace peak time conventional electricity, which can be more expensive and less reliable than electricity purchased during non-peak times, with distributed solar electricity.

Challenges Facing the Photovoltaic Industry
         Despite the advantages of solar energy generated through photovoltaic systems, the photovoltaic industry must overcome a number of challenges to grow and achieve widespread commercialization of its products, including the following:

•	Current high cost of solar electricity. Currently, solar electricity is not competitive with conventional sources of electricity on a cost basis without government subsidies. The demand for solar

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modules may decline if government subsidies are reduced or eliminated before solar electricity can compete with conventional sources of electricity on a cost basis. See “Business—Government Subsidies”.

•	Limited availability of semiconductor materials. Solar modules require a semiconductor material to convert solar energy into electricity. Over 94% of the MW volume of solar modules sold in 2005 used crystalline silicon as their semiconductor material, according to Solarbuzz. High demand from the photovoltaic and microelectronics industries has led to a shortage of silicon feedstock, which currently limits the growth of many solar module manufacturers. While manufacturers of silicon feedstock are building new manufacturing plants to increase supply, the construction of such plants is time consuming and requires substantial capital expenditures.

•	Intermittent source of power. Photovoltaic systems require sunlight to generate electricity and are less effective in climates of low sunlight and extreme hot and cold temperatures. As a result, photovoltaic systems generally cannot be used as a sole source of electricity and must be combined with a storage solution (such as a battery) or other source of electricity (such as grid electricity or diesel generation) in order to provide a complete solution to the end-user.

The Cost and Operating Metrics of a Photovoltaic System
         Electricity is generated by photovoltaic systems, which are comprised of solar modules, mounting structures and electrical components. Solar module manufacturers price and sell solar modules per Watt of rated power, which is the rated power under standard test conditions. Power is a rating of a solar module’s capacity to produce electricity and is measured in Watts, where one thousand Watts equals one kilowatt and one thousand equals one MW. Electricity is measured in kilowatt hours, and is the quantity of power produced for a given period of time. For example, a photovoltaic system producing 1 kilowatt of power for three hours generates 3 kilowatt hours of electricity. Retail electricity is generally discussed in terms of kilowatt hours. According to the EIA, in 2001, the average U.S. household consumed approximately 10,600 kilowatt hours of electricity.

Cost of a Photovoltaic System
         The manufacturing cost per Watt of a solar module equals the cost to produce a solar module divided by the module’s number of sellable Watts. Sellable Watts per module is a function of, among other things, the conversion efficiency of the solar module. The conversion efficiency of a solar module is primarily a function of the type of semiconductor material, the device structure and optimization of the manufacturing process. Manufacturers of solar modules are divided into two broad categories based on the type of semiconductor technology they utilize to convert sunlight into electricity: crystalline silicon technology or thin film technology. Crystalline silicon modules generally have higher conversion efficiencies than thin film solar modules. However, crystalline silicon production processes use approximately 100 times more semiconductor material and are more expensive than the best performing thin film production processes. By lowering the cost to produce a solar module, thin film solar modules manufactured in high volume commercial production can have a lower manufacturing cost per Watt than crystalline silicon solar modules, even though crystalline silicon solar modules have higher conversion efficiencies.
         While solar modules are sold based on their rated power, the amount of electricity a solar module can generate and the effective cost of that electricity are also relevant to a purchasing decision. The cost per kilowatt hour of solar electricity can be derived by dividing the solar electricity generated over the life of the photovoltaic system into the total cost of the system. Solar modules, which have a useful life of approximately 25 years, generally represent approximately half of the cost of a photovoltaic system. Mounting structures, equipment and electrical components generally comprise the other half of the cost of a photovoltaic system. In calculating the cost per kilowatt hour of solar electricity, many customers also consider the “time value” of the capital required to purchase and install the system.
         The price of conventional energy varies considerably by region based on, among other things, the cost of producing and importing energy. To become competitive with conventional sources of electricity, the price per kilowatt hour of distributive solar electricity must approach the retail price of conventional electricity displaced by solar electricity in a given region. For solar power to serve as a source of on-grid generation, it must compete with the average wholesale price of electricity in a given region, as well as the price per kilowatt hour of other sources of renewable energy.

Operating Metrics of a Photovoltaic system
         The photovoltaic industry uses a widely accepted set of standard measurement procedures and test conditions for the direct comparison of each solar module. These conditions, called Standard Test Conditions, specify a standard temperature, solar irradiance level and angle of the sun, and are used to determine the power rating and conversion efficiency of each solar module.
         On average, at noon on a cloudless day, sunlight provides about 1 kilowatt of power to each square meter of the Earth’s surface. A solar module operating at a 10% conversion efficiency under these sunlight conditions will provide 100 Watts of direct current power per square meter (kilowatt of sunlight power x 10% conversion efficiency = 100 Watts of solar power). If these sunlight conditions persist for one hour, the solar module will generate 100 Watt hours, or 0.1 kilowatt hour, of solar electricity (100 Watts solar power x 1 hour duration = 0.1 kilowatt hour of solar electricity). Crystalline silicon solar modules in commercial production had average conversion efficiencies of approximately 14% in 2005. Thin film solar modules in high volume commercial production (over 20MW per year) had average conversion efficiencies that ranged from approximately 6% to approximately 9% in 2005. The conversion efficiency of our solar modules averaged approximately 9% in the first quarter of 2006. In order to reach a comparable level of installed power, a photovoltaic system that employs solar modules with relatively lower conversion efficiencies must employ more solar modules than a photovoltaic generation system that uses solar modules with higher conversion efficiencies.
         Under real-world operating conditions, a typical photovoltaic system operates outside of Standard Test Conditions for much of the time. For example, the location and design of a photovoltaic system, time of day and year, temperature and angle of the sun impact the performance of a photovoltaic system, and the conversion efficiencies of solar modules generally reduce when operating outside Standard Test Conditions. In order to determine the solar electricity that a photovoltaic system will generate, it is therefore necessary to understand not only the Standard Test Conditions power rating of a solar module, but also the design of the photovoltaic system, real world conditions under which the system will operate and performance characteristics of the solar modules and electrical components outside Standard Test Conditions.
Photovoltaic Technology
         Historically, crystalline silicon has been the most common semiconductor material used in solar modules. In 2005, 94% of the MW volume of solar modules sold employed crystalline silicon technology, while thin film technology accounted for only 6% the MW volume of solar modules sold. Thin film solar modules generally employ one of three different semiconductor materials to convert solar energy into electricity: cadmium telluride; copper indium gallium diselenide; or amorphous silicon.
         Thin film technology offers several cost and performance advantages over crystalline silicon technology, including the following:

•	Fundamental cost advantage. Thin film technology employs semiconductor materials that are efficient absorbers of energy from the solar spectrum. As a result, thin film technology enables manufacturers to produce solar modules with approximately 1% of the semiconductor material used to produce crystalline silicon solar modules, potentially providing a fundamental material cost advantage. Recent increases in the price of silicon feedstock have heightened the cost advantage opportunity of thin film technology. The price of silicon feedstock increased from $28-$32/kg for 2004 delivery to $45-$50/kg for 2006 delivery, and spot prices have been reported to exceed $100/kg in 2006. Over the same period, the price of cadmium telluride semiconductor material also increased; however, the exposure of cadmium telluride thin film manufacturers to these price increases was limited because of the relatively small amount of semiconductor material they employ to manufacture a solar module.

•	Integrated production process. Certain thin film technologies enable manufacturers to deposit semiconductor materials directly on large inexpensive superstrates with a continuous manufacturing process that increases production throughput over a fixed asset and operating expense base. While many thin film manufacturers can perform all manufacturing steps in a continuous process, few crystalline silicon manufacturers are able to perform every step in the batch manufacturing process employed to construct a crystalline silicon solar module.

•	Superior product performance. Certain types of thin-film solar modules, such as cadmium telluride, generate more electricity across a variety of environments, including high temperature and low light, than crystalline silicon solar modules with the same power rating. Modules that generate more kilowatt hours per rated killowatt under real-world conditions increases the end-users’ return on investment.
         Thin film technology also faces a number of disadvantages relative to crystalline silicon, including the following:

•	Limited operating history. No thin film solar module has been in service for its entire estimated useful life, limiting the data available to validate estimates of the useful life and rate of degradation of thin film solar modules. In contrast, historical operating data validates the useful life and performance of crystalline silicon solar modules. Additionally, few thin film manufacturers have been able to achieve the production throughput rates, yields and product performance necessary to commercialize their solar modules and achieve many of the benefits of thin film technology.

•	Lower conversion efficiency. The average conversion efficiency of thin film solar modules in high volume commercial production (over 20MW per year) currently ranges from 5% to 9%. By comparison, the average conversion efficiency of crystalline silicon solar modules in commercial production is approximately 14%. Because cost per Watt is a function of conversion efficiency and manufacturing cost, low conversion efficiencies could make it difficult for some thin film manufacturers to achieve a low cost per Watt. In addition, the higher conversion efficiencies of crystalline silicon solar modules, even at a higher cost per Watt, could be attractive to end-users who want to generate a certain amount of electricity in a fixed amount of space.

•	Difficulty in customizing solar modules. To build a crystalline silicon solar module, a manufacturer connects a series of independently manufactured photovoltaic cells. As a result, crystalline silicon manufacturers are able to customize the size and shape of their solar modules by connecting a larger or smaller number of photovoltaic cells in a pattern. In contrast, cadmium telluride thin film manufacturers often produce only a single product by depositing the semiconductor material directly on superstrates, and are unable to customize their product. Because crystalline silicon solar modules can be customized and have higher conversion efficiencies, they are currently better suited for distribution in certain residential markets than cadmium telluride thin film solar modules.

Government Subsidies and Incentives
         Many countries in Europe and Asia and several states in the United States have adopted a variety of government subsidies and incentives to allow renewable energy sources to compete with the currently less expensive conventional sources of energy, such as fossil fuels. Government subsidies and incentives generally focus on grid-connected systems and take several forms, including feed-in tariffs, net metering programs, renewable portfolio standards, rebates, tax incentives and low interest loans. See “Business— Government Subsidies”.

BUSINESS
Overview
         We design and manufacture solar modules using a proprietary thin film semiconductor technology that has established us as one of the lowest cost solar module manufacturers in the world. In 2005, our average manufacturing costs were $1.59 per Watt, which we believe is significantly less than those of traditional crystalline silicon solar module manufacturers. By continuing to expand production and improve our technology and manufacturing process, we believe that we can further reduce our manufacturing costs per Watt and improve our cost advantage over traditional crystalline silicon solar modules manufacturers. Our objective is to become, by 2010, the first solar module manufacturer to offer a solar electricity solution that competes on a non-subsidized basis with the price of retail electricity in key markets in the United States, Europe and Asia.
         We manufacture our solar modules on a high-throughput production line and perform all manufacturing steps ourselves in an automated, continuous process. Our solar modules employ a thin layer of cadmium telluride semiconductor material to convert sunlight into electricity. We are the first company to integrate non-silicon thin film technology into high volume low-cost production. In less than three hours, we transform an inexpensive 2ft x 4ft (60cm x 120cm) sheet of glass into a complete solar module, using approximately 1% of the semiconductor material used to produce crystalline silicon solar modules. Our manufacturing process eliminates the multiple supply chain operators and expensive and time consuming batch processing steps that are used to produce a crystalline silicon solar module. Producing low cost solar modules without crystalline silicon has allowed us to grow rapidly to meet market demand during a period of time when silicon feedstock supply shortages and price volatility are limiting the growth of many of our competitors.
         Our net sales grew from $3.2 million in 2003 to $48.1 million in 2005. Strong market demand, a positive customer response to our solar modules and our ability to expand production without raw material constraints present us with the opportunity to expand sales rapidly and increase market share. We recently entered into long-term solar module supply contracts with six European project developers and system integrators, which we expect to generate approximately €1.2 billion ($1.4 billion at an assumed exchanged rate of $1.20/€1.00) in sales from 2006 to 2011, or the Long Term Supply Contracts. These Long Term Supply Contracts contemplate the manufacture and sale of a total of 745 Megawatts, or MW, of solar modules. Under each of our Long Term Supply Contracts, we have a unilateral option, exercisable until December 31, 2006, to increase the sales volumes and extend each contract through 2012. If we exercise our option under each of the six contracts, we expect them to generate approximately €1.9 billion ($2.3 billion at an assumed exchange rate of $1.20/€1.00) in sales from 2006 to 2012 for the manufacture and sale of a total of 1,270MW of solar modules. In addition to supplying these contracted volumes, we are in the process of entering into new customer relationships in Spain and the United States.
         In order to satisfy our contractual requirements and address additional market demand, we are expanding our manufacturing capacity from the existing 25MW at our Ohio plant, or the Base Plant to an aggregate capacity of 175MW by the second half of 2007. We are in the process of adding two production lines to the Base Plant, or the Ohio Expansion, which we expect will increase our annual manufacturing capacity to 75MW by August 2006 and establish First Solar as the largest thin film solar manufacturer in the world. We are also building a four line 100MW manufacturing plant in Germany, or the German Plant. After our German Plant reaches full capacity, estimated for the second half of 2007, we will have an annual manufacturing capacity of 175MW. We are also in the planning stage for a new manufacturing plant in Asia. To complete each new production line, we plan to use a systematic replication process designed to enable us to add production lines rapidly and efficiently and achieve operating metrics in new plants that are comparable to the performance of our Base Plant.
Competitive Strengths
         We believe that we possess a number of competitive strengths that position us to become a leader in the solar energy industry and compete in the broader electric power industry:

•	Cost-per-Watt advantage. Our proprietary thin film semiconductor technology has established us as one of the world’s lowest cost manufacturers of solar modules. In 2005, our average manufacturing costs were $1.59 per Watt, which we believe is significantly less than those of crystalline silicon solar module manufacturers.

Our low manufacturing cost per Watt is derived from our low material, capital and direct labor costs, and enabled us to achieve a gross margin of 35% in 2005. Because our technology is less mature than crystalline silicon technology, we have a substantial opportunity for continued process improvement and cost reduction.

•	Continuous and scalable production process. We manufacture our solar modules on a high-throughput production line where we perform all manufacturing steps, from semiconductor deposition to final assembly and testing, ourselves in an automated, continuous process that turns a sheet of glass into a solar module in less than three hours. Our proprietary thin film semiconductor technology reduces our semiconductor material requirements to approximately 1% of the semiconductor material used to produce crystalline silicon solar modules. We have implemented a number of continuous improvement systems and tools to improve scalability and increase operating leverage.

•	Replicable production facilities. To complete each new production line, we plan to use a systematic replication process designed to enable us to add production lines rapidly and efficiently and achieve operating metrics in new plants that are comparable to the performance of our Base Plant. The Ohio Expansion demonstrated our ability to replicate a single 25MW production line by creating two new 25MW production lines, and will serve as a “standard building block” for building manufacturing lines in Germany and Asia. By expanding production, we believe we can take advantage of economies of scale and accelerate development cycles, enabling further reductions in the price per Watt of our solar modules.

•	Stable supply of raw materials. We are not currently constrained by, and do not foresee a shortage of, cadmium telluride, our most critical semiconductor material. In addition, because of the relatively small amount of semiconductor material we use, we believe our exposure to cadmium telluride price increases is limited. By contrast, Solarbuzz estimates that the current shortage of silicon feedstock will constrain the production of certain crystalline silicon solar module manufacturers until 2008.

•	Pre-sold capacity through Long Term Supply Contracts. Our Long Term Supply Contracts provide us with predictable net sales and will enable us to ramp production and realize economies of scale from capacity expansions quickly, as we utilize and sell most of our production capacity upon the qualification of a new production line. By pre-selling the solar modules to be produced on future production lines, we minimize the customer demand risk of our rapid expansion plans.

•	Favorable system performance. Solar modules usually produce less power than their rated power because of environmental conditions, including variation in the ambient temperature and intensity of sunlight. We believe that in real-world conditions, systems incorporating our solar modules operate more closely to their rated power than systems incorporating crystalline silicon solar modules. Such performance results in more kilowatt hours of electricity per Watt of rated power and increases our end-users’ return on investment, which we believe will result in greater demand for our solar modules.

Strategies
         Our goal is to utilize our proprietary thin film semiconductor technology to create a sustainable market for our solar modules by lowering the price of solar electricity to a level that is competitive with the price of retail electricity on a non-subsidized basis by 2010 in key markets in the United States, Europe and Asia. We intend to pursue the following strategies to attain this goal:

•	Penetrate key markets rapidly. Upon completion of our German Plant and contemplated Asian plant, we expect to become a global fully-integrated solar module manufacturer with substantial production capacity. Our new production lines will enable us to diversify our customer base, gain market share in key solar module markets and reduce our dependence on any individual country’s subsidy programs. In addition, we are in the process of entering into new customer relationships in Spain and the United States, and have allocated a portion of our planned manufacturing capacity to be available for sale in these and other markets. For example, on May 31, 2006 we entered into an agreement to sell 2.5MW of solar power generation kits to the State of California.

•	Further reduce manufacturing cost. We deploy continuous improvement systems and tools to increase the throughput of our production lines and the efficiency of our workforce and reduce our capital intensity and raw material requirements. In addition, by absorbing fixed costs over higher production volumes, we believe we can realize economies of scale and continue to lower our manufacturing cost per Watt. Higher production volumes should also enable volume-based discounts on certain raw material and equipment purchases and provide production and operational experience that translates into improved process and product performance.

•	Increase sellable Watts per module. We are implementing several development programs designed to increase the number of sellable Watts per solar module, which is driven primarily by conversion efficiency. From 2003 to the second quarter of 2006, we increased the average conversion efficiency of our solar modules from approximately 7% to approximately 9%, which increased the rated power of our solar modules from approximately 49 Watts to approximately 62 Watts over the same period.

We expect to continue to increase the conversion efficiency of our solar modules. Our researchers have created small-scale cadmium telluride cells with a conversion efficiency as high as 14.5%. Independent researchers have achieved a 16.5% conversion efficiency in the laboratory with small-scale cadmium telluride cells. Although we would expect some decline in conversion efficiency when producing solar modules in full scale production compared to the individual small-scale cells, we believe significant net increases in efficiency are attainable in our full module production.

•	Enter the mainstream market for electricity. Although we currently sell all of our solar modules into subsidized markets, our goal is to identify, enable and enter non-subsidized markets not currently served by the solar industry. Cost reductions and performance improvements in our solar modules will be critical to realizing this goal. In addition, we believe that our ability to enter the non-subsidized, mainstream market for electricity will require system development and optimization, new system financing options and the development of new market channels. We have formed a dedicated group to identify the requirements of future non-subsidized markets for large scale solar generation (1MW and larger) and to develop the solutions to address them. As part of our development activities, we anticipate providing solutions beyond the solar module, ranging from solar system kits to turnkey financed solar generation projects, in selected market segments. For example, on May 31, 2006 we entered into an agreement to sell 2.5MW of solar generation kits, which include solar modules, mounting systems and electrical interconnection subsystems, to the State of California through the end of 2006. A California authority will then install and operate our proprietary, low cost photovoltaic electricity generating system for commercial and industrial rooftops.
History
         First Solar US Manufacturing, LLC was founded in 1999 to bring an advanced thin film semiconductor process into commercial production through the acquisition of predecessor technology and the initiation of a research, development and production program that allowed us to improve upon the predecessor technology and launch commercial operations in January 2002. In 2003, a previous owner forfeited its equity interests in First Solar US Manufacturing, LLC. Later in 2003, the sole remaining owner formed First Solar Holdings, LLC, and contributed its equity interest in First Solar US Manufacturing, LLC and First Solar Property, LLC to First Solar Holdings, LLC. On February 22, 2006 First Solar Holdings, LLC converted from a Delaware limited liability company to a Delaware corporation and on June 28, 2006 changed its name to First Solar, Inc.
Products

Solar Modules
         Each solar module is approximately 2ft x 4ft (60cm x 120cm) and had an average rated power of approximately 62 Watts at the end of the first quarter of 2006. Our solar module is a single-junction polycrystalline thin film structure that employs cadmium telluride as the absorption layer and cadmium sulfide as the window layer. cadmium telluride has absorption properties that are highly matched to the solar spectrum and has the potential to deliver competitive conversion efficiencies with approximately 1% of the semiconductor material used by traditional crystalline silicon solar modules. Cadmium telluride also performs well in a variety of non-optimal environments, such as low light and hot temperature.

Certifications
         We have participated, or are currently participating, in laboratory and field tests with the National Renewable Energy Laboratory, the Arizona State University Photovoltaic Testing Laboratory, the Fraunhofer Institute for Solar Energy, TÜV Immissionsschutz und Engergiesysteme GmbH and the Institut für Solar Energieversorgungstechnik. Currently, we have approximately 10,000 solar modules installed worldwide at test sites designed to collect data for field performance validation. Using data logging equipment, we also monitor approximately 102,000 solar modules, representing approximately 6MW of installed photovoltaic systems in use by the end-users that have purchased systems using our solar modules. The modules in these monitored systems represent approximately 20% of all solar modules shipped by us from 2002 to 2005.
         We maintain all certifications required to sell solar modules in the markets we serve or expect to serve, including UL 1703, IEC 61646, TÜV Safety Class II and CE.

Solar Module Warranty
         We provide a limited warranty to the original purchasers of our solar modules for five years following delivery for defects in materials and workmanship under normal use and service conditions. We also warrant to the original purchasers of our solar modules that solar modules installed in accordance with agreed-upon specifications will produce at least 90% of their power output rating during the first 10 years following their installation and at least 80% of their power output rating during the following 15 years. These power output ratings are based on a normalization to standard test conditions accepted in the photovoltaic industry and do not represent a warranty of the actual power that will be generated by an end-user’s system. In resolving claims under both the defects and power output warranties, we have the option of either repairing or replacing the covered solar module or, under the power output warranty, providing additional solar modules to remedy the power shortfall. Our warranties may be transferred from the original purchaser of our solar modules to a subsequent purchaser. As of July 1, 2006, our accrued warranty expense amounted to $2.1 million.

Recycling Program
         We believe we are the first company in the photovoltaic industry to implement a reclamation and recycling program for our solar modules. Under the Long Term Supply Contracts and other customer contracts we enter into with project developer and system integrator customers, we agree to enter into a solar module reclamation and recycling agreement with each end-user, and our customers agree to present the solar module reclamation and recycling agreement to the end-user and provide us with contact information for such end-user. If our customers resell our solar modules, we enter into the solar module reclamation and recycling agreement directly with the end-user. Beginning in 2005, we conditioned the enforceability of our product warranties on the end-user entering into the solar module reclamation and recycling agreement to ensure that our end-users enter into the solar module reclamation and recycling agreement.
         After 20 years of service, end-users can return their solar modules to us at no cost. We pre-fund the estimated recycling expense at the time of sale. End-users may return their solar modules before the expiration of the 20 year period if they pay a portion of the cost to recycle their solar modules. In addition to achieving substantial environmental benefits, our solar module recycling program may provide us the opportunity to recuperate certain raw materials and components for reuse in our manufacturing process.
Manufacturing

Manufacturing Process
         We have integrated our manufacturing processes into a single production line with three stages: the “deposition” stage; the “cell definition” stage; and the “assembly and test” stage. Except for operators performing quality control and monitoring functions, the only stage requiring manual processing is the final assembly and test stage. As a result, we employ 20 people per production line for each of our four shifts, or a total of

80 people per production line for 24 hour per day, seven day per week production. The diagram below illustrates the three stages of our production line:
         The deposition process begins with the robotic loading of 2ft x 4ft (60cm x 120cm) sheets of low-cost tin oxide-coated soda lime glass on to the production line where they are cleaned and chamfered to produce the strong, defect free edges necessary for subsequent processing steps. Following cleaning, the glass panels move automatically into a vacuum chamber where they are heated to near the softening point and coated with a layer of cadmium sulfide followed by a layer of cadmium telluride using our proprietary vapor transport deposition technology. Each layer takes less than 45 seconds to deposit, and combined uses approximately 1% of the semiconductor material used in crystalline silicon solar modules. Our ability to deposit the semiconductor materials quickly and uniformly is critical to producing low cost, high quality solar modules. Next, we cool the semiconductor-coated plate rapidly to increase strength. The deposition stage concludes with a re-crystallization step that reduces defects within the crystals and minimizes the recombination that occurs between grain boundaries.
         In our cell definition stage, we utilize a series of lasers to transform the large single semiconductor-coated plate into a series of interconnected cells that deliver the desired current and voltage output. Our proprietary laser scribing technology is capable of accomplishing accurate and complex scribes at high speeds.
         Last, in the assembly and test stage, we apply busbars, EVA laminate, a rear glass cover sheet and termination wires, seal the joint box and then subject each solar module to a solar simulator and current leakage test. The final assembly stage is the only stage in our production line that requires manual processing.
         All of our solar modules are produced at our Perrysburg, Ohio facility, which has received both an ISO 9001-2000 quality system certification and ISO 14001 environmental system certification.

Manufacturing Capacity Expansion
         We are expanding our manufacturing capacity from the existing 25MW at our Base Plant to an aggregate capacity of 175MW by the second half of 2007. Recently, we added two production lines to the Base Plant, which we expect will increase our annual manufacturing capacity to 75MW by August 2006. We are also building a four line 100MW manufacturing plant in Germany. After our German Plant reaches full capacity, estimated for the second half of 2007, we will have an annual manufacturing capacity of 175MW. We are also in the planning stage for a new manufacturing plant in Asia. To complete each new production line, we plan to use a systematic replication process designed to enable us to add production lines rapidly and efficiently and achieve operating metrics in new plants that are comparable to the performance of our Base Plant.

Raw Materials
         Our manufacturing process uses approximately twenty raw materials to construct a complete solar module. Of those raw materials, the following nine are critical to our manufacturing process: TCO coated front glass, cadmium sulfide, cadmium telluride, photo resist, EVA laminate, tempered back glass, cord plate/cord plate cap, lead wire (UL and TÜV) and solar connectors. Before we use these materials in our manufacturing process, a supplier must undergo a qualification process that can last from one to twelve months, depending on the type of raw material. Although we continually evaluate new suppliers and currently are qualifying several new suppliers, most of our critical materials are supplied by only one or two sources.
         The most critical raw material in our production process is cadmium telluride. Currently, we purchase all of our cadmium telluride in manufactured form from two manufacturers. We have a three year written contract with one of our suppliers, that provides for quarterly price adjustments based on the cost of tellurium. We purchase cadmium telluride from our other supplier under quarterly purchase orders. We acquire the remainder of our raw materials under quarterly purchase orders, at prices based on annual volumes. Because the sales prices in our Long Term Customer Contracts do not adjust for raw material price increases and these contracts are for a longer term than our raw material supply contracts, we may be unable to pass on increases in the cost of our raw materials to these customers.
Marketing and Distribution
         We launched the marketing and sale of our solar modules in Germany in 2003 because Germany has attractive feed-in tariffs, a high forecasted growth rate for renewable energy and market segments that we believe our product serves well. Since 2003, our focus has remained on grid-connected photovoltaic systems in Germany because, similar to other solar module manufacturers, we currently cannot compete with conventional sources of electricity on a cost basis unless end-users receive government subsidies. While our goal is to reduce the cost of solar electricity to levels that can compete with fossil fuels and other conventional sources of electricity, we believe that most of our distribution in the immediate future will be for use in grid-connected photovoltaic systems with some form of government subsidies.
         As of July 1, 2006, our direct sales force, customer service and support network consisted of 5 employees in the United States and 2 employees in Europe.
Customers
         Recently we entered into Long Term Supply Contracts for the manufacture and sale of a total of 745MW with our six principal customers: Blitzstrom GmbH, Conergy AG, Gehrlicher Umweltschonende Energiesysteme GmbH, Juwi Solar GmbH, Phönix Sonnenstrom AG and Reinecke + Pohl Sun Energy AG. Our customers are project developers and system integrators and are headquartered in Germany. Under these Long Term Supply Contracts, our customers have committed to purchase and we have committed to sell an annual volume of solar modules at firm prices that reduce each year in connection with the increasing volumes. We expect these contracts will generate approximately €1.2 billion ($1.4 billion at an assumed exchange rate of $1.20/€1.00) of sales from 2006 to 2011. Under each of our Long Term Supply Contracts, we have a unilateral option, exercisable until December 31, 2006, to increase the sales volumes and extend each contract through 2012. If we exercise our option under each of the six contracts, we would expect the contracts will generate approximately €1.9 billion ($2.3 billion at an assumed exchange rate of $1.20/€1.00) in sales from 2006 to 2012 for the manufacture and sale of a total of 1,270MW of solar modules.
         Our largest customer accounted for approximately 45% of our net sales in 2005 and approximately 24% of our net sales in the first quarter of 2006. In the first six months of 2006, the same customer accounted for 22% of our net sales, while two different customers accounted for 23% and 22% of our net sales. We anticipate our dependence on a single customer will be reduced as a result of our Long Term Supply Contracts; however, the loss of any of our major customers could have an adverse effect on our business. As we expand our manufacturing capacity, we anticipate developing additional customer relationships in Germany and in other markets and regions, which will reduce our customer and geographic concentration and dependence.
         Our customers sell turnkey solar systems to end-users that include individual owners of agricultural buildings, owners of commercial warehouses, offices and industrial buildings, public agencies and municipal government authorities that own buildings suitable for solar system deployment, owners of land designated as former agricultural land, waste land or conversion land, such as former military bases or industrial areas, and financial investors that desire to own large scale solar projects.
Government Subsidies
         Countries in Europe and Asia and several states in the United States have adopted a variety of government subsidies to allow renewable sources of electricity to compete with conventional sources of electricity, such as fossil fuels. Government subsidies and incentives generally focus on grid-connected systems and take several forms, including feed-in tariffs, net metering programs, renewable portfolio standards, rebates, tax incentives and low interest loans.
         Under a feed-in tariff subsidy, the government sets prices that regulated utilities are required to pay for renewable electricity generated by end-users. The prices are set above market rates and may be differentiated based on system size or application. Net metering programs enable end-users to sell excess solar electricity to their local utility in exchange for a credit against their utility bills. Net metering programs are usually combined with rebates, and do not provide cash payments if delivered solar electricity exceeds their utility bills. Under a renewable portfolio standard, the government requires regulated utilities to supply a portion of their total electricity in the form of renewable electricity. Some programs further specify that a portion of the renewable energy quota must be from solar electricity.
         Tax incentive programs exist in the United States at both the federal and state level, and can take the form of investment tax credits, accelerated depreciation and property tax exemptions. Several governments also facilitate low interest loans for photovoltaic systems, either through direct lending, credit enhancement or other programs.
         The following table details several government subsidy programs:

Type of
Incentive
Region	Program	Description

Europe

Germany	Feed-in tariff	Solar system operators receive a fixed rate feed-in tariff for 20 years ranging from €0.4060/kWh to €0.5180/kWh in 2006, depending on the size of the system and installation type (e.g., ground mounted or building mounted). For systems installed after 2006, the tariff rate for ground mounted systems is reduced by 6.5% each year and the tariff rates for building facade and roof mounted arrays are reduced by 5% each year.

Spain	Feed-in tariff	Solar system operators receive a feed-in tariff equal to €0.42/kWh in 2006 for the first 25 years of system operation for system sizes up to 100kW. For systems larger than 100kW, the tariff rate is €0.22/kWh. The tariff is indexed to the average electricity reference tariff for electricity generated in Spain, adjusted annually using a 575% multiplier (“Tarifa Media de Referencia” or “TMR”). After 25 years, the tariff reduces to 460% of the TMR. Spain’s tariff program is capped at a cumulative installed capacity of 400MW through 2010.

Italy	Feed-in tariff	Solar system operators receive a feed-in tariff based on the size of the photovoltaic system for 20 years, ranging from €0.445/kWh to €0.490/kWh in 2006, with systems larger than 50kW receiving the highest tariff. Italy’s tariff program is capped at a cumulative installed capacity of 500MW through 2015, with 360MW for systems sized under 50kW and 140MW for systems sized between 50kW and 1MW. For systems installed after 2007, the tariffs will be adjusted annually.

United States

California	Rebate	Under the California Solar Initiative, or CSI, approved by the California Public Utilities Commission in January 2006, solar system operators receive a rebate of $2.50/Watt of solar generation capacity installed, for systems up to a maximum of 1MW. The 2006 funding level for solar rebates is $340 million, with 2007-2011 CPUC program funds approved for a total of $2.9 billion. Solar rebate levels are scheduled to decline by approximately 10% annually under the CSI program starting in 2007.

Type of
Incentive
Region	Program	Description

New Jersey	Rebate; Grants; Low Interest Loans; Renewable Portfolio Standard	The New Jersey Clean Energy Program, or NJCEP, targets 90MW of installed solar generation capacity by 2009 and provides rebates ranging from $4.35/Watt to $2.80/Watt to private sector operators of solar systems in 2006 based on the size of the system, up to a maximum of 700kW. Under the Renewable Energy Project Grants & Financing Program, a 20% grant and long term low interest project financing are offered for projects up to 1MW. The NJCEP program also provides a means for Solar Renewable Energy Certificates to be created, verified and sold to electric suppliers who are required to invest in solar energy purchase under New Jersey’s Renewable Portfolio Standard.

Nevada	Rebate; Renewable Portfolio Standard	The Nevada Solar Generations Program provides rebates of $3.00/Watt for solar systems up to 30kW in size for a maximum solar capacity of 3MW in 2006. The 2005 Nevada Legislature increased Nevada’s Renewable Portfolio Standard to 20% by 2015, and for 2006 not less than 6% of the electricity generated by regulated utilities must come from renewable sources or energy efficiency measures. Of the Renewable Portfolio Standard total, not less than 5% must come from solar renewable energy systems.

Asia

South Korea	Feed-in tariff; Low Interest Loan; Rebate	Solar system operators receive a 15 year feed-in tariff of 716.40 KRW/kWh (approximately $0.74/kWh). The government of South Korea has established a target of 1,300MW of installed solar generation capacity by 2012. The government also offers loans at a 3.50% floating interest rate with a five year grace period and ten year repayment period with a special rebate of 2,100 KRW for the installation of a 3kW solar rooftop system.

         Regulations and policies relating to electricity pricing and interconnection also encourage distributive generation. Photovoltaic systems generate most of their electricity during the afternoon hours when the demand for and cost of electricity is highest. As a result, electricity generated by photovoltaic systems mostly competes with expensive peak hour electricity, rather than the less expensive average price of electricity. Modifications to the peak hour pricing policies of utilities, such as to a flat rate, would require photovoltaic systems to achieve lower prices in order to compete with the price of electricity. In addition, interconnection policies often enable the owner of a photovoltaic system to feed solar electricity into the power grid without interconnection costs or standby fees.
Research and Development
         We continue to devote a substantial amount of resources to research and development with the objective of lowering the per Watt cost of solar electricity generated by photovoltaic systems using our solar modules to a level that competes on a non-subsidized basis with the price of retail electricity in key markets in the United States, Europe and Asia by 2010. To reduce the per Watt cost of electricity generated by photovoltaic systems using our solar modules, we focus our research and development on the following areas:

•	Increase the conversion efficiency of our solar modules. We believe the most promising ways of increasing the conversion efficiency of our solar modules are maximizing the number of photons that reach the absorption layer of the semiconductor material so they can be converted into electrons, maximizing the number of electrons that reach the surface of the cadmium telluride and minimizing the electrical losses between the semiconductor layer and the back metal conductor. We have already developed small-scale solar cells using our technology with conversion efficiencies as high as 14.5%, compared to our module’s average conversion efficiency of approximately 9% achieved in full production in the first six months of 2006.

We believe that our ability to achieve higher module efficiencies is primarily a function of transferring technology that we have demonstrated in the laboratory and in pilot production into high-throughput module production by making incremental improvements to the solar module and the manufacturing process. Our process development activities encompass laboratory level research and development, device modeling, process optimization and the qualification of process improvements in high-throughput production. In the second half of 2006, we plan to add equipment for further process developments at our Perrysburg, Ohio facility. In addition, we reserve a portion of the production capacity of our Base Plant to conduct structured experiments related to our process development.

•	System optimization. We also are working to reduce the cost and optimize the effectiveness of the other components in a photovoltaic system. We maintain a substantial effort to collect and analyze actual field performance data from photovoltaic systems that use our modules. We collect “real time” data from internal test sites totaling approximately 10,000 modules installed in varying climates and applications. We also monitor approximately 102,000 solar modules, representing approximately 6MW of installed photovoltaic systems, in use by the end-users that have purchased photovoltaic systems using our modules. We use the data collected from these sources to correlate field performance to various manufacturing and laboratory level metrics, identify opportunities for module and process improvement and improve the performance of systems that use our modules. In addition, we use this data to enhance predictive models and simulations for the end-users.
         As of July 1, 2006, we had a total of 41 full time employees working on these and related process developmental activities. We intend to qualify process and product improvements for full production on our Ohio Expansion production lines, and then integrate them into our other production lines. Our scientists and engineers will collaborate across all manufacturing plants to drive improvement. We intend to implement, validate and qualify such improvements at the Ohio Expansion before we deploy them to all of our production lines. We believe that this systematic approach to research and development will provide continuous improvements and ensure uniform adoption across our production lines.
         We maintain active collaborations with the National Renewable Energy Laboratory, a division of the U.S. Department of Energy, Brookhaven National Laboratory and several universities. We have invested in excess of $10.0 million into our research and development expenses over the past three years and received $3.2 million of grant funding during that time frame.
Intellectual Property
         We rely primarily on a combination of patents, trademarks and trade secrets, as well as employee and third party confidentiality agreements to safeguard our intellectual property. As of August 1, 2006, in the United States we held 28 patents, which will expire at various times between 2007 and 2023, and had 23 patent applications pending. We also held 15 patents and had 48 patent applications pending in foreign jurisdictions. Our patent applications, and any future patent applications, might not result in a patent being issued with the scope of the claims we seek, or at all, and any patents we may receive may be challenged, invalidated or declared unenforceable. We continually assess appropriate occasions for seeking patent protection for those aspects of our technology, designs and methodologies and processes that we believe provide significant competitive advantages. A majority of our patents relate to our vapor transport deposition process in which semiconductor material is deposited on glass substrates and our laser scribing process of transforming a large semiconductor-coated plate into a series of interconnected cells.
         As of May 1, 2006, we held 2 trademarks, “First Solar” and “First Solar and Design”, in the United States. We have also registered our “First Solar and Design” mark in China, Japan and the European Union, and are seeking registration in India.
         With respect to, among other things, proprietary know-how that is not patentable and processes for which patents are difficult to enforce, we rely on trade secret protection and confidentiality agreements to safeguard our interests. We believe that many elements of our photovoltaic manufacturing process involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We have taken security measures to protect these elements. All of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies they develop during the course of employment with us. We also require our customers and business partners to enter into confidentiality agreements before we disclose any sensitive aspects of our solar cells, technology or business plans.
         We have not been subject to any material intellectual property claims.

Competition
         The solar energy and renewable energy industries are both highly competitive and continually evolving as participants strive to distinguish themselves within their markets and compete within the larger electric power industry. We believe that our main sources of competition are crystalline silicon solar module manufacturers, other thin film solar module manufacturers and companies developing solar thermal and concentrated photovoltaic technologies. Among photovoltaic module and cell manufacturers, the principal methods of competition are price per Watt, production capacity, conversion efficiency and reliability. We believe that we compete favorably with respect to these factors.
         At the end of 2005, the global photovoltaic industry consisted of over 100 manufacturers of photovoltaic cells and solar modules. Within the PV industry, we face competition from crystalline silicon photovoltaic cell solar module manufacturers, including BP Solar, Evergreen Solar, Kyocera, Motech, Q-Cells, Renewable Energy Corporation, Sanyo, Schott Solar, Sharp, SolarWorld, Sunpower and Suntech. We also face competition from thin film solar module manufacturers, including Antec, Kaneka, Mitsubishi Heavy Industries, Shell Solar and United Solar. With the completion of our Ohio Expansion, we have an annual manufacturing capacity of 75MW and are the largest thin film manufacturer in the world. According to Photon International, United Solar and Kaneka are the second and third largest thin film manufacturers, with estimated 2006 manufacturing capacities of 30MW and 29MW, respectively. Our current conversion efficiency of approximately 9% also compares favorably to other thin film manufacturers, according to estimates by Sun & Wind Energy: Antec (6.9%); Kaneka (6.3%); Mitshubishi Heavy Industries (6.3%); Shell Solar (9.3%); and United Solar (6.3%). Finally, our solar module comes in one size measuring 2ft x 4ft (60cm x 120cm). In contrast, some of our thin film competitors, such as United Solar, have developed solar products that are flexible and can be tailored to a customer’s specifications.
         In addition, we expect to compete with future entrants to the photovoltaic industry that offer new technological solutions. We may also face competition from semiconductor manufacturers and semiconductor equipment manufacturers, or their customers, several of which have already announced their intention to start production of photovoltaic cells, solar modules or turnkey production lines. Some of our competitors are larger, have greater financial resources, larger production capacities and greater brand name recognition than we do, and may, as a result, be better positioned to adapt to changes in the industry or the economy as a whole.
         In addition to manufacturers of PV cells and solar modules, we face competition from companies developing solar thermal and concentrated PV technologies.
Environmental
         Our operations include the use, handling, storage, transportation, generation and disposal of hazardous materials. We are subject to various federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the use, management and disposal of hazardous materials and wastes, occupational health and safety and the cleanup of contaminated sites. Thus, we could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions and costs arising from third party property damage or personal injury claims, as a result of violations of or liabilities under environmental laws or non-compliance with environmental permits required at our facilities. We believe we are currently in substantial compliance with applicable environmental requirements and do not expect to incur material capital expenditures for environmental controls in this or the succeeding fiscal year. However, future developments such as more aggressive enforcement policies, the implementation of new, more stringent laws and regulations or the discovery of unknown environmental conditions may require expenditures that could have a material adverse effect on our business, results of operations or financial condition. See “Risk Factors—Risks Relating to Our Business—Environmental obligations and liabilities could have a substantial negative impact on our financial condition, cash flows and profitability”.
Legal Proceedings
         In the ordinary conduct of our business, we are subject to periodic lawsuits, investigations and claims, including, but not limited to, routine employment matters. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any currently pending legal proceeding to which we are a party will have a material adverse effect on our business, results of operations, cash flows or financial condition.

Properties
         Our corporate headquarters are located in Phoenix, Arizona, where we occupy approximately 6,651 square feet under a lease expiring on March 31, 2007. We also own an approximately 431,700 square foot manufacturing facility in Perrysburg, Ohio, which constitutes our Base Plant and Ohio Expansion. In February 2006, we purchased approximately 89,000 square meters of land in Frankfurt (Oder), Germany, which will be the site of our future German manufacturing plant. We also maintain small satellite offices in Mainz, Germany, Berlin, Germany, Brussels, Belgium and Denver, Colorado.
Employees
         On July 1, 2006, we had 548 full-time employees, including 436 in manufacturing, 26 in research and development, 7 in sales and marketing and 79 in general and administrative. Of these full-time employees, 15 are located in Phoenix, Arizona, 514 are located in Perrysburg, Ohio, 12 are located in Mainz, Germany, 2 are located in Berlin, Germany, 2 are located in Brussels, Belgium, 2 are located in Frankfurt (Oder), Germany and 1 is located in Denver, Colorado. None of our employees are represented by labor unions or covered by a collective bargaining agreement. As we expand domestically and internationally, however, we may encounter employees who desire union representation. We believe that relations with our employees are good.

MANAGEMENT
Executive Officers and Directors
         Our executive officers and directors, and their ages and positions upon the expected completion of this offering, are as follows:

Name	Age	Position

Michael J. Ahearn	49	President, Chief Executive Officer, Chairman
George A. (“Chip”) Hambro	43	Chief Operating Officer
Jens Meyerhoff	42	Chief Financial Officer
Kenneth M. Schultz	43	Vice President, Sales & Marketing
Dawn S. Richter	50	Vice President, General Counsel
James F. Nolan	74	Director
Bruce Sohn	45	Director
Michael Sweeney	48	Director
         Michael J. Ahearn has served as the President, CEO and Chairman of First Solar since August 2000. Since 1996, he has been Partner and President of the equity investment firm, JWMA (formerly True North Partners, L.L.C.), the majority stockholder of First Solar. Prior to joining JWMA, Mr. Ahearn practiced law as a partner in the firm of Gallagher & Kennedy. He received both a B.A. in Finance and a J.D. from Arizona State University.
         George A. (“Chip”) Hambro joined First Solar in June 2001 as Vice President of Engineering, was named Vice President and General Manager in February 2003 and assumed the role of Chief Operating Officer in February 2005. Prior to joining First Solar, he held the positions of Vice President of Engineering & Business Development for Goodrich Aerospace from May 1999 to June 2001 and Vice President of Operations for ITT Industries from February 1997 to May 1999. Mr. Hambro graduated from the University of California at Berkeley with a B.A. in Physical Science (Applied Physics).
         Jens Meyerhoff joined First Solar in May 2006 as Chief Financial Officer. Prior to joining First Solar, Mr. Meyerhoff was the Chief Financial Officer of Virage Logic Corporation, a leader in embedded infrastructure intellectual property, from January 2006 to May 2006. Mr. Meyerhoff was employed by FormFactor, Inc., a manufacturer of advanced wafer probe cards, as Chief Operating Officer from April 2004 to July 2005, Senior Vice President of Operations from January 2003 to April 2004 and Chief Financial Officer from August 2000 to March 2005. Prior to joining FormFactor, Inc., Mr. Meyerhoff was the Chief Financial Officer and Senior Vice President of Materials at Siliconix Incorporated, a manufacturer of power and analog semiconductor devices, from March 1998 to August 2000. Mr. Meyerhoff holds a German Wirtschaftsinformatiker degree, which is the equivalent of a Finance and Information Technology degree, from Daimler Benz’ Executive Training Program.
         Kenneth M. Schultz joined First Solar in November 2002 as Vice President of Sales & Marketing. Prior to joining First Solar, he was a Vice President at Intersil Corporation, a high performance analog semiconductor company, where he was responsible for commercializing various communications technologies, from October 2000 to June 2002. Mr. Schultz was Vice President and General Manager at SiCOM, Inc. prior to the acquisition of SiCOM by Intersil Corporation in 2000. He holds a B.S. in electrical engineering from the University of Pittsburgh and received his M.B.A. degree from Robert Morris University.
         Dawn S. Richter joined First Solar in June 2006 as Vice President, General Counsel. Prior to joining First Solar, Ms. Richter was a Shareholder of Winstead Sechrest & Minick, P.C. from January 2003 to June 2006. At Winstead, Ms. Richter was the Chair of the firm’s Energy Practice Group and the Chair of the Corporate & Securities Section of Winstead’s Houston office. Prior to joining Winstead, Ms. Richter was a partner at LeBoeuf, Lamb, Greene & MacRae LLP, an international law firm, where she practiced in the international, energy and corporate sections. Ms. Richter received a B.A. from the State University of New York at Oswego and a J.D. from the University of Houston Law Center.
         James F. Nolan was elected a director of First Solar in February 2003. Mr. Nolan served as the Vice President of Operations with Solar Cells, Inc., the predecessor to First Solar, and was responsible for research, development and manufacturing operations. He designed and built early prototype equipment for First Solar’s pilot manufacturing line and led the team that developed the process for producing large area thin film cadmium telluride solar modules. Mr. Nolan has worked as a part-time consultant for First Solar since November 2000. Mr. Nolan has over 35 years of experience in physics, engineering, research and development, manufacturing and process design with companies such as Westinghouse, Owens Illinois, Glasstech and Photonics Systems. Mr. Nolan holds more than 10 patents in areas of flat panel electronic displays and photovoltaic devices and processes. Mr. Nolan earned his B.S. in Physics from the University of Scranton (Pennsylvania) and a doctorate in Physics from the University of Pittsburgh.
         Bruce Sohn was elected a director of First Solar in July 2003. Mr. Sohn held the position Program Manager for Intel Corporation from June 1999 to October 2001 and has held the position of Fab 11 Plant Manager for Intel Corporation since October 2001. Mr. Sohn serves on the board of the International Symposium on Semiconductor Manufacturing, the University of Texas Pan Am Engineering School, the Texas Christian University MJ Neeley Business School and the New Mexico Museum of Natural History and is a member of the IEEE-Electron Devices Society Manufacturing Technology Committee. He is a guest lecturer at several universities including Massachusetts Institute of Technology and Stanford University. Mr. Sohn holds a degree in Materials Science & Engineering from the Massachusetts Institute of Technology.
         Michael Sweeney was elected a director of First Solar in July 2003. Mr. Sweeney joined Goldner Hawn Johnson & Morrison (GHJM) as a Managing Director in 2000 and was elected Managing Partner in November 2001. He had previously served as President of Starbucks Coffee Company (UK) Ltd. in London and held various operating management and corporate finance roles. After starting his career with Merrill Lynch in New York and Phoenix, he built and sold an investment banking boutique. Subsequently, Mr. Sweeney developed and sold franchise companies in the Blockbuster and Papa John’s systems. Mr. Sweeney serves on the boards of GHJM portfolio companies Transport Corporation of America, Inc. and Vitality Foodservice, Inc. Mr. Sweeney graduated from Swarthmore College.
Board Committees
         Our board of directors is currently comprised of                     directors. We plan to add  independent members to our board of directors prior to the consummation of this offering and                     independent members within one year of the offering. After giving effect to these additions, we expect our board of directors to consist of                     members.
         Our board of directors is not currently classified, nor will it be immediately after the consummation of the offering.
         Upon the consummation of this offering, the standing committees of our board of directors will consist of an audit committee, a compensation committee and a nominating and governance committee.
Audit Committee
         The audit committee will oversee our financial reporting process on behalf of the board of directors and report to the board of directors the results of these activities, including the systems of internal controls established by management and the board of directors, our audit and compliance process and financial reporting. The audit committee, among other duties, will engage the independent registered public accounting firm, pre-approve all audit and non-audit services provided by the independent registered public accounting firm, review with the independent registered public accounting firm the plans and results of the audit engagement, consider the compatibility of any non-audit services provided by the independent registered public accounting firm with the independence of such independent registered public accounting firm and review the independence of the independent registered public accounting firm.                     (Chairman),                     and                     will serve on our audit committee. The board of directors has determined that audit committee members must meet the independence standards for audit committees of companies listed on The Nasdaq Global Market.
         Each member of the audit committee meets the standards for financial knowledge for companies listed on The Nasdaq Global Market. In addition, the board of directors has determined that                     is qualified as an audit committee financial expert within the meaning of SEC regulations.
Nominating and Governance Committee
         The nominating and governance committee will be responsible for identifying and recommending director nominees, recommending directors to serve on our various committees, implementing our corporate governance guidelines and developing self-evaluation methodology to be used by our board of directors and its committees to assess board effectiveness.                      (Chairman),                      and                     will serve on our nominating and governance committee.

Compensation Committee
         The compensation committee will review and recommend compensation and benefit plans for our officers and directors, including non-employee directors, review base salary and incentive compensation for each executive officer, review and approve corporate goals and objectives relevant to our CEO’s compensation, administer our incentive compensation program for key executive and management employees and review and approve employee benefit plans.                      and                     will serve on our compensation committee.
Compensation Committee Interlocks and Insider Participation
         None of the members that will constitute our compensation committee will have been an executive officer or employee of our company during our last completed fiscal year. During our last completed fiscal year, none of our executive officers served as a member of the compensation committee of any entity that has one or more executive officers serving on our compensation committee.
Code of Ethics
         Prior to the consummation of this offering, we will adopt a Code of Business Ethics that will apply to all employees, including our Chief Executive Officer and senior financial officers. These standards will be designed to deter wrongdoing and to promote the honest and ethical conduct of all employees. Excerpts from the Code of Business Ethics, which address the subject areas covered by the SEC’s rules, will be posted on our website: www.firstsolar.com under “                    ”. Any substantive amendment to, or waiver from, any provision of the Code of Business Ethics with respect to any senior executive or financial officer shall be posted on this website. The information contained on our website is not part of this prospectus.
Director Compensation
         Directors receive compensation of $6,250 per board meeting. We also reimburse all directors for reasonable and necessary expenses they incur in performing their duties as directors of our company. Directors who are officers or employees of our company do not receive any additional compensation for serving as directors, except for reimbursement of their expenses in fulfilling their duties.
Executive Compensation
         The following table sets forth information with respect to compensation earned by our Chief Executive Officer and our other executive officers for the period indicated.

					Long-Term
					Compensation
					Awards

	Annual Compensation			Other	Securities
				Annual	Underlying	All Other
Name and Principal Position	Year	Salary ($)	Bonus ($)	Compensation ($)	Options (#)	Compensation ($)

Michael J. Ahearn	2005	400,000	—	—	—	—
President, Chief Executive Officer, Director

George A. (“Chip”) Hambro	2005	275,367	35,000	—	10,000	—
Chief Operating Officer

Robert H. Williams(1)	2005	201,058	30,000	—	—	—
Chief Financial Officer

Kenneth M. Schultz	2005	195,266	30,000	—	—	—
Vice President, Sales & Marketing

(1)	Robert H. Williams served as our Chief Financial Officer from January 2005 through December 2005.

Option/ SAR Grants in the Last Completed Fiscal Year
         The following table sets forth information regarding grants of options to purchase shares of our common stock to our named executive officers during the fiscal year ended December 31, 2005.

Individual Grants

	Number of	Percent of Total
	Securities	Options			Grant Date
	Underlying	Granted to	Exercise		Present
	Options	Employees in	Price	Expiration	Value(1)
Name	Granted	Fiscal Year	($/Share)	Date	($/Share)

Michael J. Ahearn	—	—	—	—	—
George A. (“Chip”) Hambro	10,000	1.8%	$22.00	12/15/2015	$72.86-$74.91
Robert H. Williams(2)	—	—	—	—	—
Kenneth M. Schultz	—	—	—	—	—

(1)	Values per option, calculated using the Black-Scholes-Merton closed-form option valuation model, using an expected volatility of 80%, risk free interest rates ranging from 4.36% to 4.38%, times to exercise ranging from 5.5 to 7.0 years and a 0.00% dividend yield.

(2)	Robert H. Williams served as our Chief Financial Officer from January 2005 through December 2005.

Fiscal Year-End Option Values
         The following table provides information concerning exercisable and unexercisable options held by our named executive officers for the year ended December 31, 2005. There were no option exercises by the named executive officers during the year ended December 31, 2005.

	Number of Securities		Value of Unexercised
	Underlying Unexercised		In-the-Money Options
	Options at Fiscal Year-End		at Fiscal Year-End

Name	Exercisable	Unexercisable	Exercisable(1)	Unexercisable(1)

Michael J. Ahearn	—	—	—	—
George A. (“Chip”) Hambro	150,400	47,600	$11,543,200	$3,630,900
Robert H. Williams(2)	—	—	—	—
Kenneth M. Schultz	112,800	75,200	$8,657,400	$5,810,300

(1)	Aggregate values, calculated using the Black-Scholes-Merton closed-form option valuation model, using an expected volatility of 80%, risk free interest rates ranging from 4.39% to 4.41%, times to exercise ranging from 4.0 to 7.0 years and a 0.00% dividend yield.

(2)	Robert H. Williams served as our Chief Financial Officer from January 2005 through December 2005.

2003 Unit Option Plan
         First Solar adopted the 2003 Unit Option Plan (which we refer to as the “2003 Unit Option Plan” or, in this section, the “Plan”) as an additional means to attract, motivate, retain and reward directors, officers, employees and other eligible persons through the grant of options for high levels of individual performance and the improved financial performance of First Solar. In connection with our conversion from a limited liability company to a corporation on February 22, 2006, we converted each outstanding option to purchase one limited liability membership unit into an option to purchase one share of our common stock, in each case, at the same exercise price and subject to the other terms and conditions of such outstanding option. These equity-based awards are also intended to further align the interests of award recipients and First Solar’s stockholders.
         A total of 1,411,765 shares of First Solar’s common stock is available for awards granted under the Plan. There are currently options to purchase approximately 1,069,251 shares of our common stock outstanding under the Plan at a weighted average exercise price of $15.14 per share, including options held by Messrs. Hambro and Schultz.

         The Plan is administered by a committee of our Board (the “Committee”), which is authorized to, among other things, select the officers and other employees who will receive grants and determine the exercise price and vesting schedule of the options.
         Upon the occurrence of a change of control (as defined in the Plan) or dissolution or liquidation of First Solar, the Committee may, subject to the terms and conditions of the Plan, (i) substitute options awarded under the Plan for options to purchase the appropriate common stock of the entity surviving such merger or consolidation; (ii) exchange options for shares for stock of the surviving entity with a fair market value equal to the excess of the merger consideration attributable to such options over the exercise price; or (iii) declare and provide written notice to each optionee 15 days in advance of such event that each outstanding option previously granted will be cancelled at the time of the event. In the event of cancellation, the Committee may, but will not be obligated to, cause cash payment to be made to such optionees within fifteen days after the event giving rise to such cancellation.
         In the event of any reorganization merger, consolidation, recapitalization, liquidation, reclassification, stock dividend, stock split, combination or exchange of shares, rights offering, extraordinary dividend or divestiture (including a spin-off) or any other change in the corporate structure or capitalization of First Solar, the Committee (or if the Company does not survive such transaction, a comparable committee of the board of managers or directors of the surviving company) may, but will not be obligated to, without the consent of any holder of an option, make such adjustment as it determines in its discretion to appropriate as to (i) the number and kind of securities subject to the Plan and (ii) the number and kind of securities issuable upon exercise of outstanding options and the exercise price of such options.
         Upon the termination of an option holder’s employment, all unvested options will immediately terminate and vested options will generally remain exercisable for a period of 180 days after the date of termination.
         The Board may at any time and for any reason amend, suspend or terminate the Plan; provided, however, that no amendment to the Plan may, without the consent of the holder of the option, adversely alter or impair any option previously granted under the Plan. However, the grant of any option under the Plan does not affect in any way the right or power of First Solar to make adjustments, reclassifications, reorganizations, or changes to its capital structure.
         The Plan will remain in effect until the latest of: (i) the time that such shares subject to it are distributed; (ii) the Plan is terminated by our Board; and (iii) December 1, 2013.
         Options granted under the Plan may not be transferred, except in certain limited circumstances.
Employment/Severance Agreements
         Michael J. Ahearn. We have not entered into an employment agreement or any other severance, change in control or termination agreement with Mr. Michael J. Ahearn. His employment with us is at-will and he receives customary benefits.
         George A. (“Chip”) Hambro. On May 30, 2001, we entered into an employment agreement with Mr. George A. (“Chip”) Hambro. Under the terms of his employment agreement, Mr. Hambro is entitled to an annual base salary of $175,000 (subject to annual review), health and vacation benefits. In addition, Mr. Hambro holds 198,000 options to purchase First Solar common shares pursuant to separate award agreements. The shares issuable pursuant to 188,000 of these options are subject to a put option held by Mr. Hambro, which would allow him to require the Company to repurchase such shares at the imputed transaction value per unit upon the occurrence of a change in control and related termination of employment. Effective January 2, 2006, Mr. Hambro’s annual salary was increased to $300,000. Mr. Hambro is also eligible to receive an annual performance-based bonus equal to an amount between 20% and 40% of his annual base salary. On February 5, 2003, we amended our employment agreement with Mr. Hambro to provide for a severance payment in the event of termination without cause. Subject to certain conditions, Mr. Hambro is entitled to severance pay in the amount of his highest base salary for a period of 24 months following the termination of his employment (less any amounts earned by Mr. Hambro through self-employment or subsequent employment) plus a lump sum payment of $300,000.
         Under the terms of the employment agreement, Mr. Hambro has agreed not to disclose any confidential information concerning our business, including without limitation our confidential designs and processes. In addition, Mr. Hambro has agreed not compete with us or solicit or hire any of our employees during the three year period following the termination of his employment.

         Separately, we entered into a change-of-control agreement with Mr. Hambro on December 8, 2003. Under the terms of the change-of-control agreement, Mr. Hambro has the option to receive a cash payment in the amount of 1.25% of the imputed transaction value if a change of control occurs and his employment is terminated. This payment would be in lieu of any payment or value Mr. Hambro would otherwise be entitled to receive as holder of the 188,000 options and stock received upon exercise of such options subject to the put option described above. Subject to certain conditions, the change-of-control agreement expires on December 31, 2008.
         Robert H. Williams. On November 30, 2005, the Company entered into a termination letter agreement with Mr. Robert H. Williams, whereby Mr. Williams’ employment with First Solar terminated on December 31, 2005. Under the terms of the termination letter agreement, Mr. Williams provided transition services as an independent contractor from January 1, 2006 to February 28, 2006 for which the Company compensated him based on his base salary prior to termination. In addition, the Company agreed to pay Mr. Williams a lump sum payment of $205,000 by February 28, 2006 and to continue to pay Mr. Williams’ medical insurance through August 31, 2006, provided he is not insured through another program.
         Kenneth M. Schultz. On November 1, 2002, we entered into an employment agreement with Mr. Kenneth M. Schultz. Under the terms of his employment contract, Mr. Schultz is entitled to receive an annual base salary of $175,000 (subject to annual review), health and vacation benefits. If Mr. Schultz elects to forego medical benefits, his base salary will be increased an additional $7,500. In addition, Mr. Schultz holds 188,000 options to purchase First Solar common shares pursuant to a separate award agreement, which provides that upon certain specified events, including a change of control (as defined in the award agreement) and related termination of employment, the shares issuable pursuant to such options will be subject to a put option held by Mr. Schultz, which would allow him to require the Company to repurchase such shares at the imputed transaction value per unit. Effective January 2, 2006, Mr. Schultz’s annual salary was increased to $240,000. Mr. Schultz is also eligible for an annual performance-based bonus. The employment agreement provides for a severance payment in an amount equal to one year of his annual base salary in the event Mr. Schultz is terminated for any reason other than cause or if Mr. Schultz terminates his employment for good reason.
         Under the terms of the employment agreement, Mr. Schultz has agreed not to disclose any confidential information concerning our business, including without limitation our confidential designs and processes. In addition, Mr. Schultz has agreed not compete with us or solicit or hire any of our employees during the period of one year following the termination of his employment. If we default on any severance payments owed to Mr. Schultz under the terms of the agreement and fail to cure such default upon five days written notice specifying such default, the obligation of Mr. Schultz not to compete with us expires.
         Separately, we entered into a change-of-control agreement with Mr. Schultz on December 8, 2003. Under the terms of the change-of-control agreement, Mr. Schultz has the option to receive a cash payment in the amount of 1.25% of the imputed transaction value if a change of control occurs and his employment is terminated. This payment would be in lieu of any payment or value Mr. Schultz would otherwise be entitled to receive as holder of the options, and stock received upon exercise of such options, described above. Subject to certain conditions, the change-of-control agreement expires on December 31, 2008.

PRINCIPAL AND SELLING STOCKHOLDERS
         The following table shows information regarding the beneficial ownership of our common stock as of May 31, 2006, as adjusted to give effect to this offering by:

•	each person or group who is known by us to own beneficially more than 5% of our common stock;

•	each member of our board of directors and each of our named executive officers; and

•	all members of our board of directors and our executive officers as a group.
         Currently, JWMA Partners, LLC, or JWMA, is the beneficial owner of 10,686,045 shares of our common stock, representing 92.32% of our shares of common stock prior to this offering. The Estate of John T. Walton, JCL Holdings, LLC and Michael J. Ahearn are the significant members of JWMA. Immediately prior to the consummation of this offering, the members of JWMA will dissolve JMWA and become direct stockholders of First Solar, Inc. JWMA will dissolve pursuant to a formula, which includes the valuation of First Solar, Inc. stock based on the public offering price per share, on the dissolution date. The following table assumes that the shares are sold at an initial public offering price of $           per share, which is the mid-point of the range set forth on the cover of this prospectus, and that the members of JWMA dissolve JWMA on                     , 2006. Assuming the date of dissolution remains the same, a $1.00 increase (decrease) in the assumed public offering price of $           per share of common stock, the mid-point of the range set forth on the cover of this prospectus, would increase (decrease) the percentage ownership as follows: Estate of John T. Walton      %; JCL Holdings, LLC      %; and Michael J. Ahearn      %.
         Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of the date of this prospectus are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
         Unless otherwise indicated, each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned. Except as indicated below, the address for each stockholder, director or named executive officer is First Solar, Inc., 4050 East Cotton Center Boulevard, Building 6, Suite 68, Phoenix, Arizona 85040.
         This table assumes 11,574,696 shares of common stock outstanding as of July 31, 2006, assuming no exercise of outstanding options.

					Shares Beneficially		Shares Beneficially
				Shares	Owned After this		Owned After this
				to be	Offering, Assuming		Offering, Assuming
	Shares Beneficially			Sold in	No Exercise of the		Full Exercise of the
	Owned Prior to this			this	Over-Allotment		Over-Allotment
	Offering			Offering	Option		Option

	Number	Percent		Number	Number	Percent	Number	Percent
Name of Beneficial Owner
Beneficial Owners of 5% or More
Estate of John T. Walton(1)			%
JCL Holdings, LLC(2)			%	—
Michael J. Ahearn			%
Goldman, Sachs & Co.(3)	878,651	7.59%		—

Directors and Named Executive Officers
Michael J. Ahearn			%
George A. (“Chip”) Hambro(4)	198,000		%	—
Robert H. Williams(5)	—	—		—
Kenneth M. Schultz(6)	188,000		%	—
James F. Nolan(7)	15,000		*	—
Bruce Sohn(8)	20,000		*	—
Michael Sweeney(9)	20,000		*	—
All Directors and Executive Officers as a group (7 persons)(10)			%

*	Less than one percent

(1)	S. Robson Walton, Jim C. Walton and Alice L. Walton share voting and dispositive power with respect to all shares held by JCL Holdings, LLC. The address of the Estate of John T. Walton is P.O. Box 1860, Bentonville, Arkansas 72712.

(2)	JCL Holdings, LLC holds a total of shares for the benefit of John T. Walton’s wife and his decedents. S. Robson Walton, Jim C. Walton and Alice L. Walton share voting and dispositive power with respect to all shares held by JCL Holdings, LLC. The address of JCL Holdings, LLC is P.O. Box 1860, Bentonville, Arkansas 72712.

(3)	On May 10, 2006, Goldman, Sachs & Co. converted all of our convertible senior subordinated notes into 878,651 shares of our common stock. The address of Goldman, Sachs & Co. is 85 Broad Street, New York, New York 10004.

(4)	Includes 198,000 shares of common stock issuable upon the exercise of stock options.

(5)	Robert H. Williams served as our Chief Financial Officer from January 2005 through December 2005.

(6)	Includes 188,000 shares of common stock issuable upon the exercise of stock options.

(7)	Includes 15,000 shares of common stock issuable upon the exercise of stock options.

(8)	Includes 15,000 shares of common stock issuable upon the exercise of stock options.

(9)	Includes 15,000 shares of common stock issuable upon the exercise of stock options.

(10)	Includes 431,000 shares of common stock issuable upon the exercise of stock options. Does not include shares of common stock issuable upon the exercise of stock options that we plan to grant Directors and Executive Officers upon the consummation of this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
         Related Party Debt
         In 2005, we borrowed $20.0 million from the Estate of John T. Walton, an affiliate of JWMA, under a promissory note, all of which was outstanding at December 31, 2005. During January 2006, we borrowed an additional $10.0 million and subsequently repaid the entire $30.0 million in February 2006. These notes were unsecured, the balance was payable on demand and interest was payable monthly at an annual rate equal to the short term Applicable Federal Rate published by the Internal Revenue Service.
         On July 26, 2006, we entered into a loan agreement which we amended and restated on August 7 with the Estate of John T. Walton, an affiliate of JWMA, under which we can draw up to $34.0 million. Interest is payable monthly at the annual rate of the commercial prime lending rate and principal payments are due at the earlier of January 18, 2008 or the completion of an initial public offering of our stock. This loan does not have any collateral requirements. A condition of obtaining this loan was to refinance our loan from Kingston Properties, LLC, an affiliate of JWMA. During July 2006, we drew $26.0 million against this loan, of which $8.7 million was used to repay the Kingston Properties, LLC note.
         On May 14, 2003, First Solar Property, LLC issued a $8.7 million promissory note due June 1, 2010 to Kingston Properties, LLC, an affiliate of JWMA, all of which was outstanding at July 1, 2006. We repaid the note in its entirety in July 2006 with a portion of the proceeds from borrowings under the revolving loan agreement with the Estate of John T. Walton.
         Related Party Equity Contributions
         JWMA, our current majority shareholder, made cash equity contributions to First Solar, Inc. of $16.7 million and $30.0 million in fiscal year 2005 and the first quarter 2006, respectively.
         Convertible Debt
         On February 22, 2006, we issued $74.0 million in convertible senior subordinated notes due in 2011 to Goldman, Sachs & Co. On May 10, 2006, these notes were converted to 878,651 shares of our common stock. This conversion took place under the terms of a negotiated conversion agreement and not under the conversion terms of the original note purchase agreement.
         Registration Rights
         Our existing equity investors are a party to a stockholders agreement that grants the stockholders of First Solar party thereto certain rights to participate in registered offerings by us of our common stock, or “piggyback” registration rights. In addition, immediately following the completion of this offering, the stockholders agreement provides for customary demand registration rights.
         On February 22, 2006, we entered into a registration rights agreement with Goldman, Sachs & Co. The registration rights agreement provides that, subject to certain lock-up provisions, Goldman has two demand and customary piggyback registration rights. On May 10, 2006, Goldman converted the notes into the common stock of First Solar, Inc.
         Other
         In connection with entering into the credit facility, Michael J. Ahearn, our Chief Executive Officer, provided a €500,000 personal guarantee. We plan to indemnify Mr. Ahearn for the amount of his guarantee.
         In November 2000, we entered into a consulting agreement with James Nolan, a director of the Company. Pursuant to the terms of our agreement, Mr. Nolan provides part-time consulting services for a consulting fee of $7,500 per month plus travel and other expenses.

DESCRIPTION OF CERTAIN INDEBTEDNESS
         The following is a summary of the material provisions of the instruments evidencing our material indebtedness. It does not include all of the provisions of the documents evidencing our material indebtedness, copies of which have been filed as exhibits to our registration statement in connection with this offering.
         Credit Facility
         On July 27, 2006, First Solar Manufacturing GmbH, a wholly owned indirect subsidiary of First Solar, Inc., entered into credit facility with a consortium of banks led by IKB Deutsche Industriebank AG under which we can draw up to €102.0 million to fund costs of constructing the German Plant. This credit facility consists of a €53.0 million term loan and a €27.0 million revolving credit facility. This credit facility also consists of a €22.0 million bridge loan, which we can draw upon to fund costs of constructing the German Plant that are incurred prior to receiving funds from the investment incentive financing. We can draw against the term loan, bridge loan and revolving credit facility between the date of the agreement and December 30, 2007, and thereafter, only against the revolving facility through September 30, 2012. Interest is payable at the annual rate of the Euro interbank offered rate (Euribor) plus 1.6% on the term loan, Euribor plus 2.0% on the bridge loan and Euribor plus 1.8% for the revolving credit facility. We may choose to pay interest every three or six months for the term loan and bridge loan, and every one, three or six months for the revolving credit facility, and principal is payable between March 2008 and December 2012. Substantially all of our assets in Germany, including the German Plant under construction, have been pledged as collateral for this credit facility. The credit facility is guaranteed by First Solar Holdings GmbH and First Solar GmbH and First Solar, Inc. has agreed to fund unfavorable project variances. As of August 4, 2006, we had $16.7 million of outstanding borrowings under the credit facility.
         The credit facility contains various financial and operational covenants with which we must comply. During the period of construction of our German Plant, we must meet project timetables and cost projections and must establish all necessary project permits. During and after construction, we must adequately insure the property and the associated business operations. While the credit facility is outstanding, First Solar Manufacturing GmbH, must remain within prescribed debt levels, meet certain debt ratios and hedge its interest rate risk on amounts drawn against the loans. First Solar Manufacturing GmbH must also submit financial reports, operational reports and business plans to the lenders. Our ability to withdraw returns from our intercompany loans and capital investments made in this subsidiary or receive payment for goods or services provided to it by our other entities is limited during the period that the credit facility is outstanding.
         Revolving Loan Agreement
         On July 26, 2006, we entered into a loan agreement, which we amended and restated on August 7, 2006, with the Estate of John T. Walton, an affiliate of JWMA, under which we can draw up to $34.0 million. Interest is payable monthly at the annual rate of the commercial prime lending rate and principal payments are due at the earlier of January 18, 2008 or the completion of an initial public offering of our stock. This loan does not have any collateral requirements. A condition of obtaining this loan was to refinance our loan from Kingston Properties, LLC, an affiliate of JWMA. During July 2006, we drew $26.0 million against this loan, of which $8.7 million was used to repay the Kingston Properties, LLC note.
         $15,000,000 Loan from the State of Ohio
         On July 1, 2005, First Solar US Manufacturing, LLC and First Solar Property, LLC entered into a loan agreement with the Director of Development of the State of Ohio for $15.0 million, all of which was outstanding at April 1, 2006. The interest rate on the note is 2% per annum, plus a monthly service fee equal to 0.021%, payable monthly in arrears on the first day of each month. Principal payments commence on December 1, 2006 and end on July 1, 2015, and we may pre-pay the loan in whole or in part at any time. The note is secured by a first-priority lien on our land and building in Perrysburg, Ohio and guaranteed by First Solar, Inc.
         $5,000,000 Loan from the State of Ohio
         On December 1, 2003, First Solar US Manufacturing, LLC and First Solar Property, LLC entered into a loan agreement with the Director of Development of the State of Ohio for $5.0 million, all of which was outstanding at April 1, 2006. The interest rate on the note was 0.00% per annum for the first year the loan is outstanding, 1.00% during the second and third years, 2.00% during the fourth and fifth years and 3.00% for the remaining term of the note. In addition, we pay a monthly service fee equal to 0.021%. Interest is payable monthly, on the first day of each month. Principal payments commence on January 1, 2007 and end on December 1, 2009, and we may pre-pay the note in whole or in part at any time after January 1, 2007. The note is secured by a first-priority lien on the machinery and equipment in our Perrysburg, Ohio manufacturing plant and guaranteed by First Solar, Inc.

DESCRIPTION OF CAPITAL STOCK
         The following is a description of the material provisions of our capital stock, as well as other material terms of our amended certificate of incorporation and bylaws as they will be in effect as of the consummation of the offering. This description is only a summary. You should read it together with our amended certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is part.
General
         Upon completion of the offering, our authorized capital stock will consist of                      shares of common stock, par value $0.001 per share, of which                      shares will be issued and outstanding. Currently, we have four stockholders.
Common Stock
         The holders of our common stock are entitled to dividends as our board of directors may declare from time to time at its absolute discretion from funds legally available therefor. See “Dividend Policy”.
         The holders of our common stock are entitled to one vote for each share held of record on any matter to be voted upon by stockholders. Our amended certificate of incorporation does not provide for cumulative voting in connection with the election of directors. Accordingly, upon the dissolution of JWMA Partners, LLC, the Estate of John T. Walton and JCL Holdings, LLC (together, the “Estate”) as a holder of more than 50% of the shares voting, will be able to elect all the directors. There are no preemptive, conversion, redemption or sinking fund provisions applicable to our common stock.
         Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share ratably in all assets remaining after payment to creditors and subject to prior distribution rights of any outstanding shares of preferred stock. All the outstanding shares of common stock are, and the shares offered by us will be, fully paid and non-assessable.
Registration Rights
         Our existing equity investors will have registration rights for their shares of common stock for resale in some circumstances. Our existing equity investors are a party to a stockholders agreement that grants the stockholders of First Solar party thereto certain rights to participate in registered offerings by us of our common stock, or “piggy-back” registration rights. In addition, immediately following the completion of this offering, the stockholders agreement provides for customary demand registration rights.
         On February 22, 2006, in connection with our sale of convertible senior subordinated notes, we entered into a registration rights agreement with the holders of the convertible senior subordinated notes pursuant to which we agreed to provide certain registration rights with respect to the shares of common stock issuable upon conversion of the convertible senior subordinated notes. On May 10, 2006, all convertible senior subordinated notes were converted into shares of our common stock. See “Shares Eligible for Future Sale — Registration Rights”.
Special Meetings of Stockholders
         Our amended certificate of incorporation and bylaws provide that special meetings of the stockholders may be called at any time by either the board of directors or stockholders representing 40% or more of our voting shares for any purpose or purposes.
Anti-Takeover Effects of Various Provisions of Delaware Law and Our Amended Certificate of Incorporation and Bylaws
         Provisions of the Delaware General Corporation Law, or the DGCL could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
         Delaware Anti-Takeover Statute. We will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15 percent or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
         No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our amended certificate of incorporation provides otherwise. Our amended certificate of incorporation does not provide for cumulative voting.
         Limitations on Liability and Indemnification of Officers and Directors. The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our organizational documents include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of our company, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our organizational documents also provide that we must indemnify and advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnitee as may be required under the DGCL. We are also expressly authorized to carry directors’ and officers’ insurance to protect our company, our directors, officers and certain employees for some liabilities.
         The limitation of liability and indemnification provisions in our amended certificate of incorporation and our bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
         Authorized but Unissued Shares. Our authorized but unissued shares of common stock will be available for future issuance without your approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans and as consideration for future acquisitions, investments or other purposes. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
         Amendments to Organizational Documents. The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws. Because the Estate owns more than 50% of our shares, the Estate may amend our organizational documents without your approval and may refuse to amend our organizational documents despite your wishes to the contrary.
Options With Repurchase Rights
         During 2003 and 2005, we issued a total of 386,000 stock options to certain employees that had a provision allowing the employee’s estate or its successors to sell any equity shares obtained as a result of exercising the options back to us at an amount equal to the fair value of the shares upon the death of the optionee.
Listing
         We will apply to list our common stock on The Nasdaq Global Market under the trading symbol “FSLR”.
Transfer Agent and Registrar
         The transfer agent and registrar for our common stock is                     .

SHARES ELIGIBLE FOR FUTURE SALE
         Prior to this offering, there has not been any public market for our common stock, and we cannot predict what effect, if any, market sales of shares or the availability of shares for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity-related securities at a time and price that we deem appropriate.
         Upon completion of this offering,                      shares of our common stock will be outstanding. Of these shares, the shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless held by our “affiliates”, as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 144(k) under the Securities Act, which are summarized below.
         We may issue shares of common stock from time to time for a variety of corporate purposes, including future public offerings to raise additional capital, employee benefit plans and as consideration for future acquisitions, investments or other purposes. In the event any such offering, employee benefit plan, acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares of common stock issued in connection with any such offering, employee benefit plan, acquisition, investment or other transaction.
Lock-Up Agreements
         We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exchangeable or exercisable for any such shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated for a period of 180 days after the date of this prospectus, subject to specified exceptions.
         Our officers, directors, existing stockholders and existing optionholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated for a period of 180 days after the date of this prospectus. The lock-up restriction does not, however, restrict transfers of common stock (or any securities convertible into or exercisable or exchangeable for common stock) to any of the following transferees who agree to be bound in writing by the terms of the “lock-up” and who receive such securities in a transfer not involving a disposition for value: (i) any donee(s) of one or more bona fide gifts of common stock; (ii) any trust for the direct or indirect benefit of the locked-up party or of any familial relation thereof not more remote than first cousin, whether by blood, marriage or adoption; (iii) any beneficiary of the locked-up party pursuant to a will or other testamentary document or applicable laws of descent; (iv) if the locked-up party is an investment fund entity that is a limited partnership, limited liability company or equivalent foreign entity (an “Investment Fund Entity”), to any other Investment Fund Entity under the control of the locked-up party or under the control of the general partner or managing member of the locked-up party; or (v) as a distribution to partners, members or stockholders of the locked-up party.
         The 180-day restricted period described in the two preceding paragraphs will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

         Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated have advised us that they have no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market or our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.
Stockholders Agreement
         Our existing equity investors will have registration rights for their shares of common stock for resale in some circumstances.
Registration Rights
         First Solar entered into a registration rights agreement with Goldman, Sachs & Co., the purchaser of the convertible senior subordinated notes. The registration rights agreement provides that, subject to certain lock-up provisions, Goldman, Sachs & Co. has two demand rights and customary piggyback registration rights upon the completion of this offering. The registration rights and related provisions are transferable with respect to the shares issued upon conversion of the notes on May 10, 2006.
Rule 144
         In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, any person, including an affiliate, who has beneficially owned shares of our common stock for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	one percent of the then-outstanding shares of common stock or approximately shares immediately after this offering; and

•	the average weekly trading volume in the common stock on The Nasdaq Global Market during the four calendar weeks preceding the date on which the notice of the sale is filed with the SEC.

         Sales under Rule 144 are also subject to provisions relating to notice, manner of sale, volume limitations and the availability of current public information about us.
         Following the lock-up period, and assuming the exercise of the underwriters’ option to purchase                      shares is exercised in full, we estimate that approximately                      shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act (other than                      unvested restricted shares held by certain selling stockholders).
Rule 144(k)
         Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
         The following discussion is a general summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to “Non-U.S. Holders”. As used herein, a Non-U.S. Holder means a beneficial owner of our common stock that is neither a U.S. person nor a partnership for U.S. federal income tax purposes, and that will hold shares of our common stock as capital assets. For U.S. federal income tax purposes, a U.S. person includes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other business entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income regardless of source; or

•	a trust that (A) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons, or (B) otherwise has validly elected to be treated as a U.S. domestic trust.
         If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the U.S. federal income tax treatment of the partnership and each partner generally will depend on the status of the partner and the activities of the partnership and the partner. Partnerships acquiring our common stock, and partners in such partnerships, should consult their own tax advisors with respect to the U.S. federal income tax consequences of the ownership and disposition of our common stock.
         This summary does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder’s tax position and does not consider U.S. state and local or non-U.S. tax consequences. It also does not consider Non-U.S. Holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, banks and insurance companies, dealers in securities, holders of our common stock held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, foreign tax-exempt organizations, former U.S. citizens or residents, persons who hold or receive common stock as compensation and persons subject to the alternative minimum tax). This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (“IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis, and different interpretations.
         This summary is included herein as general information only. Accordingly, each prospective Non-U.S. Holder is urged to consult its own tax advisor with respect to the U.S. federal, state, local and non-U.S. income, estate and other tax consequences of owning and disposing of our common stock.
U.S. Trade or Business Income
         For purposes of this discussion, dividend income and gain on the sale or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States and (ii) in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the Non-U.S. Holder complies with applicable certification and disclosure requirements); instead, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as a U.S. person. Any U.S. trade of business income received by a corporate Non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
Dividends
         Distributions of cash or property that we pay will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or, if the

Non-U.S. Holder is eligible, at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the Non-U.S. Holder’s tax basis in our common stock (with a corresponding reduction in such Non-U.S. Holder’s tax basis in our common stock), and thereafter will be treated as capital gain. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN certifying under penalties of perjury its entitlement to benefits under the treaty. Special certification requirements and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals. A Non-U.S. Holder of our common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS on a timely basis. A Non-U.S. Holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty and the filing of a U.S. tax return for claiming a refund of U.S. federal withholding tax.
         The U.S. federal withholding tax does not apply to dividends that are U.S. trade or business income, as defined above, of a Non-U.S. Holder who provides a properly executed IRS Form W-8ECI, certifying under penalties of perjury that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United Sates.
Dispositions of our Common Stock
         A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our common stock unless:

•	the gain is U.S. trade or business income, as defined above;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions; or

•	we are or have been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for our common stock.
         In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” (as defined in the Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are determined to be a USRPHC, the U.S. federal income and withholding taxes relating to interests in USRPHCs nevertheless will not apply to gains derived from the sale or other disposition of our common stock by a Non-U.S. Holder whose shareholdings, actual and constructive, at all times during the applicable period, amount to 5% or less of our common stock, provided that our common stock is regularly traded on an established securities market. We are not currently a USRPHC, and we do not anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC, or that our common stock will be considered regularly traded, when a Non-U.S. Holder sells its shares of our common stock.
Information Reporting and Backup Withholding Requirements
         We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a Non-U.S. Holder of our common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.
         The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not the backup withholding) on the payment unless the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).
         Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, if the Non-U.S. Holder provides the required information to the IRS on a timely basis. Non-U.S. Holders should consult their own tax advisors regarding the filing of a U.S. tax return for claiming a refunded of such backup withholding.

UNDERWRITING
         Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2006, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated are acting as representatives, the following respective numbers of shares of common stock:

Number
Underwriter	of Shares

Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. Incorporated

Total

         The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.
         We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                      additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.
         The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $           per share. The underwriters and selling group members may allow a discount of $           per share on sales to other broker/ dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/ dealers.
         The following table summarizes the compensation we and the selling stockholders will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Underwriting Discounts and Commissions paid by the selling stockholders	$	$	$	$
         The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.
         We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated for a period of 180 days after the date of this prospectus except that we may (i) issue shares of our common stock in the offering; (ii) issue shares of our common stock pursuant to the exercise of options or other equity awards existing on the date of this prospectus; or (iii) file with the SEC one or more registration statements on Form S-8 registering the shares of our common stock issuable under our equity compensation plans in effect on the date of this prospectus, in each case subject to no further transfer during the “lock-up” period. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated waive, in writing, such an extension.

         Our officers, directors, existing stockholders and existing optionholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated waive, in writing, such an extension. The lock-up restriction does not, however, restrict transfers of common stock (or any securities convertible into or exercisable or exchangeable for common stock) to any of the following transferees who agree to be bound in writing by the terms of the “lock-up” and who receive such securities in a transfer not involving a disposition for value: (i) any donee(s) of one or more bona fide gifts of common stock; (ii) any trust for the direct or indirect benefit of the locked-up party or of any familial relation thereof not more remote than first cousin, whether by blood, marriage or adoption; (iii) any beneficiary of the locked-up party pursuant to a will or other testamentary document or applicable laws of descent; (iv) if the locked-up party is an investment fund entity that is a limited partnership, limited liability company or equivalent foreign entity (an “Investment Fund Entity”), to any other Investment Fund Entity under the control of the locked-up party or under the control of the general partner or managing member of the locked-up party; or (v) as a distribution to partners, members or stockholders of the locked-up party.
         Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated have advised us that they have no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market or our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.
         The underwriters have reserved for sale at the initial public offering price up to                      shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.
         We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.
         We will apply to list the shares of common stock on The Nasdaq Global Market under the symbol “FSLR”.
         In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any common stock which is the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State once the prospectus has been approved by the competent authority in such Member State and published and passported in accordance with the Prospectus Directive as implemented in such Member State except that an offer to the public in the Relevant Member State of any Securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:
         (a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;
         (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR43,000,000 and (3) an annual net turnover of more than EUR50,000,000, as shown in its last annual or consolidated accounts;

         (c) by the Managers to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of International Manager for any such offer; or
         (d) in any other circumstances falling within Article 3(2) of the Prospectus Directive.
         For the purposes of this provision, the expression an “offer to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common stock to be offered so as to enable an investor to decide to purchase the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
         The offering has not been notified to the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances) pursuant to Article 18 of the Belgian law of 22 April 2003 on the public offering of securities (the “Law on Public Offerings”) nor has this prospectus been, or will it be, approved by the Belgian Banking, Finance and Insurance Commission pursuant to Article 14 of the Law on Public Offerings. Accordingly, the offering may not be advertised, the common stock may not be offered or sold, and this prospectus nor any other information circular, brochure or similar document may not be distributed, directly or indirectly, to any person in Belgium other than (i) institutional investors referred to in Article 3, 2° of the Belgian Royal Decree of 7 July 1999 on the public character of financial transactions (the “Royal Decree”), acting for their own account or (ii) investors wishing to acquire the common stock for an amount of at least EUR 250,000 (or its equivalent in foreign currencies) per transaction, as specified in Article 3, 1° of the Royal Decree.
         The common stock is offered in Finland solely to investors who are qualified investors. This prospectus has neither been filed with nor approved by the Finnish Financial Supervision Authority and it does not constitute a prospectus under the Prospectus Directive (2003/71/ EC), the Finnish Securities Market Act (495/1989, as amended) or the Finnish Investment Funds Act (48/1999, as amended).
         The common stock which is the object of this prospectus is neither registered for public distribution with the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht - ‘BaFin’) according to the German Investment Act nor listed on a German exchange. No sales prospectus pursuant to the German Securities Prospectus Act or German Sales Prospectus Act or German Investment Act has been filed with the BaFin. Consequently, the common stock must not be distributed within the Federal Republic of Germany by way of a public offer, public advertisement or in any similar manner and this prospectus and any other document relating to the common stock, as well as information or statements contained therein, may not be supplied to the public in the Federal Republic of Germany or used in connection with any offer for subscription of the common stock to the public in the Federal Republic of Germany or any other means of public marketing.
         No offer of shares to the public in Ireland shall be made at any time except:
         (a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;
         (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual turnover of more than €50,000,000 as shown in its last annual or consolidated accounts; or
         (c) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to the Prospectus (Directive 2003/71/EC) Regulations 2005.
         The offering of the common stock has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) (the Italian securities and exchange commission) pursuant to the Italian securities legislation and, accordingly, each Manager represents and agrees that it has not offered, sold or delivered any common stock nor distributed any copies of the prospectus or any other document relating to the common stock, and will not offer, sell or deliver any shares nor distribute any copies of the prospectus or any other document relating to the common stock in the Republic of Italy (“Italy”) in a solicitation to the public at large (sollecitazione all’investimento), and that the common stock in Italy shall only be:
         (i) offered or sold to professional investors (operatori qualificati) as defined in Article 31, second paragraph of CONSOB Regulation No 11522 of 1 July 1998 (the “Regulation No 11522”), as amended; or
         (ii) offered or sold in circumstances where an exemption from the rules governing solicitations to the public at large applies, pursuant to Article 100 of Legislative Decree No 58 of 24 February 1998 (the “Financial Services

Act”) and Article 33, first paragraph, of CONSOB Regulation No 11971 of 14 May 1999 (the “Regulation No 11971”), as amended, and shall in any event be effected in accordance with all relevant Italian securities, tax and exchange control and other applicable laws and regulations.
         Moreover and subject to the foregoing, each Manager represents and agrees that the common stock may not be offered, sold or delivered and neither the prospectus nor any other material relating to the common stock may be distributed or made available in Italy unless such offer, sale or delivery of shares or distribution or availability of copies of the prospectus or any other material relating to the common stock in Italy:
         (i) is in compliance with Article 129 of Legislative Decree No 385 of 1 September 1993 (the “Italian Banking Act”) and the implementing guidelines of the Bank of Italy, pursuant to which the issue or the offer of shares in Italy may need to be followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the securities issued or offered in Italy and their characteristics; and
         (ii) is made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, the Italian Banking Act, the Regulation No 11522, the Regulation No 11971 and other applicable laws and regulations.
         Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.
         The offer of common stock has not been registered with the Portuguese Securities Market Commission (the “CMVM”). Each Manager has represented, warranted and agreed, and each further Manager appointed will be required to represent, warrant and agree that it has not offered or sold, and it will not offer or sell any common stock in Portugal or to residents of Portugal otherwise than in accordance with applicable Portuguese Law.
         No action has been or will be taken that would permit a public offering of any of the common stock in Portugal. Accordingly, no common stock may be offered, sold or delivered except in circumstances that will result in compliance with any applicable laws and regulations. In particular, each Manager has represented, warranted and agreed that no offer has been addressed to more than 200 non-institutional Portuguese investors; no offer has been preceded or followed by promotion or solicitation to unidentified investors, or followed by publication of any promotional material. The offer of common stock is intended for Institutional Investors. Institutional Investors within the meaning of Article 30 of the Securities Code (Código dos Valores Mobiliários) includes credit institutions, investment firms, insurance companies, collective investment institutions and their respective managing companies, pension funds and their respective pension fund-managing companies, other authorised or regulated financial institutions, notably securitisation funds and their respective management companies and all other financial companies, securitisation companies, venture capital companies, venture capital funds and their respective management companies.
         The prospectus in respect of the common stock has not been registered with the Comisión Nacional del Mercado de Valores (the “CNMV”). Accordingly, the common stock may only be offered in Spain to qualified investors under pursuant to and in compliance with Law 24/1988, as amended and Royal Decree 1310/2005.
         Each of the Managers severally represents, warrants and agrees as follows: (1) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the securities in circumstances in which Section 21(1) of FSMA does not apply; and (2) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.
         The underwriters and their respective affiliates may, from time to time, provide various investment banking, financial advisory and lending services for us and our affiliates, for which they will receive customary compensation.
         Prior to this offering, there has been no public market for the common stock. The initial public offering price was determined by negotiations among us, the selling stockholders and the underwriters. Among the factors considered in determining the initial public offering price were the future prospects of our company and our industry in general, sales, earnings and certain other financial and operating information of our company in recent periods, and the price-earnings ratios, comparable sales, market prices of our securities and certain financial and operating information of companies engaged in activities similar to those of our company.
         In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.
These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.
         A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS
Resale Restrictions
         The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.
Representations of Purchasers
         By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.
Further details concerning the legal authority for this information is available on request.
Rights of Action—Ontario Purchasers Only
         Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.
Enforcement of Legal Rights
         All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.
Taxation and Eligibility for Investment
         Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS
         The validity of the securities offered in this prospectus and certain legal matters will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York. Certain legal matters will be passed upon on behalf of the underwriters by Shearman & Sterling LLP, Menlo Park, California.
EXPERTS
         The consolidated financial statements of First Solar, Inc. and subsidiaries as of December 31, 2005 and December 25, 2004 and for each of the three years in the period ended December 31, 2005 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the restatement of the consolidated financial statements of First Solar, Inc. as described in note 16 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
         We have filed a registration statement on Form S-1 with the SEC with respect to this offering. This prospectus, which is part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits and schedules for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits and schedules attached to the registration statement for copies of the actual contract, agreement or other document.
         You may read and copy the registration statement, the related exhibits and schedules without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You may obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The SEC also maintains an Internet site, http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The other information we file with the SEC is not part of the registration statement of which this prospectus forms a part. Our reports and other information that we have filed, or may in the future file, with the SEC are not incorporated by reference into and do not constitute part of this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Consolidated Financial Statements for First Solar, Inc. and Subsidiaries:
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2005, December 25, 2004 and July 1, 2006 (unaudited)	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2005, December 25, 2004 and December 27, 2003 and for the Six Months Ended July 1, 2006 (unaudited) and June 25, 2005 (unaudited)	F-4
Consolidated Statements of Members’/Stockholders’ Equity and Comprehensive Loss for the Years Ended December 31, 2005, December 25, 2004 and December 27, 2003 and for the Six Months Ended July 1, 2006 (unaudited)	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2005, December 25, 2004 and December 27, 2003 and for the Six Months Ended July 1, 2006 (unaudited) and June 25, 2005 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of First Solar, Inc.
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of members’/shareholders’ equity and comprehensive loss present fairly, in all material respects, the financial position of First Solar, Inc. and its subsidiaries at December 31, 2005 and December 25, 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 16 to the consolidated financial statements, the Company restated its 2004 and 2003 financial statements.
As discussed in Note 10 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation in 2005.
PRICEWATERHOUSECOOPERS LLP
Phoenix, Arizona
June 30, 2006

FIRST SOLAR, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2005, December 25, 2004, and July 1, 2006
(in thousands, except share information)

	2004	2005	2006

	(as restated)		(unaudited)
Assets

Current assets:
Cash and cash equivalents	$3,465	$16,721	$21,395
Marketable securities	306	312	314
Accounts receivable, net	4,393	1,098	12,808
Inventories	3,686	6,917	7,898
Prepaid expenses and other current assets	431	1,505	3,107

Total current assets	12,281	26,553	45,522

Property, plant, and equipment, net	29,277	73,778	141,910
Restricted investment	—	1,267	2,918
Other noncurrent assets	207	286	652

Total assets	$41,765	$101,884	$191,002

Liabilities and Members’/ Stockholders’ Equity

Current liabilities:
Accounts payable and accrued expenses	$5,353	$13,771	$20,837
Note payable to a related party	—	20,000	—
Current portion of long-term debt	—	142	1,793

Total current liabilities	5,353	33,913	22,630
Accrued recycling	—	917	1,973
Note payable to a related party	8,700	8,700	8,700
Long-term debt	5,000	19,881	18,240
Other noncurrent liabilities	71	79	54

Total liabilities	19,124	63,490	51,597

Commitments and contingencies
Employee stock options on redeemable shares	—	25,265	26,041
Members’/stockholders’ equity:
Membership equity	165,742	162,307	—
Common stock, $0.001 par value per share; 50,000,000 shares authorized; 11,574,696 shares issued and outstanding at July 1, 2006 (unaudited)	—	—	12
Additional paid-in capital	—	—	270,985
Accumulated deficit	(142,915)	(149,377)	(157,733)
Accumulated other comprehensive income (loss)	(186)	199	100

Total members’/stockholders’ equity	22,641	13,129	113,364

Total liabilities and members’/stockholders’ equity	$41,765	$101,884	$191,002

See accompanying notes to these consolidated financial statements.

FIRST SOLAR, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
For the Years Ended December 31, 2005, December 25, 2004, and December 27, 2003 and
the Six Months Ended July 1, 2006 and June 25, 2005
(in thousands, except per unit/share amounts)

	Years Ended			Six Months Ended

	2003	2004	2005	2005	2006

	(as restated)	(as restated)
				(unaudited)
Net sales	$3,210	$13,522	$48,063	$17,897	$41,485
Cost of sales	11,495	18,851	31,483	11,668	29,113

Gross profit (loss)	(8,285)	(5,329)	16,580	6,229	12,372

Operating expenses:
Research and development	3,841	1,240	2,372	484	3,055
Selling, general, and administrative	11,981	9,312	15,825	5,604	14,005
Production start-up	—	900	3,173	414	6,641

	15,822	11,452	21,370	6,502	23,701

Operating loss	(24,107)	(16,781)	(4,790)	(273)	(11,329)
Foreign currency gain (loss)	—	116	(1,715)	(769)	3,090
Interest expense	(3,974)	(100)	(418)	(66)	(708)
Other income (expense), net	38	(6)	372	43	591

Loss before income taxes	(28,043)	(16,771)	(6,551)	(1,065)	(8,356)
Income tax expense	—	—	—	—	—

Loss before cumulative effect of change in accounting principle	(28,043)	(16,771)	(6,551)	(1,065)	(8,356)
Cumulative effect of change in accounting for share-based compensation	—	—	89	89	—

Net loss	$(28,043)	$(16,771)	$(6,462)	$(976)	$(8,356)

Loss per membership unit/share before cumulative effect of change in accounting principle— basic and diluted	$(3.78)	$(1.88)	$(0.65)	$(0.11)	$(0.77)
Cumulative effect of change in accounting principle—basic and diluted	—	—	0.01	0.01	—

Net loss per membership unit/share—basic and diluted	$(3.78)	$(1.88)	$(0.64)	$(0.10)	$(0.77)

Weighted-average units/shares used to compute net loss per unit/share—basic and diluted	7,428	8,907	10,071	9,842	10,839

See accompanying notes to these consolidated financial statements.

FIRST SOLAR, INC. AND SUBSIDIARIES
Consolidated Statements of Members’/ Stockholders’ Equity and Comprehensive Loss
For the Years Ended December 31, 2005, December 25, 2004, and December 27, 2003
and the Six Months Ended July 1, 2006
(in thousands)

	Membership						Accumulated
	Equity		Common Stock		Additional		Other
					Paid-In	Accumulated	Comprehensive	Total
	Units	Amount	Shares	Amount	Capital	Deficit	Loss	Equity

Balance, December 28, 2002	11,748	$35,098	—	$—	$—	$(79,227)	$—	$(44,129)
Cumulative effect of restatements	—	19,355	—	—	—	(18,854)	—	501

Balance, December 28, 2002, as restated	11,748	54,453	—	—	—	(98,081)	—	(43,628)
Components of comprehensive loss:
Net loss, as restated	—	—	—	—	—	(28,043)	—	(28,043)
Foreign currency translation adjustments, as restated	—	—	—	—	—	—	1	1

Total comprehensive loss								(28,042)

Forfeiture of membership units	(5,656)	—	—	—	—	—	—	—
Repurchase of membership units, as restated	(167)	—	—	—	—	(20)	—	(20)
Transfer of First Solar US Manufacturing, LLC equity to First Solar Holdings, LLC, as restated	—	82,600	—	—	—	—	—	82,600
Cash contributions from owner, as restated	850	8,500	—	—	—	—	—	8,500
Stock-based compensation	—	1,146	—	—	—	—	—	1,146

Balance, December 27, 2003, as restated	6,775	146,699	—	—	—	(126,144)	1	20,556
Components of comprehensive loss:
Net loss, as restated	—	—	—	—	—	(16,771)	—	(16,771)
Foreign currency translation adjustments, as restated	—	—	—	—	—	—	(187)	(187)

Total comprehensive loss, as restated								(16,958)

Cash contributions from owner	1,790	17,900	—	—	—	—	—	17,900
Stock-based compensation	—	1,143	—	—	—	—	—	1,143

Balance, December 25, 2004, as restated	8,565	165,742	—	—	—	(142,915)	(186)	22,641
Components of comprehensive loss:
Net loss	—	—	—	—	—	(6,462)	—	(6,462)
Foreign currency translation adjustments	—	—	—	—	—	—	385	385

Total comprehensive loss								(6,077)

Equity contributions	757	16,663	—	—	—	—	—	16,663
Stock-based compensation	—	5,167	—	—	—	—	—	5,167
Reclassifications to employee stock options on redeemable shares	—	(25,265)	—	—	—	—	—	(25,265)

Balance, December 31, 2005	9,322	162,307	—	—	—	(149,377)	199	13,129
Components of comprehensive loss:
Net loss (unaudited)	—	—	—	—	—	(8,356)	—	(8,356)
Foreign currency translation adjustments (unaudited)	—	—	—	—	—	—	(99)	(99)

Total comprehensive loss (unaudited)								(8,455)

Cash contributions from owner (unaudited)	1,364	30,000	—	—	—	—	—	30,000
Stock issued upon conversion of convertible notes	—	—	879	1	73,999	—	—	74,000
Conversion of membership units into common shares (unaudited)	(10,686)	(192,307)	10,686	11	192,296	—	—	—
Stock-based compensation (unaudited)	—	—	—	—	5,366	—	—	5,366
Stock options exercised (unaudited)	—	—	10	—	100	—	—	100
Reclassifications to employee stock options on redeemable shares (unaudited)	—	—	—	—	(776)	—	—	(776)

Balance, July 1, 2006 (unaudited)	—	$—	11,575	$12	$270,985	$(157,733)	$100	$113,364

See accompanying notes to these consolidated financial statements.

FIRST SOLAR, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2005, December 25, 2004, and December 27, 2003 and
the Six Months Ended July 1, 2006 and June 25, 2005
(in thousands)

	Years Ended			Six Months Ended

	2003	2004	2005	2005	2006

	(as restated)	(as restated)
				(unaudited)
Cash flows from operating activities:
Cash received from customers	$1,504	$11,152	$49,643	$17,028	$31,444
Cash paid to suppliers and employees	(21,123)	(26,516)	(44,674)	(19,769)	(40,790)
Interest paid, net of amounts capitalized	—	(45)	(322)	(58)	(425)
Cash paid for settlement	(3,000)	—	—	—	—
Other	391	224	393	40	634

Net cash provided by (used in) operating activities	(22,228)	(15,185)	5,040	(2,759)	(9,137)

Cash flows from investing activities:
Purchases of property, plant, and equipment	(14,854)	(7,733)	(42,481)	(13,801)	(67,804)
Purchases of restricted investments	—	—	(1,267)	(1,234)	(1,652)
Other investments in long-term assets	(370)	(57)	(84)	—	(5)

Net cash used in investing activities	(15,224)	(7,790)	(43,832)	(15,035)	(69,461)

Cash flows from financing activities:
Proceeds from note payable to a related party	—	—	20,000	—	10,000
Repayment of note payable to a related party	—	—	—	—	(30,000)
Equity contributions	8,500	17,900	16,663	16,663	30,000
Proceeds from stock options exercised	—	—	—	—	100
Proceeds from debt	30,649	5,000	15,000	—	73,260
Repurchase of membership units	(20)	—	—	—	—
Other financing activities	—	—	—	—	10

Net cash provided by financing activities	39,129	22,900	51,663	16,663	83,370

Effect of exchange rate changes on cash and cash equivalents	—	(187)	385	307	(98)

Net increase (decrease) in cash and cash equivalents	1,677	(262)	13,256	(824)	4,674
Cash and cash equivalents, beginning of year	2,050	3,727	3,465	3,465	16,721

Cash and cash equivalents, end of year	$3,727	$3,465	$16,721	$2,641	$21,395

Supplemental disclosure of noncash investing and financing activities:
Property, plant, and equipment acquisitions funded by liabilities	$462	$—	$5,418	$—	$8,476

Non-cash conversion of debt and accrued interest to equity	$82,600	$—	$—	$—	$74,000

See accompanying notes to these consolidated financial statements.

FIRST SOLAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1.	First Solar and Its Business
We design, manufacture, and sell solar electric power modules, which we produce at our plant in Perrysburg, Ohio. First Solar Holdings, LLC was formed as a Delaware limited liability company in May 2003 to act as the holding company for First Solar, LLC, which was formed in 1999 and renamed First Solar US Manufacturing, LLC in the second quarter of 2006, and other subsidiaries formed in 2003 and later. Prior to 2003, our business activities were transacted in the First Solar US Manufacturing, LLC subsidiary. Therefore, the consolidated financial statements prior to May 2003 reflect the accounts of First Solar US Manufacturing, LLC, while the consolidated financial statements for the year ended December 27, 2003 and subsequent years reflect the consolidated accounts of First Solar Holdings, LLC. We believe that the financial statements prior to and after May 2003 are comparable because the holding company was created to facilitate the evolution and expansion of the business being developed by First Solar US Manufacturing, LLC. On February 22, 2006, First Solar Holdings, LLC was incorporated in Delaware as First Solar Holdings, Inc. and, during the first quarter of 2006, was renamed First Solar, Inc. Upon our change in corporate organization on February 22, 2006, our membership units became common stock shares and our unit options became share options on a one-for-one basis. For clarity of presentation, we refer to our ownership interests as “shares” or “stock” in the remainder of these notes to our consolidated financial statements, although prior to February 22, 2006 they were membership units. First Solar, Inc. has wholly owned subsidiaries in Ohio, Arizona, and Germany.
As described in note 16, we have restated our consolidated financial statements as of December 25, 2004 and for the years ended December 27, 2003 and December 25, 2004.

Note 2.	Summary of Significant Accounting Policies
Principles of consolidation. These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of First Solar, Inc. and all of its subsidiaries. We have eliminated all intercompany transactions and balances during consolidation.
Basis of presentation. As shown in the consolidated financial statements, at December 31, 2005, we had a net accumulated deficit of $149.4 million, working capital deficit of $7.4 million, and a history of operating losses. On July 1, 2006, we had a net accumulated deficit of $157.7 million and working capital of $22.9 million.
Fiscal periods. We report the results of our operations using a 52 or 53 week fiscal year, which ends on the Saturday closest to December 31. Fiscal 2005 ended on December 31, 2005 and included 53 weeks; fiscal 2004 ended on December 25, 2004 and included 52 weeks; and fiscal 2003 ended on December 27, 2003 and included 52 weeks. Our fiscal quarters end on the Saturday closest to the end of the applicable calendar quarter. Our second quarter of fiscal 2006 ended on July 1, 2006 and the corresponding quarter in fiscal 2005 ended on June 25, 2005.
Interim financial information. The consolidated interim financial statements included herein as of July 1, 2006, and for the six-month periods ended June 25, 2005 and July 1, 2006 are unaudited and have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. These statements reflect all normal recurring adjustments that, in the opinion of management, are necessary for fair statement of the information contained herein.
Use of estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and the accompanying notes. Significant estimates in these consolidated financial statements include allowances for doubtful accounts receivable, inventory write-downs, estimates of future cash flows and economic useful lives of long-lived assets, asset impairments, certain accrued liabilities, income taxes and tax valuation allowances, accrued warranty expenses, accrued environmental remediation expenses, accrued reclamation and recycling expense, stock-based compensation costs, and fair value estimates. Actual results could differ materially from these estimates under different assumptions and conditions.
Fair value estimates. The fair value of an asset or liability is the amount at which the instrument could be exchanged or settled in a current transaction between willing parties. The carrying values for cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities and other current assets and liabilities approximate their fair values due to their short maturities. The carrying value of the portion of our long term debt with stated interest rates reflects its fair value based on current rates afforded to us on debt with similar maturities and characteristics.
Foreign currency translation. The functional currencies of our foreign subsidiaries are their local currencies. Accordingly, we apply the period end exchange rate to translate their assets and liabilities and the weighted average exchange rate for the period to translate their revenues, expenses, gains, and losses into U.S. dollars. We include the translation adjustments as a separate component of accumulated other comprehensive income (loss) within stockholders’ equity.
Cash and cash equivalents. We consider all highly liquid investments with original or remaining maturities of 90 days or less when purchased to be cash equivalents.
Inventories. We report our inventories at the lower of cost or market. We determine cost on a first-in, first-out basis and include both the costs of acquisition and the costs of manufacturing in our inventory costs. These costs include direct material, direct labor, and fixed and variable indirect manufacturing costs, including depreciation and amortization.
We also regularly review the cost of inventory against its estimated market value and will record a lower of cost or market write-down for inventories that have a cost in excess of estimated market value. For example, we regularly evaluate the quantity and value of our inventory in light of current market conditions and market trends, and record write-downs for any quantities in excess of demand and for any product obsolescence. This evaluation considers historic usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, product merchantability, and other factors. Market conditions are subject to change and actual consumption of our inventory could differ from forecast demand. Our products have a long life cycle and obsolescence has not historically been a significant factor in the valuation of our inventories.
Property, plant, and equipment. We report our property, plant, and equipment at cost, less accumulated depreciation. Cost includes the price paid to acquire or construct the assets, including capitalized interest during the construction period, and any expenditures that substantially add to the value or substantially extend the useful life of an existing asset. We expense repair and maintenance costs when they are incurred.
We compute depreciation expense using the straight-line method over the estimated useful lives of the assets, as presented in the table below. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining term of the lease.

Useful Lives in Years

Buildings	40
Manufacturing machinery and equipment	5 – 7
Furniture, fixtures, computer hardware, and computer software	3 – 5
Leasehold improvements	15
Long-lived assets. We account for our long-lived tangible assets and definite-lived intangible assets in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. As a result, we assess long-lived assets classified as “held and used”, including our property, plant, and equipment, for impairment whenever events or changes in business circumstances arise that may indicate that the carrying amount of the long-lived asset may not be recoverable. These events would include significant current period operating or cash flow losses associated with the use of a long-lived asset or group of assets combined with a history of such losses, significant changes in the manner of use of assets, and significant negative industry or economic trends. We evaluated our long-lived assets for impairment during 2005 and concluded that the carrying values of these assets were recoverable.
Product warranties. We provide a limited warranty to the original purchasers of our solar modules for five years following delivery that the modules will be free from defects in materials and workmanship under normal use and service conditions, and we provide a warranty that the modules will produce at least 90% of their power output rating during the first 10 years following their installation and at least 80% of their power output rating during the following 15 years. In resolving claims under both the defects and power output warranties, we have the option of either repairing or replacing the covered module or, under the power output warranty, providing additional modules to remedy the power shortfall. Our warranties may be transferred from the original purchaser of our modules to a subsequent purchaser. We accrue warranty costs when we recognize sales, using amounts estimated based on our historical experience with warranty claims, our monitoring of field installation sites, and in-house testing.

Environmental remediation liabilities. We record environmental remediation liabilities when environmental assessments and/or remediation efforts are probable and the costs can be reasonably estimated. We estimate these costs based on current laws and regulations, existing technology, and the most likely method of remediation. We do not discount these costs, and we exclude the effects of possible inflation and other economic factors. If our cost estimates result in a range of equally probable amounts, we accrue the lowest amount in the range.
End of life recycling and reclamation. We recognize an expense for the estimated fair value of certain future obligations for reclaiming and recycling the modules that we have sold once they have reached the end of their useful lives. See note 5 for further information about this obligation and how we account for it.
Revenue recognition. We sell our products directly to system integrators and recognize revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred and title and risk of loss has passed to the customer, the sales price is fixed or determinable, and collectibility of the resulting receivable is reasonably assured. In accordance with this policy, we record a trade receivable for the selling price of our product and reduce inventory for the cost of goods sold when delivery occurs in accordance with the terms of the respective sales contracts. We do not offer extended payment terms or rights of return of our sold products.
Shipping and handling costs. Shipping and handling costs are classified as a component of cost of sales. Customer payments of shipping and handling costs are recorded as net sales.
Stock-based compensation. We account for stock-based employee compensation arrangements accordance with SFAS 123 (revised 2004), Share-Based Payments. See “Recent Accounting Pronouncements” below for further information.
We estimated our options’ expected terms, which represent our best estimate of the period of time from the grant date that we expect the options to remain outstanding. Because our stock is not currently publicly traded, we do not have an observable share-price volatility; therefore, we estimated our expected volatility based on that of similar publicly-traded companies and expect to continue to do so until such time as we might have adequate historical data from our own traded share prices.
The stock-based compensation expense that we recognized in our results of operations is based on the number of awards expected to ultimately vest, so the actual award amounts have been reduced for estimated forfeitures. SFAS 123(R) requires us to estimate forfeitures at the time the options are granted and revise those estimates, if necessary, in subsequent periods. We estimated forfeitures based on our historical experience with forfeitures of our options, giving consideration to whether future forfeiture behavior might be expected to differ from past behavior.
We recognize compensation cost for awards with graded vesting schedules on a straight-line basis over the requisite service periods for each separately vesting portion of the awards as if each award was, in substance, multiple awards.
Research and development expense. Research and development costs are incurred during the process of researching and developing new products and enhancing our existing products, technologies, and manufacturing processes and consist primarily of compensation and related costs for personnel, materials, supplies, and equipment depreciation. We expense these costs as incurred until the product has been completed and tested and is ready for commercial manufacturing.
We are party to several research grant contracts with the U.S. federal government under which we receive reimbursement for specified costs incurred with certain of our research projects. We record amounts recoverable through these grants as an offset to research and development expense when the related research and development costs are incurred, which is consistent with the timing of our contractual right to receive the cost reimbursement. We have included grant proceeds of $1.4 million, $1.0 million, and $0.9 million as offsets to research and development expense during 2003, 2004, and 2005, respectively and was $0.2 million (unaudited) for the six months ended July 1, 2006.
Production start-up expense. Production start-up expense consists primarily of salaries and personnel-related costs and the cost of operating a production line before it has been qualified for full production, including the cost of raw materials for solar modules run through the production line during the qualification phase. It also includes all expenses related to the selection of a new site and the related legal and regulatory costs, to the extent we cannot capitalize the expenditure.
Income taxes. First Solar Holdings, LLC was formed as a limited liability company and, accordingly, was not subject to U.S. federal or state income taxes, although certain of its foreign subsidiaries were subject to income taxes in their local jurisdictions. However, upon incorporation as First Solar, Inc. during the first quarter of 2006, the company became subject to U.S. federal and state income taxes.

We account for income taxes using the asset and liability method, in accordance with SFAS 109, Accounting for Income Taxes. Under this method, we recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. We measure deferred tax assets and liabilities using the enacted tax laws expected to apply to taxable income in the years in which we expect those temporary differences to be recovered or settled; we will recognize the effect on deferred tax assets and liabilities of a change in tax laws in the results of our operations during the period that includes the enactment date. We record valuation allowances to reduce deferred tax assets when we determine that it is more likely than not that some or all of the deferred tax assets will not be realized.
We operate in multiple taxing jurisdictions under several legal forms. As a result, we are subject to the jurisdiction of a number of U.S. and non U.S. tax authorities and to tax agreements and treaties among these governments. Our operations in these different jurisdictions are taxed on various bases, including income before taxes calculated in accordance with jurisdictional regulations. Determining our taxable income in any jurisdiction requires the interpretation of the relevant tax laws and regulations and the use of estimates and assumptions about significant future events, including the following: the amount, timing, and character of deductions; permissible revenue recognition methods under the tax law; and the sources and character of income and tax credits. Changes in tax laws, regulations, agreements and treaties, currency exchange restrictions, or our level of operations or profitability in each taxing jurisdiction could have an impact on the amount of income tax assets, liabilities, expenses, and benefits that we record during any given period.
See note 11 for more information about the impact of income taxes on our financial position and results of operations.
Per share data. Basic loss per share is based on the weighted effect of all shares issued and outstanding, and is calculated by dividing net loss by the weighted average number of shares outstanding during the period.
Comprehensive loss. Our comprehensive loss consists of our net loss and the effects on our consolidated financial statements of translating the financial statements of our subsidiaries that operate in foreign currencies. We present our comprehensive loss in a combined consolidated statement of members’/stockholders’ equity and comprehensive loss. Our accumulated other comprehensive income (loss) is presented as a component of equity in our consolidated balance sheet and consists of the cumulative amount of net financial statement translation income that we have incurred since the inception of our business.
Recent accounting pronouncements. In December 2004, the FASB issued SFAS 123 (revised 2004), Share-Based Payments, which revises SFAS 123, supersedes APB 25 and SFAS 148, and amends SFAS 95, Statement of Cash Flows. Generally, the requirements of SFAS 123(R) are similar to those of SFAS 123. However, SFAS 123(R) requires companies to recognize compensation expense for all stock-based payments to employees, including grants of employee stock options, in their statements of operations based on the fair value of the awards. We adopted SFAS 123(R) during the first quarter of the year ended December 31, 2005 using the “modified retrospective” method of transition.
In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. (SAB) 107, which provides guidance regarding the implementation of SFAS 123(R). In particular, SAB 107 provides guidance regarding calculating assumptions used in stock-based compensation valuation models, the classification of stock-based compensation expense, the capitalization of stock-based compensation costs, the classification of redeemable financial instruments and disclosures in management’s discussion and analysis in filings with the SEC. We have applied (SAB) 107 in our adoption of SFAS 123(R).
In November 2004, the FASB issued SFAS 151, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and spoilage. SFAS 151 also requires the allocation of fixed production overhead costs based on normal production capacity. We adopted this statement in 2005 and the adoption did not have a material effect on our financial position, results of operations, or cash flows.
In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. APB 29, Accounting for Nonmonetary Transactions, applies the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS 153 amends APB 29 by eliminating the exception to fair value accounting for nonmonetary changes of similar productive assets and replacing it with a general exception to fair value accounting for nonmonetary exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. We adopted this statement during 2006 and the adoption did not have a material effect on our financial position, results of operations, or cash flows.
In March 2005, the FASB issued Interpretation No. (FIN) 47, Accounting for Conditional Asset Retirement Obligations. “Conditional” asset retirement obligations are legal obligations to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the entity’s control. FIN 47 clarifies that an entity must record a liability for a conditional asset retirement obligation if the fair value of the obligation can be reasonably estimated and establishes when an entity would have sufficient information to reasonably estimate that fair value. We adopted FIN 47 during 2005, and the adoption of this statement did not have a material effect on our financial position, results of operations, or cash flows.
In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, which supersedes APB 20, Accounting Changes, and SFAS 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 changes the method for reporting an accounting change. Under SFAS 154, accounting changes must be retrospectively applied to all prior periods whose financial statements are presented, unless the change in accounting principle is due to a new pronouncement that provides other transition guidance or unless application of the retrospective method is impracticable. Under the retrospective method, companies will no longer present the cumulative effect of a change in accounting principle in their statement of operations for the period of the change. SFAS 154 carries forward unchanged APB 20’s guidance for reporting corrections of errors in previously issued financial statements and for reporting changes in accounting estimates. We adopted this statement during 2006 and the adoption did not have a material effect on our financial position, results of operations, or cash flows.
In January of 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments. SFAS No. 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 155 also resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. SFAS No. 155 eliminates the exemption from applying SFAS No. 133 to interests in securitized financial assets so that similar instruments are accounted for in the same manner regardless of the form of the instruments. SFAS No. 155 allows a preparer to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement (new basis) event, on an instrument-by-instrument basis. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The fair value election provided for in paragraph 4(c) of SFAS No. 155 may also be applied upon adoption of SFAS No. 155 for hybrid financial instruments that had been bifurcated under paragraph 12 of SFAS No. 133 prior to the adoption of this Statement. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. Provisions of SFAS No. 155 may be applied to instruments that an entity holds at the date of adoption on an instrument-by-instrument basis. Adoption of this standard is not expected to have a material impact on our results of operations and/or equity.
In February 2006, the FASB issued FSP FAS 123R-4, Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event. The guidance in FSP FAS 123R-4 amends paragraphs 32 and A229 of FASB Statement No. 123R to incorporate the concept articulated in footnote 16 of FAS 123R. That is, a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employees control does not meet the condition in paragraphs 32 and A229 until it becomes probable that the event will occur. Originally under FAS 123R, a provision in a stock-based payment plan that required an entity to settle outstanding options in cash upon the occurrence of any contingent event required classification and accounting for the share based payment as a liability. This caused an issue under certain awards that require or permit, at the holders election, cash settlement of the option or similar instrument upon (a) a change in control or other liquidity event of the entity or (b) death or disability of the holder. With this new FSP, these types of cash settlement features will not require liability accounting so long as the feature can be exercised only upon the occurrence of a contingent event that is outside the employees control (such as an initial public offering) until it becomes probable that event will occur. The guidance in this FSP has been applied upon our adoption of Statement 123(R).
         In July 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes. Tax law is subject to significant and varied interpretation, so an enterprise may be uncertain whether a tax position that it has taken will ultimately be sustained when it files its tax return. FIN 48 establishes a “more-likely-than-not” threshold that must be met before a tax benefit can be recognized in the financial statements and, for those benefits that may be recognized, stipulates that enterprises should recognize the largest amount of the tax benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the taxing authority. FIN 48 also addresses changes in judgments about the realizability of tax benefits, accrual of interest and penalties on unrecognized tax benefits, classification of liabilities for unrecognized tax benefits, and related financial statement disclosures. We will adopt FIN 48 during 2007 and do not expect this to have a material effect on our financial position, results of operations, or cash flows.
Note 3. Consolidated Balance Sheet Details
Accounts receivable, net
Accounts receivable, net consisted of the following at December 25, 2004, December 31, 2005, and July 1, 2006 (in thousands):

	December 25,	December 31,	July 1,
	2004	2005	2006

			(unaudited)
Accounts receivable, gross	$4,426	$1,102	$12,812
Allowance for doubtful accounts	(33)	(4)	(4)

Accounts receivable, net	$4,393	$1,098	$12,808

Inventories
Inventories consisted of the following at December 25, 2004, December 31, 2005, and July 1, 2006 (in thousands):

	December 25,	December 31,	July 1,
	2004	2005	2006

	(as restated)		(unaudited)
Raw materials	$921	$1,675	$4,168
Work in process	—	597	1,182
Finished goods	2,765	4,645	2,548

Total inventories	$3,686	$6,917	$7,898

Property, plant, and equipment
Property, plant, and equipment consisted of the following at December 25, 2004, December 31, 2005, and July 1, 2006 (in thousands):

	December 25,	December 31,	July 1,
	2004	2005	2006

	(as restated)		(unaudited)
Buildings and improvements	$8,771	$20,959	$21,248
Machinery and equipment	14,737	18,596	20,540
Office equipment and furniture	1,198	1,496	1,651
Leasehold improvements	994	1,362	1,362

Gross depreciable property, plant, and equipment	25,700	42,413	44,801
Accumulated depreciation and amortization	(5,562)	(8,877)	(12,255)

Net depreciable property, plant, and equipment	20,138	33,536	32,546
Land	125	1,047	2,697
Construction in progress	9,014	39,195	106,667

Net property, plant, and equipment	$29,277	$73,778	$141,910

Depreciation and amortization of property, plant, and equipment was $1.5 million, $1.9 million, and $3.4 million for the years ended December 27, 2003, December 25, 2004, and December 31, 2005, respectively and was $1.5 million (unaudited) and $3.4 million (unaudited) for the six months ended June 25, 2005 and July 1, 2006, respectively.

We incurred and capitalized interest cost (into our property, plant, and equipment) as follows during the years ended December 27, 2003, December 25, 2004, and December 31, 2005 and the six months ended June 25, 2005 and July 1, 2006:

	Years Ended			Six Months Ended

	2003	2004	2005	2005	2006

	(as restated)	(as restated)
				(unaudited)
Interest cost incurred	$4,435	$447	$773	$195	$2,476
Interest capitalized	(461)	(347)	(355)	(129)	(1,768)

Interest expense	$3,974	$100	$418	$66	$708

Accounts payable and accrued expenses
Accounts payable and accrued expenses consisted of the following at December 25, 2004, December 31, 2005, and July 1, 2006 (in thousands):

	December 25,	December 31,	July 1,
	2004	2005	2006

	(as restated)		(unaudited)
Accounts payable	$439	$4,599	$10,709
Product warranty liability	2,425	1,853	2,089
Accrued compensation and benefits	1,116	780	1,198
Other accrued expenses	1,373	6,539	6,841

Total accounts payable and accrued expenses	$5,353	$13,771	$20,837

Note 4. Intangible Assets
Included in other noncurrent assets on our consolidated balance sheets are intangible assets, substantially all of which are patents on technologies related to our products and production processes. We record an asset for patents based on the legal, filing, and other costs incurred to secure them and amortize these costs on a straight-line basis over estimated useful lives ranging from 5 to 15 years. Amortization expense for our patents was $43,000, $24,000, and $13,000 for the years ended December 27, 2003, December 25, 2004, and December 31, 2005, respectively, and $7,000 (unaudited) and $10,000 (unaudited) for the quarters ended June 25, 2005 and July 1, 2006, respectively. Intangible assets consisted of the following at December 25, 2004, December 31, 2005, and July 1, 2006 (in thousands):

	December 25,	December 31,	July 1,
	2004	2005	2006

			(unaudited)
Intangible assets, gross	$1,297	$1,389	$1,393
Accumulated amortization	(1,107)	(1,120)	(1,131)

Intangible assets, net	$190	$269	$262

Estimated future amortization expense for our patents is as follows at December 31, 2005 (in thousands):

2006	$20
2007	$20
2008	$20
2009	$20
2010	$20

Thereafter	$169

Note 5. Restricted Investment and Product Reclamation and Recycling Liability
Legislative initiatives in Europe hold manufacturers responsible for the return and recycling of certain electrical products. The legislation passed to date does not include our solar modules, but based on the progress of legislative deliberations, we determined in the fourth quarter of 2004 that we should develop a program for ensuring the reclamation and recycling of the modules that we sell in Europe. As a result, we included a solar module reclamation and recycling arrangement in our standard 2005 and 2006 sales contracts, into which our customers, who are solar electricity generation project developers and system integrators, can enroll the eventual system owners. Under this arrangement, we agree to provide for the reclamation and recycling of the materials in our solar modules, and the system owners agree to notify us, disassemble their solar electricity generation systems, package the solar modules for shipment, and revert ownership rights over the module back to us at the end of their expected service lives.
During the year ended December 31, 2005 and the six months ended July 1, 2006 and June 25, 2005, we have recorded liabilities for the estimated fair value of our obligations for the reclamation and recycling of our solar modules, and we have made associated charges to cost of sales. We based our estimate of the fair value of our reclamation and recycling obligations on the present value of the expected future cost of reclaiming and recycling the modules, which includes the cost of packaging the module for transport, the cost of freight from the module’s installation site to a recycling center, and the material, labor, and capital costs of the recycling process. We based this estimate on our experience reclaiming and recycling our solar modules and on our expectations about future developments in recycling technologies and processes and about economic conditions at the time the modules will be reclaimed and recycled. In the periods between the time of our sales and our settlement of the reclamation and recycling obligations, we accrete the carrying amount of the associated liability by applying the discount rate used in its initial measurement. Our module end-of-life reclamation and recycling liabilities totaled $0.9 million at December 31, 2005 and $2.0 million (unaudited) at July 1, 2006 and are classified with other non-current liabilities on our consolidated balance sheet. We charged $0.9 million and $0.8 million (unaudited) to cost of sales for the fair value of our reclamation and recycling obligation for modules sold during the year ended December 31, 2005 and the six months ended July 1, 2006, respectively. During both the year ended December 31, 2005 and the six months ended July 1, 2006, the accretion expense on our reclamation and recycling obligations was insignificant.
Starting in the first quarter of 2005, we also offered participation in the solar module reclamation and recycling program to owners of the 164,000 modules that we sold during 2003 and 2004, at no charge to the owners. When owners enroll in the program, we record liabilities for the estimated fair value of our obligations for the reclamation and recycling of the solar modules, with an associated charge to cost of sales. We estimate the fair value of our obligation and account for the subsequent accretion the same way as for our obligation for solar modules sold during 2005. During the year ended December 31, 2005, our costs related to this program were insignificant. During the six months ended July 1, 2006, we charged $0.3 million (unaudited) to cost of sales for the fair value of the obligations incurred during that year for modules sold during 2003 and 2004. The accretion expense on those obligations was insignificant during the six months ended July 1, 2006. If all owners participated as of July 1, 2006, we estimate that the fair value of our obligation would be $1.1 million (unaudited).
We pre-fund the estimated product reclamation and recycling expense at the time of sale. During the years 2028 through 2045, we may elect to commute the agreement and receive back the amounts we have deposited plus a rate of return (computed at 5.3% for the years 2005 through 2022 and LIBOR less 0.35% thereafter) less any cost reimbursements that we have already received. At December 31, 2005 and July 1, 2006, the cumulative amount of deposits made and the investment returns earned through that date were $1.3 million and $2.9 million (unaudited), respectively, which we report as a restricted investment on our consolidated balance sheet. We will make additional deposits during 2006 and 2007 based on our estimates at the times the deposits are due of the number of modules that we expect to ship during each of those years.
Note 6. Debt
Current related party debt
During the year ended December 31, 2005, we borrowed $20.0 million from the Estate of John T. Walton, a related party, under a promissory note, all of which was outstanding at December 31, 2005. During January 2006, we borrowed an additional $10.0 million and subsequently repaid the entire $30.0 million in February 2006. These notes were unsecured, the balance was payable on demand, and interest was payable monthly at an annual rate equal to the short term Applicable Federal Rate published by the Internal Revenue Service (4.34% at December 31, 2005). We classified these notes as a current liability on our consolidated balance sheet at December 31, 2005.

Long-term debt
Our long-term debt at December 25, 2004, December 31, 2005, and July 1, 2006 consisted of the following (in thousands):

	December 25,	December 31,	July 1,
	2004	2005	2006

			(unaudited)

2.25% loan, due 2006 through 2015	$—	$15,000	$15,000
3.70% loan from a related party, due June 1, 2010	8,700	8,700	8,700
0.25% – 3.25% loan, due 2007 through 2009	5,000	5,000	5,000
Capital lease obligations	—	23	33

Total long-term debt	13,700	28,723	28,733
Less current portion	—	(142)	(1,793)

Non-current portion	$13,700	$28,581	$26,940

During the year ended December 31, 2005, we received a $15.0 million loan from the Director of Development of the State of Ohio, all of which was outstanding at July 1, 2006. Interest is payable monthly at the annual rate of 2.25%; principal payments commence on December 1, 2006 and end on July 1, 2015. Land and buildings at our Ohio plant with a net book value of $22.5 million (unaudited) at July 1, 2006 have been pledged as collateral for this loan.
During the year ended December 25, 2004, we received a $5.0 million loan from the Director of Development of the State of Ohio, all of which was outstanding at July 1, 2006. Interest is payable monthly at annual rates starting at 0.25% during the first year the loan is outstanding, increasing to 1.25% during the second and third years, increasing to 2.25% during the fourth and fifth years, and increasing to 3.25% for each subsequent year; principal payments commence on January 1, 2007 and end on December 1, 2009. Machinery and equipment at our Ohio plant with a net book value of $12.0 million (unaudited) at July 1, 2006 have been pledged as collateral for this loan. The company did not meet the non-financial covenant of reporting certain financial data in a timely manner and received a waiver on June 6, 2006 for that requirement from the lender.
During the year ended December 27, 2003, we received an $8.7 million loan from Kingston Properties, LLC, an affiliate of our majority stockholder, all of which was outstanding at July 1, 2006. Interest accrues at the annual rate of 3.70% and is payable in monthly installments of $27,000; the principal amount and any unpaid accrued interest is due on June 1, 2010. As discussed in Note 17, in July 2006, we repaid the entire principal balance of this loan and all accrued interest. A second position in the same land and buildings at our Ohio plant that collateralize the $15.0 million loan from the Director of Development of the State of Ohio has been pledged as collateral for this loan.
At December 31, 2005, future principal payments on our long-term debt, excluding payments related to capital leases, which are disclosed in Note 8, were due as follows (in thousands):

2006	$135
2007	3,305
2008	3,337
2009	3,372
2010	10,439

Thereafter	8,112

Total long-term debt	$28,700

We made interest payments to related parties of $4.5 million, $0.3 million, and $0.6 million for the years ended December 27, 2003, December 25, 2004, and December 31, 2005, respectively, and $0.2 million (unaudited) and $0.2 million (unaudited) for the six months ended June 25, 2005 and July 1, 2006, respectively.
Note 7. Benefit Plans
We offer a 401(k) retirement savings plan into which employees in our Ohio facility can voluntarily contribute a portion of their annual salaries and wages, subject to legally prescribed dollar limits, and a SIMPLE IRA plan into which employees in our Phoenix office can voluntarily contribute up to a legally prescribed dollar limit. Our contributions to our employees’ plan accounts are made at the discretion of our board of directors, are based on a percentage of the participating employees’ contributions, and vest over 4 years. During 2005, we matched half of the first 4% of their compensation that our Ohio employees contributed to their plan and all of the first 3% of their compensation that our Phoenix employees contributed to their plan. Our contributions to the plans totaled $0.1 million, $0.1 million, and $0.2 million for the years ended December 27, 2003, December 25, 2004, and December 31, 2005, respectively, and $0.1 million (unaudited) in both the six months ended June 25, 2005 and July 1, 2006. None of these benefit plans offer participants an option to invest in First Solar.
Note 8. Commitments and Contingencies
Lease commitments
We lease our headquarters in Phoenix, Arizona, a customer service office in Mainz, Germany, and a business development office in Berlin, Germany under non-cancelable operating leases, which expire in March 2007, April 2009, and May 2006, respectively. The leases require us to pay property taxes, common area maintenance, and certain other costs in addition to base rent. We also lease certain machinery and equipment and office furniture and equipment under operating and capital leases. Future minimum payments under all of our non-cancelable leases are as follows as of December 31, 2005 (in thousands):

	Capital Leases	Operating Leases	Total

2006	$9	$290	$299
2007	9	191	200
2008	7	159	166
2009	6	87	93
2010	2	53	55

Thereafter		96	96

Total minimum lease payments	33	$876	$909

Less amounts representing interest	(10)

Present value of minimum lease payments	23

Less current portion of obligations under capital leases	(7)

Non-current portion of obligations under capital leases	$16

Our rent expense was $0.4 million in each of the years ended December 27, 2003, December 25, 2004, and December 31, 2005 and $0.2 million (unaudited) and $0.3 million (unaudited) in the six months ended June 25, 2005 and July 1, 2006, respectively.
Purchase commitments
We purchase raw materials for inventory, services, and manufacturing equipment from a variety of vendors. During the normal course of business, in order to manage manufacturing lead times and help assure adequate supply, we enter into agreements with suppliers that either allow us to procure goods and services when we choose or that establish purchase requirements. In certain instances, these latter agreements allow us the option to cancel, reschedule, or adjust our requirements based on our business needs prior to firm orders being placed. Consequently, only a portion of our recorded purchase commitments are firm, noncancelable, and unconditional. At December 31, 2005, our obligations under firm, noncancelable, and unconditional agreements were approximately $36.2 million, of which $33.0 million was for commitments related to plant construction and maintenance. $36.1 million of our purchase obligations are due in fiscal 2006.

Product warranties
Product warranty activity during the years ended December 24, 2004 and December 31, 2005 and for the six months ended July 1, 2006 was as follows (in thousands):

			Six Months
	Years Ended		Ended

	2004	2005	2006

	(as restated)		(unaudited)
Product warranty liability, beginning of year	$462	$2,425	$1,853
Accruals for new warranties issued (warranty expense)	1,900	637	454
Settlements	(171)	(170)	(178)
Change in estimate of warranty liability	234	(1,039)	(40)

Product warranty liability, end of year	$2,425	$1,853	$2,089

We reduced our estimate of our product warranty liability by $1.0 million in the year ended December 31, 2005 because of the reductions in our manufacturing costs achieved in that year, which reduced our estimate of the cost required to replace our solar modules under warranty.
Environmental matters
Our environmental liabilities were $0.1 million at December 25, 2004, December 31, 2005, and July 1, 2006, and are classified with other noncurrent liabilities on our consolidated balance sheets. The majority of our liability at December 31, 2005 and July 1, 2006 relates to our estimate of the future costs of remediation at our research and development facilities in Toledo, Ohio (closed in 1999) and Eckel Junction, Ohio (closed in 2004).
Legal matters
We are a party to litigation matters and claims that are normal in the course of our operations. While we believe that the ultimate outcome of these matters will not have a material adverse effect on our financial position, results of operations, or cash flows, the outcome of these matters is not determinable and negative outcomes may adversely affect us.

Note 9.	Equity Transactions and Settlement
During the year ended December 27, 2003, a previous owner forfeited its entire interest in First Solar US Manufacturing, LLC in connection with a settlement of claims, including matters subject to on-going arbitration and pending litigation, in exchange for a cash payment of $3.0 million from First Solar US Manufacturing, LLC recorded in selling, general, and administrative expenses, resulting in the retirement of 2,044,000 membership units. During the same year, the sole remaining owner of First Solar US Manufacturing, LLC formed First Solar Holdings, LLC and contributed all its equity interest in First Solar US Manufacturing, LLC and First Solar Property, LLC into First Solar Holdings, LLC. The owner also transferred all rights and ownership of a promissory note and loan agreement with First Solar US Manufacturing, LLC to First Solar Holdings, LLC. First Solar Holdings, LLC subsequently converted the outstanding principal of $71.9 million and related accrued interest of $10.6 million into an equity contribution. The owner also made an additional cash contribution of $8.5 million to First Solar Holdings, LLC. In December 2003, the First Solar Holdings, LLC Second Amended and Restated Limited Liability Company Agreement converted all of the owners equity interest in the company to 6,775,000 membership units. In fiscal 2004, fiscal 2005 and the first six months of 2006, the owner made further cash contributions of $17.9 million, $16.7 million and $30.0 million (unaudited), respectively.
During the six months ended July 1, 2006, we received $73.3 million (unaudited) from the issuance of $74.0 million (unaudited) in convertible senior subordinated notes due in 2011, less $0.7 million (unaudited) of issuance costs that we deferred. Later during the six months ended July 1, 2006, these notes were converted to 878,651 shares of our common stock. This conversion took place under the terms of a negotiated conversion agreement and not under the conversion terms of the original note purchase agreement. As a result of the conversion, we recorded a $74.0 million increase in our stockholders’ equity and a $43,000 (unaudited) loss on extinguishment of the notes, which we recorded in other income/(expense), net in our consolidated statement of operations.

During the years ended December 27, 2003 and December 25, 2005, we issued stock options to certain employees that had a provision allowing the employee’s estate or its successors to sell any equity shares obtained as a result of exercising the options back to us at an amount equal to the fair value of the shares upon the death of the optionee. As a result, we report the vested portion of the intrinsic value of these stock options as employee stock options on redeemable shares on our consolidated balance sheets.

Note 10.	Stock Options
During 2003, we adopted the 2003 Unit Option Plan (the “Plan”). In connection with our February 2006 conversion from a limited liability company to a corporation, we converted each outstanding option to purchase one limited liability membership unit into an option to purchase one share of our common stock, in each case at the same exercise price and subject to the other terms and conditions of the outstanding option. Under the Plan, we may grant non-qualified options to purchase common shares of First Solar to employees of First Solar (including its parent and any of its subsidiaries) and non-employee individuals and entities that provide services to First Solar, its parent, or any of its subsidiaries. The Plan is administered by a committee appointed by our board, which is authorized to, among other things, select the officers and other employees who will receive grants and determine the exercise price and vesting schedule of the options. A total of 1,411,765 shares were made available for issuance under the Plan, and forfeited shares become available for re-issuance. At December 31, 2005 and July 1, 2006, 324,630 and 348,642 (unaudited) shares, respectively, were available for grant.
Activity under the Plan was as follows during the years ended December 27, 2003 and December 25, 2004:

	Years Ended

	2003		2004

		Weighted		Weighted
	Number of	Average	Number of	Average
	Shares under	Exercise	Shares under	Exercise
	Option	Price	Option	Price

Balance at beginning of year	—	—	516,577	$10.00
Options granted	516,577	$10.00	113,530	$10.00
Options exercised	—	—	—	—
Options cancelled	—	—	(22,633)	$10.00

Balance at end of year	516,577	$10.00	607,474	$10.00

Exercisable at end of year	160,400	$10.00	213,000	$10.00

Following is a summary of our share options as of December 31, 2005 and changes during the year then ended:

		Weighted Average
	Number of
	Shares under		Remaining	Aggregate
	Option	Exercise Price	Contractual Term	Intrinsic Value

Options outstanding at December 25, 2004	607,474	$10.00
Options granted	569,347	$21.03
Options exercised	—	—		$—
Options forfeited or expired	(89,686)	$18.15

Options outstanding at December 31, 2005	1,087,135	$15.10	7.97	$74,901,000

Options vested, or expected to vest, and exercisable at December 31, 2005	318,200	$11.13	8.36	$23,187,000

Following is a summary of our share options as of July 1, 2006 (unaudited) and changes during the six months then ended:

		Weighted Average
	Number of
	Shares under		Remaining	Aggregate
	Option	Exercise Price	Contractual Term	Intrinsic Value

Options outstanding at December 31, 2005	1,087,135	$15.10
Options granted	—	—
Options exercised	(10,000)	$10.00		$740,000
Options forfeited or expired	(14,012)	$16.18

Options outstanding at July 1, 2006	1,063,123	$15.14	7.47	$73,211,000

Options vested, or expected to vest, and exercisable at July 1, 2006	345,800	$11.04	7.81	$25,229,000

Options granted under the Plan have varying vesting provisions. Some cliff-vest four years after the grant date, some vest ratably during the four-year period following the grant date and some vested on the date of grant. During the six months ended July 1, 2006, we received $0.1 million (unaudited) from the exercise of our options; these were the first exercises of our options that have occurred.
Options expire approximately ten years from their grant date. The following table presents information about share options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable

			Weighted
		Weighted	Average		Weighted
		Average	Remaining		Average
Exercise Price	Number of	Exercise	Contractual	Number of	Exercise
Range	Shares	Price	Life (Years)	Shares	Price

$10.00	588,809	$10.00	7.88	288,200	$10.00
$21.00	433,326	$21.00	7.71	—	—
$22.00	65,000	$22.00	9.96	30,000	$22.00

$10.00 – $22.00	1,087,135	$15.10	7.97	318,200	$11.13

The following table presents exercise price and remaining life information about options outstanding at July 1, 2006 (unaudited):

	Options Outstanding			Options Exercisable

			Weighted
		Weighted	Average		Weighted
		Average	Remaining		Average
Exercise Price		Exercise	Contractual		Exercise
Range	Number of Shares	Price	Life (Years)	Number of Shares	Price

$10.00	572,672	$10.00	7.37	315,800	$10.00
$21.00	425,451	$21.00	7.21	—	—
$22.00	65,000	$22.00	9.47	30,000	$22.00

$10.00 – $22.00	1,063,123	$15.14	7.47	345,800	$11.04

We granted options with exercise prices that differed from the fair value of our shares (or membership units, for grants prior to our conversion into a corporation) on the grant date. The following table presents information about the options granted during the years ended December 27, 2003, December 25, 2004, and December 31, 2005.

			Weighted Average
	Number of Share	Weighted Average	Fair Value at
	Options Granted	Exercise Price	Grant Date

2005:
Exercise price equaled grant date fair value of share	—	—	—
Exercise price less than grant date fair value of share	569,347	$21.03	$71.51

	569,347	$21.03	$71.51

2004:
Exercise price equaled grant date fair value of share	113,530	$10.00	$10.00
Exercise price less than grant date fair value of share	—	—	—

	113,530	$10.00	$10.00

2003:
Exercise price equaled grant date fair value of share	516,577	$10.00	$10.00
Exercise price less than grant date fair value of share	—	—	—

	516,577	$10,00	$10.00

The weighted average estimated fair value of the options granted during the six months ended June 25, 2005 was $17.36 (unaudited), and no grants were made during the six months ended July 1, 2006.
We estimate the fair value of each option award on its grant date using the Black-Scholes-Merton closed-form option valuation model, which uses the assumptions documented in the following table for the years ended December 27, 2003, December 24, 2004 and December 31, 2005 and for the six months ended June 25, 2005 and July 1, 2006:

	Years Ended			Six Months Ended

	2003	2004	2005	2005	2006

				(unaudited)
Share (or membership unit) price on grant date	$10.00	$10.00	$22.00 - $84.00	$22.00	—
Stock option exercise price	$10.00	$10.00	$10.00 - $22.00	$21.00	—
Expected term	5.0 - 7.2 years	5.5 - 6.8 years	5.0 - 7.5 years	6.0 years	—
Volatility	80%	80%	80%	80%	—
Risk-free interest rate	3.26% - 3.81%	3.17% - 4.31%	3.97% - 4.41%	3.97%	—
Dividend yield	0.00%	0.00%	0.00%	0.00%	—
We estimated our options’ expected terms, which represent our best estimate of the period of time from the grant date that we expect the options to remain outstanding. Because our stock is not currently publicly traded, we do not have an observable share-price volatility; therefore, we estimated our expected volatility on that of similar publicly-traded companies and expect to continue to do so until such time as we might have adequate historical data from our own traded share prices.
The stock-based compensation expense that we recognized in our results of operations is based on the number of awards expected to ultimately vest, so the actual award amounts have been reduced for estimated forfeitures. SFAS 123(R) requires us to estimate forfeitures at the time the options are granted and revise those estimates, if necessary, in subsequent periods. We estimated forfeitures based on our historical experience with forfeitures of our options, giving consideration to whether future forfeiture behavior might be expected to differ from past behavior.
We recognize compensation cost for awards with graded vesting schedules on a straight-line basis over the requisite service periods for each separately vesting portion of the awards as if each award was, in substance, multiple awards.

The stock-based compensation expense that we charged against our results of operations on our statement of operations was as follows for the years ended December 27, 2003, December 24, 2004, and December 31, 2005 and for the six months ended June 25, 2005 and July 1, 2006 (in thousands):

	Years Ended			Six Months Ended

	2003	2004	2005	2005	2006

				(unaudited)
Stock-based compensation cost included in:
Cost of sales	$—	$63	$822	$51	$2,262
Research and development	—	64	639	33	1,190
Selling, general, and administrative	1,146	1,016	3,425	327	1,979

Total stock-based compensation cost	$1,146	$1,143	$4,886	$411	$5,431

The adoption of SFAS 123(R) required us to change the way we account for forfeitures of employee stock options; in accordance with the provisions of SFAS 123(R), we presented the $0.1 million impact of this change as a cumulative effect of a change in account principle on our statements of operations for the year ended December 31, 2005 and the six months ended June 25, 2005. The adoption of SFAS 123(R) did not have any effect on our cash flows from operating or financing activities and, since we were not a taxable entity at the time and had not had any options exercise, did not have any effect on our income taxes. Furthermore, we did not recognize any income tax benefit for stock-based compensation during the years ended December 27, 2003, December 24, 2004, and December 31, 2005 and the six months ended June 25, 2005 because we were not organized as an entity subject to income tax during those periods; we did not recognize any income tax benefit for stock-based compensation during the six months ended July 1, 2006 due to the valuation allowance on our deferred tax assets. Since we did not grant any stock-based compensation awards prior to the year ended December 27, 2003, our adoption of SFAS 123(R) using the modified retrospective method of transition from prior accounting standards did not have any impact on our paid-in capital, accumulated deficit, or deferred taxes from years prior to that year. At December 31, 2005 and July 1, 2006, we had $27.6 million and $22.2 million (unaudited), respectively, of compensation cost related to unvested option awards that remained to be recognized over weighted average periods of 2.7 and 2.2 years, respectively.
Stock-based compensation cost capitalized in inventory was $0.4 million and $0.3 million (unaudited) at December 31, 2005 and July 1, 2006, respectively; no stock-based compensation cost was capitalized in any of our assets at December 27, 2003, December 24, 2004, and June 25, 2005.

During the first quarter of year ended December 31, 2005, we adopted SFAS 123(R) using the modified retrospective method, which involves adjusting our prior consolidated financial statements for the amounts previously reported in our pro forma disclosures under SFAS 123. The following table presents the adjustments that we made to our restated statements of operations (see note 16) for the effect of the adoption of SFAS 123(R) on our previously reported consolidated financial statements for the years ended December 27, 2003 and December 25, 2004 (in thousands, except per share data):

	Years Ended

	2003			2004

			As Restated			As Restated
			and			and
	As Restated	Adjustments	Adjusted	As Restated	Adjustments	Adjusted

Net sales	$3,210	$—	$3,210	$13,522	$—	$13,522
Cost of sales	11,495	—	11,495	18,788	63	18,851

Gross profit (loss)	(8,285)	—	(8,285)	(5,266)	(63)	(5,329)

Operating expenses:
Research and development	3,841	—	3,841	1,176	64	1,240
Selling, general, and administrative	10,835	1,146	11,981	8,296	1,016	9,312
Production start-up costs	—	—	—	900	—	900

	14,676	1,146	15,822	10,372	1,080	11,452

Operating loss	(22,961)	(1,146)	(24,107)	(15,638)	(1,143)	(16,781)

Foreign currency gain	—	—	—	116	—	116
Interest expense	(3,974)	—	(3,974)	(100)	—	(100)
Other income (expense), net	38	—	38	(6)	—	(6)

Net loss	$(26,897)	$(1,146)	$(28,043)	$(15,628)	$(1,143)	$(16,771)

Net loss per share – basic and diluted	$(3.62)	$(0.15)	$(3.78)	$(1.75)	$(0.13)	$(1.88)

As a result of adopting SFAS 123(R), membership equity reported on our restated consolidated balance sheet at December 25, 2004 increased by $2.3 million, from $163.4 million to $165.7 million, and accumulated deficit increased by the same amount, from $140.6 million to $142.9 million.

Note 11.	Income Taxes
First Solar was formed as a limited liability company and, accordingly, was not subject to U.S. federal or state income taxes prior to 2006; instead, our income was taxed directly to our owners. However, certain of our non-U.S. subsidiaries were subject to income taxes in their local jurisdictions. On February 22, 2006, First Solar converted to a taxable corporate form of organization.
The U.S. and non-U.S. components of our loss before income taxes were as follows during the years ended December 27, 2003, December 25, 2004, and December 31, 2005 and for the six months ended June 25, 2005 and July 1, 2006 (in thousands):

	Years Ended			Six Months Ended

	2003	2004	2005	2005	2006

	(as restated)	(as restated)		(unaudited)
U.S. loss	$(28,027)	$(14,083)	$(4,515)	$(815)	$(5,923)
Non-U.S. loss	(16)	(2,688)	(1,947)	(161)	(2,433)

Loss before income taxes	$(28,043)	$(16,771)	$(6,462)	$(976)	$(8,356)

As a result of our status as a limited liability company and as a result of our net operating losses and a valuation allowance on all of our net deferred tax assets in those jurisdictions in which we did operate under a form of organization subject to income taxes, we did not record an income tax expense or benefit during the years ended December 27, 2003, December 25, 2004, and December 31, 2005 and the six months ended June 25, 2005 and July 1, 2006. This result differs from the amount computed by applying the U.S. statutory federal income tax rate of 35% to our losses before income taxes for the following reasons (in thousands):

	Years Ended			Six Months Ended

	2003	2004	2005	2005	2006

	(as restated)	(as restated)		(unaudited)
Computed income tax benefit	$9,815	$5,870	$2,262	$342	$2,924
Loss not subject to income taxes	(9,809)	(4,929)	(1,580)	(285)	(551)
Effect of foreign tax rates	—	124	91	8	202
Effect of state taxes	—	—	—	—	78
Other	—	102	(81)	—	(14)
Valuation allowance	(6)	(1,167)	(692)	(65)	(2,639)

Reported income tax expense	$—	$—	$—	$—	$—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities calculated for financial reporting purposes and the amounts calculated for preparing our income tax returns in accordance with tax regulations and the net tax effects of operating loss and tax credit carryforwards. The items that gave rise to our deferred taxes at December 25, 2004, December 31, 2005, and July 1, 2006 were as follows (in thousands):

	December 25,	December 31,	July 1,
	2004	2005	2006

	(as restated)		(unaudited)
Deferred tax assets:
Goodwill	$—	$—	$37,178
Property, plant, and equipment	—	—	5,223
Net operating losses	1,173	1,321	3,082
Share-based compensation	—	—	1,975
Accrued expenses	—	461	1,595
Inventory	—	—	852
Other	—	83	810

Deferred tax assets, gross	1,173	1,865	50,715
Valuation allowance	(1,173)	(1,865)	(50,715)

Deferred tax assets, net	$—	$—	$—

The ultimate realization of deferred tax assets depends on the generation of sufficient taxable income of the appropriate character and in the appropriate taxing jurisdictions during the future periods in which the related temporary differences become deductible. We determined the valuation allowance on deferred tax assets in accordance with the provisions of SFAS 109, which require us to weigh both positive and negative evidence in order to ascertain whether it is more likely than not that deferred tax assets will be realized. We evaluated all significant available positive and negative evidence, including the existence of cumulative net losses, benefits that could be realized from available tax strategies, and forecasts of future taxable income, in determining the need for a valuation allowance on our deferred tax assets. After applying the evaluation guidance of SFAS No. 109, we determined that it was necessary to record a valuation allowance against all of our net deferred tax assets. We will maintain this valuation allowance until sufficient positive evidence exists to support its reversal in accordance with SFAS No. 109.

Activity in our valuation allowance on our deferred tax assets was as follows during the years ended December 25, 2004 and December 31, 2005 and the six months ended July 1, 2006 (in thousands):

			Six Months
	Years Ended		Ended

	2004	2005	2006

	(as restated)		(unaudited)
Valuation allowance, beginning of year	$6	$1,173	$1,865
Additions	1,167	692	2,649
Change in form of corporate organization	—	—	46,201

Valuation allowance, end of year	$1,173	$1,865	$50,715

Upon our change in form of corporate organization on February 22, 2006, we recognized $46.2 million of net deferred tax assets, against which we placed a valuation allowance in that full amount.
At December 31, 2005, we had non-U.S. net operating loss carryforwards of $3.4 million, which will begin expiring in 2008. At July 1, 2006, we had U.S. federal and state net operating loss carry-forwards of $2.4 million, which will begin expiring in 2011, and non-U.S. net operating loss carry-forwards of $7.7 million, which will begin expiring in 2008. Our ability to use the net operating loss carryforwards is dependent on our being able to generate taxable income in future periods.
Pro forma information (unaudited)
On February 22, 2006, we changed our status from a limited liability company and are thereafter subject to corporate federal and state income taxes as a subchapter C corporation. Because we had been a limited liability company, we had not reflected deferred taxes in our consolidated financial statements, except for deferred tax assets at certain non-U.S. subsidiaries that were subject to local income tax requirements and upon which we recorded full valuation allowances. Our statement of operations does not include a pro forma presentation calculated in accordance with SFAS 109 for income taxes that would have been recorded had we been a subchapter C corporation because we would have provided a full valuation allowance on all of our net deferred tax assets and therefore would not have recorded a tax provision.

Note 12.	Loss per share
The calculation of basic and diluted loss per share for the years ended December 27, 2003, December 25, 2004, and December 31, 2005 and for the six months ended June 25, 2005 and July 1, 2006 is as follows (in thousands, except per share amounts):

	Years Ended			Six Months Ended

	2003	2004	2005	2005	2006

	(as restated)	(as restated)
				(unaudited)
Numerator – basic and diluted:
Loss before cumulative effect of change in accounting principle	$(28,043)	$(16,771)	$(6,551)	$(1,065)	$(8,356)
Cumulative effect of change in accounting principle	—	—	89	89	—

Net loss	$(28,043)	$(16,771)	$(6,462)	$(976)	$(8,356)

Denominator – basic and diluted:
Weighted average shares	6,729	8,068	9,123	8,915	10,567

Effect of rights issue	699	839	948	927	272

Weighted average shares for loss per share	7,428	8,907	10,071	9,842	10,839

Per share information – basic and diluted:
Loss per share before cumulative effect of change in accounting principle	$(3.78)	$(1.88)	$(0.65)	$(0.11)	$(0.77)
Cumulative effect of change in accounting principle	—	—	0.01	0.01	—

Loss per share	$(3.78)	$(1.88)	$(0.64)	$(0.10)	$(0.77)

Diluted loss per share excludes the effect of 31,031, 555,225, and 726,242 anti-dilutive potential common shares for the years ended December 27, 2003, December 25, 2004, and December 31, 2005, respectively, and 615,061 (unaudited) and 1,072,190 (unaudited) anti-dilutive potential common shares for the quarters ended June 25, 2005 and July 1, 2006, respectively.

Note 13.	Statement of Cash Flows
During the quarter ended March 26, 2005, we began presenting our consolidated statement of cash flows using the direct method and conformed the presentation for all prior periods accordingly. Following is a reconciliation of net loss to net cash provided by or used in operating activities for the years ended December 27, 2003, December 25, 2004, and December 31, 2005 and for the six months ended June 25, 2005 and July 1, 2006 (in thousands):

	Years Ended			Six Months Ended

	2003	2004	2005	2005	2006

	(as restated)	(as restated)
				(unaudited)
Net loss	$(28,043)	$(16,771)	$(6,462)	$(976)	$(8,356)

Adjustment to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	1,502	1,944	3,376	1,511	3,388
Stock-based compensation	1,146	1,143	4,797	322	5,431
Non-cash interest	4,327	51	90	5	281
Non-cash loss	—	234	27	—	45
Changes in operating assets and liabilities:
Accounts receivable	(1,706)	(2,486)	3,295	(100)	(11,710)
Inventories	496	(2,124)	(2,861)	(2,612)	(1,046)
Prepaid expenses and other current assets	(127)	(226)	(1,074)	(981)	(1,840)
Accounts payable and accrued expenses	177	3,050	3,852	72	4,670

Total adjustments	5,815	1,586	11,502	(1,783)	(781)

Net cash provided by (used in) operating activities	$(22,228)	$(15,185)	$5,040	$(2,759)	$(9,137)

Note 14.	Segment and Geographical Information
SFAS 131, Disclosure about Segments of an Enterprise and Related Information, establishes standards for the manner in which companies report in their financial statements information about operating segments, products, services, geographic areas, and major customers. The method of determining what information to report is based on the way that management organizes the operating segments within the enterprise for making operating decisions and assessing financial performance. We operate in one industry segment, which entails the design, manufacture, and sale of solar electric power products, so under SFAS 131, we do not present a disaggregation of our consolidated financial results into multiple operating segments, products, or services.
The following table presents net sales for the years ended December 27, 2003, December 25, 2004, and December 31, 2005 and the six months ended June 25, 2005 and July 1, 2006 by geographic region, which is based on the destination of the shipments (in thousands):

	Years Ended			Six Months Ended

	2003	2004	2005	2005	2006

	(as restated)			(unaudited)
Germany	$2,005	$12,800	$47,867	$17,722	$41,455
All other geographic regions	1,205	722	196	175	30

Net sales	$3,210	$13,522	$48,063	$17,897	$41,485

The following table presents long-lived assets, excluding financial instruments, deferred tax assets, and intangible assets, at December 25, 2004, December 31, 2005, and July 1, 2006 by geographic region, based on the physical location of the assets (in thousands):

	December 25,	December 31,	July 1,

	2004	2005	2006

	(as restated)	(as restated)	(unaudited)
United States	$29,219	$73,556	$96,426
Germany	58	222	45,484

Long-lived assets	$29,277	$73,778	$141,910

Note 15.	Concentrations of Credit and Other Risks
Customer concentration. The following customers comprised 10% or more of our total net sales during the years ended December 27, 2003, December 25, 2004, and December 31, 2005 and the six months ended July 1, 2006 (dollars in thousands):

	For the Years Ended											Six Months Ended

	2003				2004				2005			July 1, 2006

	Net Sales		% of Total		Net Sales		% of Total		Net Sales		% of Total	Net Sales		% of Total

	(as restated)											(unaudited)
Customer #1		$1,892	58.9%			$9,209	68.1%			$21,698	45.1%		$9,098	21.9%
Customer #2	$	*	*	%	$	*	*	%		$5,520	11.5%		$5,403	13.0%
Customer #3	$	*	*	%	$	*	*	%		$5,483	11.4%		$9,256	22.3%
Customer #4	$	*	*	%	$	*	*	%		$5,065	10.5%		$7,398	17.8%
Customer #5	$	*	*	%	$	*	*	%		$5,065	10.5%		$9,647	23.3%
Customer #6		$448	14.0%		$	*	*	%	$	*	* %	$	*	* %

*	Net sales to this customer were less than 10% of our total net sales during this period.
During the quarter ended April 1, 2006, we entered into five-year supply agreements, with an option for a sixth year, with six customers who develop solar energy investment projects in Germany. Under these agreements, we agreed to supply the customers with modules with specified total power ratings at specified prices through the term of the contract, along with other terms and conditions.
Credit risk. Financial instruments that potentially subject us to concentrations of credit risk are primarily cash, cash equivalents, and trade accounts receivable. We place cash and cash equivalents with high-credit quality institutions and limit the amount of credit risk from any one issuer. As previously noted, our sales are primarily concentrated among six customers. We monitor the financial condition of our customers and perform credit evaluations whenever deemed necessary. We generally do not require collateral for our sales on account.
Geographic risk. Our solar modules are presently primarily made for inclusion by our customers in electricity generation projects concentrated in a single geographic region, Germany. This concentration of our sales in one geographic region exposes us to local economic risks and local risks from natural or man-made disasters.
Production. Our products include components that are available from a limited number of suppliers or sources. Shortages of essential components could occur due to interruptions of supply or increases in demand and could impair our ability to meet demand for our products. Our modules are presently produced entirely in one facility in Perrysburg, Ohio. Damage to or disruption of that facility could interrupt our business and impair our ability to generate sales.
International operations. We derive substantially all of our revenue from sales outside our country of domicile, the United States. Therefore, our financial performance could be affected by events such as changes in foreign currency exchange rates, trade protection measures, long accounts receivable collection patterns, and changes in regional or worldwide economic or political conditions.

Note 16.	Restatement of Previously Issued Consolidated Financial Statements
We have restated our consolidated financial statements for the years ended December 27, 2003 and December 25, 2004 in order to correct errors that we identified during the preparation of this registration statement in connection with our initial public offering and the performance of the associated audits for our years ended December 25, 2004 and December 31, 2005. We also made adjustments to our previously reported consolidated financial statements for the adoption of SFAS 123(R), as we describe in note 10.
Statement of operations
The effects of our restatement adjustments on our consolidated statements of operations for the years ended December 27, 2003 and December 25, 2004 are listed below and do not reflect the adoption of SFAS 123(R) on our previously reported consolidated financial statements as stated in note 10.

	For the Years Ended

	2003			2004

	As			As
	Previously			Previously
	Reported	Adjustments	As Restated	Reported	Adjustments	As Restated

Net sales	$3,210	$—	$3,210	$13,157	$365	$13,522
Cost of sales	9,569	1,926	11,495	16,813	1,975	18,788

Gross profit (loss)	(6,359)	(1,926)	(8,285)	(3,656)	(1,610)	(5,266)

Operating expenses:
Research and development	3,841	—	3,841	1,176	—	1,176
Selling, general, and administrative	9,728	1,107	10,835	8,490	(194)	8,296
Production start-up	—	—	—	—	900	900

	13,569	1,107	14,676	9,666	706	10,372

Operating loss	(19,928)	(3,033)	(22,961)	(13,322)	(2,316)	(15,638)

Foreign currency gain	—	—	—	110	6	116
Interest expense	(4,436)	462	(3,974)	(367)	267	(100)
Other income (expense), net	38	—	38	(62)	56	(6)

Net loss	$(24,326)	$(2,571)	$(26,897)	$(13,641)	$(1,987)	$(15,628)

Net loss per share — basic and diluted	$(3.27)	$(0.35)	$(3.62)	$(1.53)	$(0.22)	$(1.75)

Net sales. The $0.4 million restatement of net sales for the year ended December 25, 2004 is primarily the result of the reclassification to cost of sales of $0.2 million of shipping costs for our product sales that we had incorrectly reported as an offset to net sales and $0.1 million to reclassify sales activity that had been incorrectly classified with cost of sales.
Cost of sales. The $1.9 million restatement of cost of sales for the year ended December 27, 2003 is the result of a $1.4 million reclassification of plant asset depreciation that we had previously incorrectly classified with selling, general, and administrative expenses and a $0.5 million reclassification of warranty costs that we had previously incorrectly classified as selling, general, and administrative expenses. It is also the result of $0.1 million in additional depreciation charges resulting from the restatement of property, plant, and equipment expense for the year ended December 27, 2003 and preceding years in order to properly capitalize interest expenditures made during the construction of the assets. We identified interest expenditures from the year ended December 30, 2000 through the year ended December 25, 2004 that should have been, but were not, capitalized into our property, plant, and equipment in accordance with SFAS 34, Capitalization of Interest Costs. This has resulted in restatements reducing our interest expense and increasing our depreciation expense. The $2.0 million restatement of cost of sales for the year ended December 25, 2004 is primarily the result of a $1.7 million charge to correct an understatement of our warranty liability. We had not been properly reconciling or reviewing our warranty liability, and we determined during the quarter ended April 1, 2006 that we had not properly included estimated warranty charges for products shipped during the year ended December 25, 2004 that had defects known to likely result in a significant level of warranty returns. We also did not properly incorporate all the costs likely to be associated with fulfilling our warranty obligations in the estimate of this liability. In addition, we made a $0.5 million adjustment for a intercompany profit elimination for the inventory held by our German sale office subsidiary and a $0.3 million correction of the amount of labor and overhead included in the cost of our inventory. We determined that we did not properly calculate labor and overhead elements capitalized into our inventory during 2004. The remaining $0.3 million are the offsetting entries for the sales adjustments described above. We also reclassified $(0.9) million of charges related to the planning of our plant replication program for 2004 from cost of sales to its own line in the operating expenses section of our statement of operations. We determined that these costs were not direct or indirect costs of manufacturing our products for sale, but instead constituted start-up type costs as addressed in Statement of Position No. (SOP) 98-5, Reporting on the Costs of Start-up Activities, by the Accounting Standards Executive Committee (AcSEC) of the American Institute of Certified Public Accountants.
Selling, general, and administrative expenses. The $1.1 million restatement of selling, general and administrative expenses for the year ended December 27, 2003 is primarily due to a total of $3.0 million in payments made during the year ended December 27, 2003 to former members of First Solar US Manufacturing, LLC for a settlement of claims, including matters subject to on-going arbitration and pending litigation, had been incorrectly reported as a repurchase of membership units. This was partially offset by $1.4 million reclassification of plant asset depreciation that we had previously incorrectly classified with selling, general, and administrative expenses and a $0.5 million reclassification of warranty costs that were previously classified as selling, general, and administrative expenses, to cost of sales.
The $0.2 million restatement of selling, general, and administrative expenses for the year ended December 25, 2004 is the result of the reclassification of $0.1 million of shipping costs that were not related to our inventory from cost of sales to selling, general, and administrative expenses and $(0.4) million to reverse the erroneous accrual of costs for the reclamation and recycling of solar modules that we sold during the year.
Interest expense. The $0.5 million and $0.3 million restatements of interest expense for the years ended December 27, 2003 and December 25, 2004, respectively, are the result of the capitalization of interest expenditures made during the construction of property, plant, and equipment.
Other income (expense), net. The $0.1 million restatement of other income (expense), net for the year ended December 25, 2004 is the result of reclassifying interest income that had been netted against interest expense.

Consolidated balance sheet
The effects of our restatement adjustments on our consolidated balance sheet at December 25, 2004 are as follows:

	December 25, 2004

	As Previously
	Reported	Adjustments	As Restated

Assets
Current assets:
Cash and cash equivalents	$3,465	$—	$3,465
Marketable securities	—	306	306
Accounts receivable, net	4,393	—	4,393
Inventories	4,547	(861)	3,686
Prepaid expenses and other current assets	431	—	431

Total current assets	12,836	(555)	12,281

Property, plant, and equipment, net	28,090	1,187	29,277
Other noncurrent assets	513	(306)	207

Total assets	$41,439	$326	$41,765

Liabilities and Members’/ Stockholders’ Equity

Current liabilities:
Accounts payable and accrued expenses	$3,122	$2,231	$5,353
Accrued recycling	922	(922)	—
Note payable to a related party	8,700	—	8,700
Long-term debt	5,000	—	5,000
Other noncurrent liabilities	—	71	71

Total liabilities	17,744	1,380	19,124

Commitments and contingencies

Members’/stockholders’ equity:
Membership equity	144,033	19,420	163,453
Accumulated deficit	(120,117)	(20,509)	(140,626)
Accumulated other comprehensive income (loss)	(221)	35	(186)

Total members’/stockholders’ equity	23,695	(1,054)	22,641

Total liabilities and members’/stockholders’ equity	$41,439	$326	$41,765

See note 10 for the effect of the adoption of SFAS 123(R) on our previously reported consolidated financial statements.
Marketable securities. The $0.3 million restatement of marketable securities is the result of reclassifying a certificate of deposit that had been incorrectly considered a restricted asset.
Inventories. The $0.9 million restatement of inventories is primarily the result of a $0.5 million correction removing intercompany profit from the inventory held by our German sales office subsidiary and a $0.3 million correction of the amount of labor and overhead included in the cost of our inventory.
Property, plant, and equipment. The $1.2 million restatement of property, plant, and equipment is the result of properly capitalizing interest expenditures made during the construction of the assets in accordance with SFAS 34, Capitalization of Interest Costs.
Accounts payable and accrued expenses. The $2.2 million restatement of accounts payable and accrued expenses is the result of the reclassification of $0.5 million of warranty cost accruals from the accrued recycling line on our consolidated balance sheet and the accrual of $1.7 million in additional warranty liabilities.

Accrued recycling. The $0.9 million restatement of accrued recycling is the result of $0.5 for the reclassification of warranty cost accruals to accounts payable and accrued expenses, $0.3 million to reverse the erroneous accrual costs for the reclamation and recycling of solar modules that we sold during the year, and $0.1 million of environmental remediation liabilities that we reclassified to other noncurrent liabilities.
Total members’/stockholders’ equity. The $1.1 million restatement of our total members’/stockholders’ equity is the result of $(0.5) million to properly capitalize interest expenditures made during the construction of property, plant, and equipment prior to the year ended December 27, 2003, $(0.4) million for restatements made to our consolidated statement of operations for the year ended December 27, 2003, and $2.0 million for restatements made to our consolidated statement of operations for the year ended December 25, 2004. We also increased membership equity and accumulated deficit by $19.4 million to properly present in our equity accounts the impact of intangible assets contributed to First Solar US Manufacturing, LLC upon its formulation in 1999, which were subsequently written off or fully amortized prior to the beginning of the year ended December 25, 2004.

Note 17.	Subsequent Events (unaudited)
         On July 27, 2006, First Solar Manufacturing GmbH, a wholly owned indirect subsidiary of First Solar, Inc., entered into credit facility with a consortium of banks led by IKB Deutsche Industriebank AG under which we can draw up to €102.0 million to fund costs of constructing the German Plant. This credit facility consists of a €53.0 million term loan and a €27.0 million revolving credit facility. This credit facility also consists of a €22.0 million bridge loan, which we can draw upon to fund costs of constructing the German Plant that are incurred prior to receiving funds from the investment incentive financing. We can draw against the term loan, bridge loan and revolving credit facility between the date of the agreement and December 30, 2007, and thereafter, only against the revolving facility through September 30, 2012. Interest is payable at the annual rate of the Euro interbank offered rate (Euribor) plus 1.6% on the term loan, Euribor plus 2.0% on the bridge loan and Euribor plus 1.8% for the revolving credit facility. We may choose to pay interest every three or six months for the term loan and bridge loan, and every one, three or six months for the revolving credit facility, and principal is payable between March 2008 and December 2012. Substantially all of our assets in Germany, including the German Plant under construction, have been pledged as collateral for this credit facility. The credit facility is guaranteed by First Solar Holdings GmbH and First Solar GmbH and First Solar, Inc. has agreed to fund unfavorable project variances. As of August 4, 2006, we had $16.7 million of outstanding borrowings under the credit facility.
The credit facility contains various financial and operational covenants with which we must comply. During the period of construction of our German Plant, we must meet project timetables and cost projections and must establish all necessary project permits. During and after construction, we must adequately insure the property and the associated business operations. While the credit facility is outstanding, First Solar Manufacturing GmbH, must remain within prescribed debt levels, meet certain debt ratios and hedge its interest rate risk on amounts drawn against the loans. First Solar Manufacturing GmbH must also submit financial reports, operational reports and business plans to the lenders. Our ability to withdraw returns from our intercompany loans and capital investments made in this subsidiary or receive payment for goods or services provided to it by our other entities is limited during the period that the credit facility is outstanding.
During July 2006, we were approved to receive investment incentives of €21.5 million from InvestitionsBank des Landes Brandenburg (the development bank of the German state of Brandenburg), which will be used to partially finance the costs of the construction of our plant in Germany. We also expect our construction project to qualify for up to €23.8 million of investment incentives from the Federal Republic of Germany, depending on the timing of completion of portions of our project and the compliance of the costs with requirements for the incentives. We are not required to repay any funds received under these investment incentive programs.
During July 2006, we entered into a loan agreement, which we amended and restated on August 7, 2006, with the Estate of John T. Walton, an affiliate of our majority shareholder, under which we can draw up to $34.0 million. Interest is payable monthly at the annual rate of the commercial prime lending rate; principal payments are due at the earlier of January 2008 or the completion of an initial public offering of our stock. This loan does not have any collateral requirements. As a condition of obtaining this loan, we were required to use a portion of the proceeds to repay the principal of our loan from Kingston Properties, LLC. Therefore, during July 2006, we drew $26.0 million against this loan, $8.7 million of which we used to repay the Kingston Properties, LLC note.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13 OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
         The following table sets forth the expenses payable by the Registrant in connection with the issuance and distribution of the common stock being registered hereby. All of such expenses are estimates, other than the filing and quotation fees payable to the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and The Nasdaq Global Market.

SEC Registration Fee	$26,750
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Transfer Agent and Registrar Fees and Expenses
The Nasdaq Global Market Listing Fees
NASD Filing Fee	25,500
Miscellaneous

Total

ITEM 14 INDEMNIFICATION OF DIRECTORS AND OFFICERS
         We are incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware (the “Delaware Law”) provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, for any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
         A Delaware corporation may indemnify officers and directors against expenses (including attorneys’ fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred. We plan to enter into Indemnification Agreements with our officers and directors prior to the effectiveness of this registration statement.
         In accordance with Section 102(b)(7) of the Delaware Law, the Amended Certificate of Incorporation of First Solar, Inc. (the “Company”) contains a provision to limit the personal liability of the directors of the Company to the fullest extent permitted by law. This provision eliminates each director’s liability to the Company or its stockholders for monetary damages except (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions or (iv) for any transaction from which a director derived an improper personal benefit. In addition, our bylaws provide for indemnification of directors, officers, employees and agents to the fullest extent permitted by Delaware Law and authorizes the Company to purchase and maintain insurance to protect itself and any director, officer, employee or agent of the Company or another business entity against any expense, liability or loss, regardless of whether the Company would have the power to indemnify such person under the Company’s bylaws or Delaware Law. The Company maintains directors and officers liability insurance, which covers directors and officers against certain claims or liabilities arising out of the performance of their duties.
         The underwriting agreement with the underwriters will provide for the indemnification of the directors and officers of the Company who sign this registration statement and certain controlling persons against specified liabilities, including liabilities under the Securities Act.

ITEM 15 RECENT SALES OF UNREGISTERED SECURITIES
         During the past three years, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters or any public offerings and we believe that each of these transactions was exempt from registration requirements pursuant to Section 3(a)(9) or Section 4(2) of the Securities Act of 1933, as amended, Regulation D promulgated thereunder, Rule 144A of the Securities Act of 1933, as amended or Rule 701 of the Securities Act of 1933 pursuant to compensatory benefit plans and contracts related to compensation as provided under Rule 701. The recipients of the securities in these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in these transactions.
         From December 2003 through February 2005, the registrant issued options to purchase a total of 634,703 shares of its common stock with an exercise price of $10 per share to directors, officers and key employees pursuant to its 2003 Unit Option Plan. In each case, no consideration was paid to the registrant by any recipient of any of the foregoing options for the grant of such options. The transactions were conducted in reliance upon the available exemptions from the registration requirements of the Securities Act, including those contained in Rule 701 promulgated under Section 3(b), which relates to exemptions for offers and sales of securities pursuant to certain compensatory benefit plans.
         From February 2005 through October 2005, the registrant issued options to purchase a total of 499,751 shares of its common stock with an exercise price of $21 per share to directors, officers and key employees pursuant to its 2003 Unit Option Plan. In each case, no consideration was paid to the registrant by any recipient of any of the foregoing options for the grant of such options. The transactions were conducted in reliance upon the available exemptions from the registration requirements of the Securities Act, including those contained in Rule 701 promulgated under Section 3(b), which relates to exemptions for offers and sales of securities pursuant to certain compensatory benefit plans.
         During December 2005, the registrant issued options to purchase a total of 65,000 shares of its common stock with an exercise price of $22 per share to directors, officers and key employees pursuant to its 2003 Unit Option Plan. In each case, no consideration was paid to the registrant by any recipient of any of the foregoing options for the grant of such options. The transactions were conducted in reliance upon the available exemptions from the registration requirements of the Securities Act, including those contained in Rule 701 promulgated under Section 3(b), which relates to exemptions for offers and sales of securities pursuant to certain compensatory benefit plans.
         From December 2003 through October 2004, the registrant issued an aggregate total of 8,565,000 shares of its common stock to JWMA Holdings, LLC at a price of $10.00 per share. The transactions were conducted in reliance upon the available exemptions from the registration requirements of the Securities Act, including those contained in Section 4(2). From March 2005 through February 2006, the registrant issued an aggregate total of 2,121,045 shares of its common stock to JWMA Holdings, LLC at a price of $22.00 per share. The transactions were conducted in reliance upon the available exemptions from the registration requirements of the Securities Act, including those contained in Section 4(2).
         On February 22, 2006, First Solar Holdings, LLC was incorporated in Delaware as First Solar Holdings, Inc. and, during the first quarter of 2006, was renamed First Solar, Inc. Upon our change in corporate organization on February 22, 2006, our membership units became common stock shares and our unit options became share options on a one-for-one basis.
         On February 22, 2006, we issued $74 million aggregate principal amount of convertible senior subordinated notes due February 22, 2011 to Goldman, Sachs & Co. On May 10, 2006, Goldman, Sachs & Co. converted all of the convertible senior subordinated notes into 878,651 shares of common stock and is now a stockholder.
         These transactions were conducted in reliance upon the available exemptions from the registration requirements of the Securities Act, including those contained in Section 4(2).

ITEM 16 EXHIBITS
         Exhibits

Exhibit Number		Description of Document

1	.1*	Form of Underwriting Agreement
3	.1*	Amended Certificate of Incorporation of First Solar, Inc.
3	.2*	Amended By-Laws of First Solar, Inc.
4	.1*	Form of Certificate of First Solar, Inc. Common Stock
5	.1*	Opinion of Cravath, Swaine & Moore LLP
10	.1*	2003 Unit Option Plan of First Solar Holdings, LLC
10	.2*	Employment Agreement, dated May 30, 2001, between First Solar, Inc. and George A. (“Chip”) Hambro, as amended
10	.3*	Employment Agreement, dated November 1, 2002, between First Solar, Inc. and Kenneth M. Schultz
10	.4*	Change of Control Agreement, dated December 8, 2003, between First Solar, Inc. and George A. (“Chip”) Hambro, as amended
10	.5*	Change of Control Agreement, dated December 8, 2003, between First Solar, Inc. and Kenneth M. Schultz
10	.6*	Amended and Restated Promissory Note, dated August 7, 2006, between First Solar, Inc. and the Estate of John T. Walton
10	.7*	Loan Agreement, dated July 1, 2005, among First Solar US Manufacturing, LLC, First Solar Property, LLC and the Director of Development of the State of Ohio
10	.8*	Loan Agreement, dated December 1, 2003, among First Solar US Manufacturing, LLC, First Solar Property, LLC and the Director of Development of the State of Ohio
21	.1*	List of Subsidiaries of First Solar, Inc.
23	.1*	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.1)
23.2		Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
24	.1**	Powers of Attorney of the directors and officers of the registrant

*	To be filed by amendment

**	Previously filed
ITEM 17 UNDERTAKINGS
         The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, changes in volume and price represent no more than 20 percent change in the aggregate offering price set forth in the “Calculation of Registration Fee” in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from the registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
         The undersigned registrant hereby undertakes that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser.

(1) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or it securities provided by or on behalf of the undersigned registrant; and

(4) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

         The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
         The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of the unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering.
         For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.
         For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Phoenix, Arizona on August 9, 2006.

First Solar, Inc.

By:	/s/ JENS MEYERHOFF

Name: Jens Meyerhoff

Title: Chief Financial Officer

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature		Title	Date

* Michael J. Ahearn		President, Chief Executive Officer and Director (Principal Executive Officer)	August 9, 2006

* Jens Meyerhoff		Chief Financial Officer (Principal Financial and Principal Accounting Officer)	August 9, 2006

* James F. Nolan		Director	August 9, 2006

* Bruce Sohn		Director	August 9, 2006

* Michael Sweeney		Director	August 9, 2006

*By:	/s/ JENS MEYERHOFF Jens Meyerhoff Attorney-in-Fact